    As filed with the Securities and Exchange Commission on September 3, 2002.

                                                   Registration No.    333-90522
                                                                    ------------


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                          CENTER FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

          California                       6712                  95-3972168
(State or Other Jurisdiction of      (Primary Standard        (I.R.S. Employer
Incorporation or Organization)   Industrial Classification   Identification No.)
                                        Code Number)

                       3435 Wilshire Boulevard, Suite 700
                          Los Angeles, California 90010
                                 (213) 251-2222
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                  Seon Hong Kim
                      President and Chief Executive Officer
                             California Center Bank
                       3435 Wilshire Boulevard, Suite 700
                          Los Angeles, California 90010
                                 (213) 251-2222
            (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                 With a copy to:
                              Nikki Wolontis, Esq.
                             Madge S. Beletsky, Esq.
                         Fried, Bird & Crumpacker, P.C.
                            1900 Avenue of the Stars
                                   25th Floor
                          Los Angeles, California 90067
                      (310) 551-7411; (310) 556-4487 (fax)

     Approximate Date of Commencement of Proposed Sale to the Public: As Soon as Practicable after the Effective Date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]




================================================================================

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/
PROSPECTUS


                              September [20], 2002


Dear Shareholder:


         You are cordially invited to attend the Annual Meeting of Shareholders of California Center Bank on Wednesday, October 23, 2002 at 6:00 p.m., to be held at our bank's Olympic Office, 2222 West Olympic Boulevard, Los Angeles, California 90006.


         Your Board of Directors has voted in favor of a reorganization creating a bank holding company to be called Center Financial Corporation. Center Financial is a recently formed California corporation, organized at the direction of our bank's Board of Directors, which is being used for the purpose of becoming a bank holding company. If shareholders approve the reorganization, we will exchange each of your California Center Bank shares for one share of Center Financial. Thus, instead of owning California Center Bank directly, you will own shares in Center Financial which will own California Center Bank. After the reorganization you will have the same number of shares in Center Financial as you currently have in California Center Bank.

         Your stock in Center Financial will have a value equal to the value of your stock in California Center Bank and therefore the exchange will take place without any recognition of gain or loss for federal income tax purposes. No changes in California Center Bank's directors, officers, or other personnel are contemplated as a result of the formation of the bank holding company. California Center Bank will continue its present business and operations and is planning to change its name to "Center Bank" shortly after the reorganization is completed.

         The enclosed proxy statement/prospectus is also provided by the Board of Directors in connection with the annual election of the Board of Directors of California Center Bank (all of whom are also directors of Center Financial). We are pleased to enclose for your review this proxy statement/prospectus that provides you with the information you need to evaluate the reorganization. We encourage you to review it carefully.

         I strongly support the organization of Center Financial and enthusiastically recommend that you vote in favor of it. Your interest and participation are appreciated.

                                         Sincerely,



                                         Seon Hong Kim
                                         President and Chief Executive Officer

         The reorganization involves risks. SEE RISK FACTORS ON PAGE 5.

         These securities are not deposits or accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

         Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.


         The date of this proxy statement/prospectus is September [20], 2002, and it is being mailed to California Center Bank shareholders on or about September [20], 2002.

                             CALIFORNIA CENTER BANK
                             3435 Wilshire Boulevard
                          Los Angeles, California 90010


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           To Be Held October 23, 2002


TO THE SHAREHOLDERS OF CALIFORNIA CENTER BANK:


         The Annual Meeting of Shareholders of California Center Bank will be held at our bank's Olympic Office, 2222 West Olympic Boulevard, Los Angeles, California 90006 on Wednesday, October 23, 2002 at 6:00 p.m., local time, for the following purposes:


         1. Election of Directors. To elect the following directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified:

                                 Chung Hyun Lee

                  David Z. Hong               Sang Hoon Kim
                  Jin Chul Jhung              Seon Hong Kim
                  Chang Hwi Kim               Monica M. Yoon
                  Peter Y. S. Kim             Warren A. Mackey

         2. Reorganization of California Center Bank into a Bank Holding Company. To consider and act upon a proposal to approve a plan of reorganization and agreement of merger pursuant to which:

            . California Center Bank will continue as a wholly owned subsidiary of Center Financial.

            . Center Financial will become the sole shareholder and holding company of California Center Bank.

            . You will become shareholders of Center Financial. You will receive one share of Center Financial for each share of California Center Bank that you own prior to the reorganization.

         A copy of the plan of reorganization and agreement of merger is attached as Appendix "A" to the accompanying proxy statement/prospectus.

         3. Other Business. To consider and transact other business that may properly come before the Annual Meeting and at any adjournments or postponements.

            The Bylaws of California Center Bank provide for the nomination of directors in the following manner:

                  "Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of voting stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations, other than by the Board of Directors, shall be made in writing and shall be received by the President of the Corporation no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders pursuant to
            Section 2.2(d) of these bylaws; provided, however, that if only 10 days' notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President of the Corporation not later than the time fixed in the notice of the meeting for the opening of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder: (A) the name and address of each proposed nominee; (B) the principal occupation of each proposed nominee; (C) the number of shares of voting stock of the Corporation owned by each proposed nominee; (D) the name and residence address of the notifying shareholder; and (E) the number of shares of voting stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may be disregarded by the chairman of the meeting, and the inspectors of election shall then disregard all votes cast for each such nominee."


         Only those shareholders of record at the close of business on September 4, 2002 will be entitled to notice of and to vote at the Meeting.


         Your vote is very important. Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the Annual Meeting. This will not prevent you from voting but will assure that your vote will be counted if you are unable to attend. Your proxy will be revocable, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise, by following the procedure described in the proxy statement/prospectus.

         If you would like to attend the Annual Meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Annual Meeting, you must obtain from the nominee a proxy issued in your name.


         September [20], 2002
         Los Angeles, California


                                              By Order of the Board of Directors



                                              Yong Hwa Kim
                                              Corporate Secretary

         In order to facilitate the providing of adequate accommodations, please indicate on the proxy whether or not you plan to attend the annual meeting.

             CALIFORNIA CENTER BANK AND CENTER FINANCIAL CORPORATION
                           PROXY STATEMENT/PROSPECTUS
                                TABLE OF CONTENTS

                                                                                                         Page
                                                                                                         ----
QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION .......................................................      1

SUMMARY ..............................................................................................      2

RISK FACTORS .........................................................................................      5

FORWARD-LOOKING STATEMENTS ...........................................................................      9

THE ANNUAL MEETING OF CALIFORNIA CENTER BANK .........................................................     10
     General .........................................................................................     10
     Revocability of Proxies .........................................................................     10
     Solicitation of Proxies .........................................................................     10

VOTING SECURITIES ....................................................................................     10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS ......................................................     11

PROPOSAL 1 - ELECTION OF DIRECTORS ...................................................................     11
     Information Concerning Directors, Nominees and Executive Officers ...............................     12
     Committees of the Board of Directors ............................................................     14
     Report of the Audit Committee ...................................................................     15
     Executive Compensation ..........................................................................     15
     Stock Options ...................................................................................     16
     Employment Agreement ............................................................................     18
     Compensation of Directors .......................................................................     18
     Performance Graph ...............................................................................     19
     Board of Directors' Compensation Committee Report ...............................................     20
     Compensation Committee Interlocks ...............................................................     20
     Transactions with Directors and Executive Officers ..............................................     20

PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION .....................................................     21
     Reasons for the Reorganization ..................................................................     21
     Description of the Plan of Reorganization and Agreement of Merger ...............................     22
     Costs of Reorganization .........................................................................     23
     Accounting Treatment ............................................................................     23
     Rights of Dissenting Shareholders ...............................................................     23
     Affiliate Restrictions ..........................................................................     23
     Federal Income Tax Consequences .................................................................     24
     Comparison of Rights of Shareholders of Center Financial Corporation and California Center Bank .     25
          Authorized Capital Stock ...................................................................     25
          Voting Rights and Election of Directors ....................................................     26
          Dividend Rights ............................................................................     28
          Preemptive Rights ..........................................................................     28
          Liquidation Rights .........................................................................     28
          Shareholder Vote for Mergers and Other Matters .............................................     29
          Dissenters' Rights .........................................................................     29
          Consideration of Certain Factors In Evaluation of Mergers ..................................     29
     Board of Directors' Recommendation and Required Vote ............................................     30

MARKET PRICES OF STOCK ...............................................................................     30
     Center Financial Corporation ....................................................................     30
     California Center Bank ..........................................................................     30

                                TABLE OF CONTENTS
                                   (continued)


                                                                                                Page
                                                                                                ----
DIVIDENDS ....................................................................................    31
     Center Financial Corporation ............................................................    31
     California Center Bank ..................................................................    32

SELECTED FINANCIAL DATA ......................................................................    33
MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..........................................    34

HISTORY AND BUSINESS OF CENTER FINANCIAL CORPORATION .........................................    69
     Organization ............................................................................    69
     Business ................................................................................    69
     Management ..............................................................................    69
     Indemnification .........................................................................    70

HISTORY AND BUSINESS OF CALIFORNIA CENTER BANK ...............................................    71
     General .................................................................................    71
     Recent Accounting Pronouncements ........................................................    73
     Competition .............................................................................    74
     Employees ...............................................................................    75
     Properties ..............................................................................    75
     Legal Proceedings .......................................................................    77

SUPERVISION AND REGULATION ...................................................................    77

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS .............................................    84
     Fees ....................................................................................    84
     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ....    84

PROPOSALS OF SHAREHOLDERS ....................................................................    85

OTHER MATTERS ................................................................................    85

LEGAL MATTERS ................................................................................    85

TAX MATTERS ..................................................................................    85

EXPERTS ......................................................................................    85

WHERE YOU CAN FIND MORE INFORMATION ..........................................................    85

ANNUAL DISCLOSURE STATEMENT ..................................................................    86

INDEX TO FINANCIAL STATEMENTS ................................................................   F-1

APPENDIX A - PLAN OF REORGANIZATION AND AGREEMENT OF MERGER ..................................   A-1

APPENDIX B - CENTER FINANCIAL CORPORATION AUDIT COMMITTEE CHARTER ............................   B-1

                 QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION

Q: Why is this reorganization proposed?

A: The Board of Directors of California Center Bank believes that the bank holding company structure will provide greater flexibility in terms of operations, expansion, and diversification.

Q: What will I receive in this reorganization?

A: You will receive one share of Center Financial common stock for each share of California Center Bank common stock that you own immediately prior to the reorganization.

Q: How do I vote?

A: Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope as soon as possible. Your Board of Directors unanimously recommends that you vote "FOR" the reorganization.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will not vote your shares for you unless you provide instructions to your broker on how to vote. It is important therefore that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as a vote against the reorganization.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. You may change your vote at any time before your proxy is voted at the annual meeting. If your shares are held in your name you may do this in one of three ways. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to California Center Bank's secretary. Third, you may attend the meeting and vote in person. Simply attending California Center Bank's annual meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at California Center Bank's annual meeting.

Q: Should I send in my certificates now?

A: No. After the reorganization is completed, you will receive written instructions for exchanging your stock certificates if you desire. If you prefer, you may simply keep your existing certificates and they will represent shares of Center Financial.

Q: When do you expect this reorganization to be completed?

A: We are currently working to complete the reorganization by the end of September 2002.

Q: Why have you sent this document and who can help answer my questions?

A: This proxy statement/prospectus contains important information regarding this proposed reorganization, as well as information about California Center Bank and Center Financial. We urge you to read this proxy statement/prospectus carefully, including its appendices. You may also want to review the documents listed under "WHERE CAN YOU FIND MORE INFORMATION" on page 85. If you have more questions about the reorganization, you should contact: Yong Hwa Kim, Senior Vice President and Controller, California Center Bank, 3435 Wilshire Boulevard, Suite 700, Los Angeles, California 90010, (213) 251-2222.

                                     SUMMARY

         This brief summary highlights selected information from this document and does not contain all the information that is important to you. We urge you to read this proxy statement/prospectus carefully to fully understand the reorganization.

Formation of a Bank Holding Company Which Will Own California Center Bank

         The Board of Directors is asking you to vote on a proposal to organize a bank holding company, Center Financial, which will own California Center Bank. The new corporate structure will permit Center Financial and California Center Bank greater financial and corporate flexibility by giving us:

         .     increased structural alternatives for acquisitions;
         .     increased flexibility in acquiring or establishing other
               businesses related to banking;
         .     more alternatives for raising capital and access to debt markets;
               and
         .     greater flexibility regarding redemption of stock.

         We have attached the reorganization agreement as Appendix "A" at the back of this proxy statement/prospectus. We encourage you to read the reorganization agreement, as it is the legal document that governs the transaction.

         After the reorganization, California Center Bank will continue in its operations as presently conducted under its management, but California Center Bank will be a wholly owned subsidiary of Center Financial. We are planning to change California Center Bank's name to "Center Bank" shortly after the reorganization is completed.

The Companies

Center Financial Corporation

         Center Financial Corporation is not an operating company and has not engaged in any significant business to date. It was formed on April 19, 2000 as a California corporation initially under the name "Center Financial Services" to be used as a subsidiary of California Center Bank, and was subsequently renamed Center Financial Corporation to become the holding company for California Center Bank. After the reorganization, Center Financial will become a registered bank holding company, whose principal asset will be its stockholdings in California Center Bank.

         The address of Center Financial Corporation's and California Center Bank's principal executive offices is 3435 Wilshire Boulevard, Suite 700, Los Angeles, California 90010, and the telephone number is (213) 251-2222.

California Center Bank


         California Center Bank is a California state-chartered bank which engages in the commercial banking business. California Center Bank is headquartered in Los Angeles, California with assets of approximately $656.9 million at June 30, 2002. California Center Bank operates eleven branch offices in Los Angeles, Orange, San Bernardino and San Diego counties, and three loan production offices, one each in Phoenix, Seattle and Denver.

The Management of California Center Bank Will Continue After the Reorganization

         The directors and officers of California Center Bank will continue to be directors and officers of our bank following the reorganization. After the reorganization, the present directors of Center Financial (who are also directors of California Center Bank) will continue to be directors of Center Financial, and certain of the officers of California Center Bank will also serve as officers of Center Financial. The shareholders of Center Financial will only elect the directors of Center Financial after the reorganization. Center Financial will elect the directors of California Center Bank.

We Need Your Approval


         In order to complete the reorganization, we need the approval of owners of at least a majority of the outstanding shares of the common stock of California Center Bank. As of September 4, 2002, the date on which a person must be a shareholder to be entitled to vote, there were 6,836,286 shares of common stock outstanding and entitled to vote. Therefore, we will need the owners of 3,418,144 shares to vote in favor of the reorganization. The Board of Directors of California Center Bank unanimously recommends voting in favor of the reorganization.


The Directors and Executive Officers Intend to Vote in Favor of the
Reorganization


         California Center Bank's directors, executive officers and nominees for director, who beneficially owned in the aggregate approximately 2,516,500 voting shares or 36.8% of the outstanding shares of California Center Bank common stock (not including vested option shares) as of July 15, 2002, intend to vote for the approval of the reorganization.


Shareholders Do Not Have Dissenters' Rights

         California Center Bank's shareholders do not have dissenters' rights with respect to the reorganization.

The Reorganization Will Be Tax-Free to You

         Katten Muchin Zavis Rosenman, special tax counsel to California Center Bank and Center Financial, has stated its opinion that neither gain nor loss will be recognized for federal income tax purposes by Center Financial or by California Center Bank or its shareholders in connection with the reorganization. However, because tax matters are complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how the reorganization will affect you.

Significant Differences Between Center Financial and California Center Bank

         Center Financial's charter documents contain certain provisions that California Center Bank's charter documents do not have relating to the Board of Directors and certain business combinations, all of which may be deemed to have "anti-takeover" effects, including a "classified" board of directors, supermajority vote for certain business combinations, and elimination of cumulative voting. These Center Financial charter document provisions could adversely affect the market price of Center Financial common stock. (See "PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION - Comparison of the Rights of Holders of Center Financial Common Stock and California Center Bank Common Stock.") There are also differences in the availability of funds for the payment of dividends by California Center Bank and Center Financial. (See "DIVIDENDS.")

Benefits to Directors and Officers of the Reorganization

         The reorganization will not provide any substantive benefits to directors and officers of California Center Bank, who will continue to be directors and officers of California Center Bank and Center Financial.

Existing Options to Acquire California Center Bank Common Stock Will Become Options to Purchase Center Financial Common Stock After the Reorganization

         After the reorganization is completed all of the obligations of California Center Bank under California Center Bank's 1996 Stock Option Plan will become obligations of Center Financial on the same terms and conditions, with the exception that the securities issued pursuant to California Center Bank's 1996 Stock Option Plan will be Center Financial common stock.

Accounting Treatment


         The proposed transaction is a reorganization with no change in ownership interests, in that 100% of California Center Bank's common stock is to be exchanged for 100% of the stock of Center Financial. For accounting and financial reporting purposes, the reorganization will be treated similarly to a "pooling of interests", which means California Center Bank's assets and liabilities will be carried forward at their previously recorded amounts, without change, as the consolidated assets and liabilities of Center Financial following the reorganization.


Regulatory Approvals


         We cannot complete the reorganization unless it is approved or not disapproved (as appropriate) by the Federal Reserve Board, the FDIC and the California Department of Financial Institutions.



         As of the date of this document, the Federal Reserve Board, the Department of Financial Institutions and the FDIC have all issued the approvals or notices of non-disapproval needed to consummate the reorganization, subject to certain conditions. While we do not know of any reason that we would not be able to comply with any conditions, we cannot be certain that we will be able to meet them.



Trading Market for Common Stock

         California Center Bank's common stock is currently traded on the "over-the-counter" Bulletin Board (OTCBB) and is not listed on any exchange or on Nasdaq. Center Financial has filed an application for listing of its common stock on the Nasdaq National Market effective at or as soon as possible after the effective date of the reorganization. However, no assurance can be given that such application will be approved, or if approved, that an active public market for Center Financial's common stock will develop or continue if such a market develops. (See "RISK FACTORS - You May Have Difficulty Selling Your Shares in the Future If a More Active Trading Market for Our Stock Does Not Develop.")

                                  RISK FACTORS

         In addition to the other information we provide in this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for the reorganization.


         Poor Economic Conditions In California May Cause Us to Suffer Higher Default Rates on Our Loans and Decreased Value of the Assets We Hold as Collateral. A substantial majority of our assets and deposits are generated in the greater Los Angeles area in Southern California. As a result, poor economic conditions in the Los Angeles area may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. The Los Angeles area has experienced a downturn in economic activity in line with the slowdown in California during the past year. Economic activity slowed significantly immediately following the September 11, 2001 terrorist attacks, although delinquencies on our loans as a result of the September 11 terrorist attack have been minimal. Unemployment levels have increased since mid 2001, especially in Los Angeles County, which is our geographic center and the base of our deposit and lending activity. In addition, in the early 1990s, the entire state of California experienced an economic recession that resulted in increases in the level of delinquencies and losses for our bank as well as for many of the state's financial institutions. In the first quarter of 2002 a positive economic outlook was announced, but if the current recessionary conditions continue or deteriorate, we expect that our level of problem assets would increase accordingly, resulting in increases in the level of delinquencies and losses for us.

         The California Energy Crisis May Adversely Impact Our Customers and May Cause a General Downturn in the California Economy Which Could Adversely Affect Our Business. In 2000, California experienced severe energy shortages, which resulted in rolling blackouts in certain instances in portions of the state. In order to ensure future sources of energy for California, it is anticipated that the prices paid by consumers for energy could increase significantly. Significant increases in energy prices could cause our customers to experience losses or go out of business, which could result in delinquencies and losses on loans made to our borrowers and in turn have a material adverse effect on our business. In addition, increases in the price of energy could cause a general economic downturn in the California economy, which could have a material adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, and the value of real estate and other collateral securing our loans.

         Concentrations of Real Estate Loans Could Subject Us to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. Approximately $199.7 million or 44.5% of our loan portfolio as of June 30, 2002, and 42.7% and 36.8% of our loan portfolio as of December 31, 2001 and 2000, respectively, were concentrated in commercial real estate loans. Of this amount, $45.2 million represented loans secured by industrial buildings, and $57.4 million represented loans secured by retail shopping centers as of June 30, 2002. Although commercial loans generally provide for higher interest rates and shorter terms than single-family residential loans, such loans generally involve a higher degree of risk, as the ability of borrowers to repay these loans is often dependent upon the profitability of the borrowers' businesses. An increase in the percentage of nonperforming assets in our commercial real estate, commercial and industrial loan portfolio may have a material impact on our financial condition and results of operations, by reducing our income, increasing our expenses, and leaving us with less cash available for lending and other activities.

         As the primary collateral for many of our loans rests on commercial real estate properties, a downturn in real estate values in the greater Southern California region could negatively impact us by providing us with decreased collateral values in our loan portfolio. We have not experienced any deterioration in our real estate loan portfolio. However, there was an increase in delinquencies among small business loans, although the overall delinquency ratio was slightly lower as of year-end 2001 compared to year-end 2000. The delinquency ratio as of June 30, 2002 was the same as the year-end 2001 ratio. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Financial Condition - Nonperforming Assets.")

         The Allowance for Loan Losses May Not Cover Actual Loan Losses. Our bank maintains an allowance for loan losses at a level that we believe is adequate to absorb any inherent losses in the loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates that are beyond our control may cause our actual loan losses to exceed current allowance estimates. If the actual loan losses exceed the allowance for loan losses, it will hurt our business. In addition, the FDIC and the Department of Financial Institutions, as part of their supervisory functions, periodically review our allowance for loan losses. Such agencies may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgments, which may be different from those of our Management. Any increase in the allowance required by the FDIC or the Department of Financial Institutions could also hurt our business.

         We try to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans. Losses nevertheless occur. We establish loan loss allowances for probable losses inherent in the loan portfolio as of the balance sheet date. We base these allowances on estimates of the following:


         .     industry standards;
         .     historical loss experience;
         .     evaluation of current economic conditions;
         .     assessment of risk factors for loans with exposure to the
               economies of South Korea and other Pacific Rim countries;
         .     regular reviews of the quality mix and size of the overall loan portfolio;
         .     regular reviews of delinquencies; and
         .     the quality of the collateral underlying our loans.

         Risks Associated With Our Growth May Adversely Affect Us. Our bank's total assets have increased to $656.9 million as of June 30, 2002, from $586.7 million, $451.8 million and $353.6 million as of December 31, 2001, 2000 and 1999, respectively, an increase of 85.8% in two and one-half years. We opened one new branch office in September 2000 and five additional branches in the second half of 2001. We intend to investigate other opportunities to open additional branches that would complement our existing business as such opportunities may arise; however, we can provide no assurance that we will be able to identify additional locations or finalize additional branch openings.


         Our ability to manage our growth will depend primarily on our ability to:

         .     monitor operations;
         .     control costs;
         .     maintain positive customer relations; and
         .     attract, assimilate and retain qualified personnel.


         If we fail to achieve those objectives in an efficient and timely manner, we may experience interruptions and dislocations in our business, which could substantially increase our expenses and negatively impact our ability to retain the customers of the acquired businesses or operate the acquired businesses profitably. In addition, such concerns may cause federal and state banking regulators to require us to delay or forgo any proposed growth until such problems have been addressed to the satisfaction of those regulators.

         We have found that growth by de novo branch banking has temporarily increased our overhead expenses as a percentage of our total assets. The overall effect of opening five new branches in 2001 was that our earnings were reduced because of these increased costs. If we continue to grow by opening additional branches, we expect to face similar increased costs in the future.

         Changing Interest Rates May Reduce Our Net Interest Income. Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services. In 2001, the Federal Open Market Committee cut interest rates eleven times bringing the target Fed Funds rate to 1.75%. Our bank is subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse or a positive effect on our results of operations.


         Intense Competition Exists for Loans and Deposits Which Could Adversely Affect Us. The banking and financial services business in California generally, and in our market area specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than we do, which may adversely affect our ability to compete effectively.


         You May Have Difficulty Selling Your Shares in the Future If a More Active Trading Market for Our Stock Does Not Develop. As California Center Bank's common stock has not been listed on any national stock exchange or with Nasdaq, trading in our stock has not been extensive and cannot be characterized as active. Although Center Financial has filed an application for listing of its common stock on the Nasdaq National Market effective at or as soon as possible after the reorganization, we can give no assurance that such application will be approved, or if approved, that an active public market for the common stock will develop or continue if such a market develops.

         Because the Price of Our Common Stock May Vary Widely, When You Decide to Sell It, You May Encounter a Delay or Have to Accept a Reduced Price. The price of our common stock may fluctuate widely, depending on many factors. Some of these factors have little to do with our operating results or the intrinsic worth of our bank. For example, the market value of our common stock may be affected by the trading volume of the shares, announcements of expanded services by us or our competitors, operating results of our competitors, general trends in the banking industry, general price and volume fluctuations in the stock market, acquisition of related companies or variations in quarterly operating results. Also, if the trading market for our common stock remains limited, that may exaggerate changes in market value, leading to more price volatility than would occur in a more active trading market. As a result, if you want to sell your common stock, you may encounter a delay or have to accept a reduced price.

         No Cash Dividends Are Expected in the Foreseeable Future. California Center Bank has never paid a cash dividend in the past and we do not intend to pay cash dividends on Center Financial's common stock in the foreseeable future. Instead, we intend to reinvest our earnings in our business and to continue California Center Bank's existing policy of paying annual stock dividends to shareholders. (See "DIVIDENDS"). However, no assurance can be given that Center Financial will continue to follow this policy, or that Center Financial's performance will justify the payment of dividends of any kind. In addition, in order to pay cash dividends to our shareholders, Center Financial would need to obtain funds from its subsidiary, California Center Bank. Their ability, in turn, to pay dividends to us is limited by California law and federal banking law. In particular, California Center Bank may not pay a dividend that exceeds either of the following:

         .     California Center Bank's retained earnings; or
         .     California Center Bank's net income for its last three fiscal years, minus the amount of any prior dividend during those three years.

With the approval of the regulators, a bank may pay dividends above specified limits, but not more than the greater of the bank's retained earnings, its net income for its last fiscal year, or its net income for the current fiscal year. Even if we were able to meet the dividend test described above, we might not be able to pay dividends if the result would cause our capital to fall below federal capital standards that apply to banks.




         We Have Specific Risks Associated with Small Business Administration Loans. California Center Bank realized $301,000, $525,000 and $121,000, respectively, in the first half of 2002 and in 2001 and 2000, in gains recognized on secondary market sales of its SBA loans. We have sold some of the guaranteed portions of these loans in the secondary market. We can provide no assurance that we will be able to continue originating these loans, or that a secondary market will exist for, or that we will continue to realize premiums upon the sale of, the guaranteed portions of the SBA loans. The federal government presently guarantees 75% to 80% of the principal amount of each qualifying SBA loan. We can provide no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, we can provide no assurance that we will retain our preferred lender status, which, subject to certain limitations, allows us to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA, or that if it does, the federal government will not reduce the amount of such loans which we can make. We believe that our SBA loan portfolio does not involve more than a normal risk of collectibility. However, since we have sold some of the guaranteed portions of our SBA loan portfolio, we incur a pro rata credit risk on the nonguaranteed portion of the SBA loans since we share pro rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower would be subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to our SBA loans or it may seek the recovery of damages from us. The SBA has never declined to honor its guarantees with respect to its SBA loans, although no assurance can be given that the SBA would not attempt to do so in the future. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Financial Condition - Loan Portfolio - Small Business Administration (SBA) Loans.")

         Another Economic Downturn in South Korea Could Cause Us to Incur Losses With Respect to Certain of Our Loans and Credit Transactions Which Expose Us to the Korean Economy. Because a significant portion of our customer base is Korean-American, we have historically had exposure to the Korean economy with respect to certain of our loans and credit transactions. We make three types of credit extensions involving direct exposure to the Korean economy: commercial loans to U.S. affiliates/subsidiaries/branches of companies located in South Korea ("Korean Affiliate Loans"), acceptances with Korean banks, and standby letters of credit issued by Korean banks. We also have indirect exposure to the economies of various Pacific Rim countries because we provide short term trade financing to local import-export businesses in connection with issuing letters of credit to overseas suppliers/sellers, as well as making working capital and other business loans to such businesses, some of which businesses could be hurt by a downturn in the economies of such countries. The Korean economy and its capital markets suffered significant downturns in late 1997 and early 1998, and we had one Korean Affiliate Loan for $2 million that had to be charged-off in 1997 because such customer was directly impacted by the problems in South Korea, on which loan the Bank had recovered $1.4 million as of June 30, 2002. This one charge-off in 1997 represented in excess of 42.7% of our total charge-offs in 1997. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ___ Financial Condition ___ Nonperforming Assets, Allowance for Loan Losses and Market Risk/Interest Rate Risk Management." Since that time, we have been closely monitoring our exposure to the Korean economy and those of other Pacific Rim countries and have taken steps to reduce our exposure and to make sure that our allowance for loan losses is adequate to absorb any losses that might occur if problems were to arise again in South Korea or those other countries. However, another severe downturn in the Korean economy or in the economies of other Pacific Rim countries could cause us to incur significant credit losses.


         Our Directors and Executive Officers Control a Large Amount of Our Stock, and Your Interests May Not Always be the Same as Those of the Board and Management. As of July 15, 2002, our directors, executive officers and nominees for director together with their affiliates, beneficially owned approximately 36.8% of California Center Bank's outstanding voting stock (not including vested option shares). It is expected that they will own a similar percentage of Center Financial common stock following the reorganization. As a result, if all of these shareholders were to take a common position, they would be able to significantly affect the election of directors as well as the outcome of most corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of Center Financial.

         In some situations, the interests of our directors and executive officers may be different from yours. However, our Board of Directors and executive officers have a fiduciary duty to act in the best interests of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements under "Summary," "Risk Factors," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "Business" and elsewhere in this proxy statement/prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. These factors include, among other things, those listed under "Risk Factors" and the following:

         .     general economic and business conditions in those areas in which
               California Center Bank operates;
         .     demographic changes;
         .     competition;
         .     fluctuations in interest rates;
         .     changes in business strategy or development plans;
         .     changes in governmental regulation;
         .     credit quality;
         .     the availability of capital to fund the expansion of Center
               Financial and California Center Bank's business;
         .     changes in the securities markets; and other factors referenced in this proxy statement/prospectus or the documents incorporated herein by reference.

         Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. California Center Bank and Center Financial disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


         You should rely only on the information in this proxy statement/prospectus or other information referred to in this document. Neither Center Financial or California Center Bank has authorized anyone to provide you with other or different information. This proxy statement/prospectus is dated September [20], 2002. You should not assume that the information contained in this proxy statement/prospectus to shareholders nor the issuance of Center Financial stock for California Center Bank stock in the reorganization shall create any implication to the contrary.

                  THE ANNUAL MEETING OF CALIFORNIA CENTER BANK

General


         An annual meeting of the shareholders of California Center Bank will be held at our bank's Olympic Office, 2222 West Olympic Boulevard, Los Angeles, California 90006 on Wednesday, October 23, 2002 at 6:00 p.m.


         At the annual meeting, the holders of the common stock of California Center Bank will vote on:

         .     the election of nine persons to serve as directors until the 2003 annual meeting;
         .     the approval of the principal terms of the reorganization; and
         .     such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Revocability of Proxies

         A proxy for use at the annual meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of California Center Bank an instrument revoking it or a duly executed proxy bearing a later date, or by attending the annual meeting and voting in person. Subject to such revocation, all shares represented by a properly executed proxy received in time for the annual meeting will be voted by the proxy holders whose names are set forth in the accompanying proxy in accordance with the instructions on the proxy. If no instruction is specified with respect to a matter to be acted upon, the shares represented by the proxy will be voted in favor of (i) the election of the nominees for directors set forth herein, (ii) the approval of the bank holding company reorganization and, if any other business is properly presented at the annual meeting, in accordance with the recommendations of your Board of Directors.

Solicitation of Proxies

         California Center Bank will bear the cost of this solicitation, including the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in this solicitation of proxies. The proxies will be solicited principally through the mails, but California Center Bank's directors, officers and regular employees may solicit proxies personally or by telephone. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward these proxy solicitation materials to shareholders whose California Center Bank stock is held of record by such entities, and California Center Bank will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, we may pay for and utilize the services of individuals or companies we do not regularly employ in connection with the solicitation of proxies.

                                VOTING SECURITIES

         There were issued and outstanding 6,836,286 shares of California Center Bank's common stock on September 4, 2002, which has been set as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Meeting. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of the common stock is necessary to constitute a quorum at the Meeting for the transaction of business. Abstentions and broker non-votes are each included in the determination of the number of shares present for determining a quorum but are not counted on any matters brought before the Meeting.

         Each holder of common stock will be entitled to one vote, in person or by proxy, for each share of common stock standing in his or her name on the books of California Center Bank as of September 4, 2002 for the annual meeting on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares are entitled to be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the Meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate. The nine (9) candidates receiving the highest number of votes will be elected. If cumulative voting is declared at the Meeting, votes represented by Proxies delivered pursuant to this Proxy Statement may be cumulated in the discretion of the Proxy Holders, in accordance with the recommendations of the Board of Directors. An abstention or broker non-vote will have the same effect as a vote against a director nominee and against any other matters submitted for shareholder approval.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Management knows of no person who owned beneficially more than five percent (5%) of the outstanding common stock of California Center Bank as of July 15, 2002, except for David Z. Hong, Chang Hwi Kim, Sang Hoon Kim, Chung Hyun Lee and Monica M. Yoon, each of whom is a member of California Center Bank's Board of Directors. (See "PROPOSAL 1 - ELECTION OF DIRECTORS - Information Concerning Directors, Nominees and Executive Officers.")

                       PROPOSAL 1 - ELECTION OF DIRECTORS

         The Bylaws of California Center Bank provide that the number of directors shall be not fewer than eight (8) nor more than fifteen (15) until changed by a bylaw amendment duly adopted by the vote or written consent of the shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within the foregoing range, by a bylaw or amendment thereof or by a resolution duly adopted by the vote or written consent of the shareholders or by the Board of Directors. The Board of Directors is currently composed of eight (8) individuals, and the number of directors to be elected at the annual meeting has been fixed at nine (9).

         The first nine (9) persons named below, all but one of whom are present members of the Board of Directors of California Center Bank, will be nominated for election to serve as directors until the next Annual Meeting of Shareholders and until their successors are elected and have qualified. Votes will be cast pursuant to the enclosed Proxy in such a way as to effect the election of said nine (9) nominees, or as many thereof as possible under applicable voting rules. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. Management has no reason to believe that any nominee will become unavailable.

         Your Board of Directors unanimously recommends a vote of "AUTHORITY GIVEN" to elect all of the nominees for director of California Center Bank.

Information Concerning Directors, Nominees and Executive Officers

         The following table sets forth certain information as of July 15, 2002, with respect to (i) each of the persons to be nominated by the Board of Directors for election as directors, (ii) each of California Center Bank's executive officers, and (iii) the directors and executive officers as a group:


                                                                                            Common Stock
                                                                                         Beneficially Owned
                                                                 Year First                  On July 15, 2002
                                                                                 ------------------------------------
                                                                 Elected or                    Vested      Percentage
  Name and Offices         Principal Occupation                   Appointed       Number       Option      of Shares
   Held with Bank           for Past Five Years          Age      Director      of Shares/1/   Shares/2/   Outstanding
--------------------     ---------------------------     ---    ------------  --------------  --------    -----------
Chung Hyun Lee/3/        President, Nuart                 60        1985          301,835      89,577        5.65%/4/
Chairman of the Board    International, Inc.,
                         (Cosmetics Importing)

David Z. Hong/3/         Retired                          72        1985          407,016      89,577        7.17%/4/
Director                 (formerly accountant, David
                         Hong Accounting Services)

Jin Chul Jhung           President and Chairman,          58        1998          101,500           0        1.48%
Director                 Royal Imax, Inc.
                         (Importing and Wholesale)

Chang Hwi Kim/3/         President, Maxion Inc.           60        1989          256,756      89,577        5.00%/4/
Director                 (Home Entertainment)

Peter Y. S. Kim          President and Chairman,          54        1998          227,821           0        3.33%
Director                 Harbor Express, Inc., Gold
                         Point Transportation, Bridge
                         Warehouse, Inc. (Trucking)


---------------------

     /1/ Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or such person's spouse) is the sole beneficiary and has pass-through voting rights and investment power.

     /2/ Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of July 15, 2002 pursuant to California Center Bank's Stock Option Plan. (See " ___ Stock Options" and " ___ Compensation of Directors.")

     /3/ Mr. Hong's address is 617 Avalon Boulevard, Wilmington, California 90744; Chang Hwi Kim's address is 2858 West Imperial Highway, Inglewood, California 90303; Sang Hoon Kim's address is 770 East 9th Street, Los Angeles, California 90021; Mr. Lee's address is 614 East Walnut Street, Carson, California 90746; and Ms. Yoon's address is 47 Belcourt Drive, N., Newport Beach, California 92660.

     /4/ This percentage is based on the total number of shares of California Center Bank's common stock outstanding, plus the number of option shares which the applicable individual or group has the right to acquire upon the exercise of stock options, which are vested or will vest within 60 days of July 15, 2002 pursuant to California Center Bank's Stock Option Plan. (See " ___ Stock Options" and " ___ Compensation of Directors.")

     (Table and footnotes continued on following page.)

                                                                                                       Common Stock
                                                                                                    Beneficially Owned
                                                                       Year First                     On July 15,2002
                                                                                                    ------------------
                                                                       Elected or                    Vested      Percentage
  Name and Offices              Principal Occupation                    Appointed       Number       Option      of Shares
   Held with Bank                for Past Five Years           Age      Director      of Shares/1/   Shares/2/   Outstanding
--------------------          ---------------------------      ---    ------------  --------------  ----------  -----------
Sang Hoon Kim/3/              Chairman and Chief Executive      61        1985         465,517/6/    89,577          8.01%/4/
Director                      Officer, Tmecca.com (On-line
                              Provider of Professional Books
                              and Magazines)/5/

Seon Hong Kim                 President and Chief Executive     58        1998          45,090            0          0.66%/4/
President, Chief Executive    Officer, California Center
Officer                       Bank/7/
and Director

Monica M. Yoon/3/             Pension Fund Manager,             54        1996         370,452       64,648          6.30%/4/
Director                      Rhackseung Yoon,  M.D., Inc.

Warren A. Mackey              President, Arles Advisors Inc     43         n/a         336,861            0          4.93%
Nominee for Director          (Investment Management)

Yong Hwa Kim                  Senior Vice President,            50         n/a           2,509        2,509          0.07%/4/
Senior Vice President,        Controller and
Controller and Corporate      Corporate Secretary,
Secretary                     California Center Bank/8/


--------------------

     (Certain footnotes appear on previous page.)

     /5/ Sang Hoon Kim has been Chairman and Chief Executive Officer of Tmecca.com since March 2001 and Chairman of Protrend Inc., an apparel marketing company in Los Angeles, California, since 1999. Previously, he served as President of Protrend, Inc. from 1979 to 1999.

     /6/ Includes 41,079 shares held by Saymee K, Inc., of which Sang Hoon Kim's adult son is President and a majority shareholder, as to which shares Sang Hoon Kim has shared voting and investment power. Also includes 251,314 shares owned by Mr. Kim's adult children, and 99,037 shares held by other relatives of Mr. Kim, as to which shares Mr. Kim has shared voting and investment power pursuant to an agreement with the record owners of the shares.

     /7/ Seon Hong Kim has served as President and Chief Executive Officer of California Center Bank since September 1998. Previously, he served in various senior executive positions at Hanmi Bank in Los Angeles since 1986. Mr. Kim has 31 years of experience in commercial banking.

     /8/ Yong Hwa Kim has served as Senior Vice President/Controller and Corporate Secretary of California Center Bank since June 2001. Ms. Kim has more than 23 years' experience in the banking industry and is a Certified Public Accountant. Previously, she served as Senior Vice President/Cashier of Pacific Union Bank in California from March 1998 to June 2000; as Vice President and Comptroller at Dai-Ichi Kangyo Bank of California from 1988 to February 1998; and in various positions for KPMG Peat Marwick from 1983 to 1988, most recently as an Audit Manager.

     (Table and footnotes continued on following page.)

                                                                                                      Common Stock
                                                                                                   Beneficially Owned
                                                                       Year First                    On July 15,2002
                                                                       Elected or                    Vested     Percentage
  Name and Offices              Principal Occupation                    Appointed       Number       Option      of Shares
   Held with Bank                for Past Five Years           Age      Director      of Shares/1/   Shares/2/  Outstanding
--------------------          ---------------------------      ---    ------------    ------------   --------   -----------
James Hong                    Senior Vice President            50           n/a                0        2,267         0.03%
Senior Vice President and     and Chief Lending Officer,
Chief Lending Officer         California Center Bank/9/

Jason G. Lee                  Senior Vice President            49           n/a            1,254        8,504         0.14%/4/
Senior Vice President         and Cashier,
and Cashier                   California Center Bank/10/

Directors, Executive                                                                   2,516,611      436,236        40.60%/4/
Officers and Nominees as a
Group
(12 in Number)


     Committees of the Board of Directors

           The Board of Directors has, among others, a standing audit committee, of which directors David Z. Hong (Chairman), Chang Hwi Kim, Peter Y. S. Kim, Chung Hyun Lee and Monica M. Yoon are members. During the fiscal year ended December 31, 2001, the Audit Committee held a total of ten (10) meetings. The purpose of the Audit Committee is to monitor the quality and integrity of California Center Bank's accounting, auditing, internal control and financial reporting practices. The Committee reviews the independence and performance of the independent accountants and annually recommends to the Board the appointment of the independent accountants. Prior to the public release of annual and quarterly financial information, the Committee discusses with Management and the independent accountants the results of the independent accountants' audit or limited review procedures associated with this information. The Committee oversees internal audit activities, including reviewing the internal audit plan, discussing various internal audit issues with Management, reviewing and concurring in the appointment or replacement of the director of the internal audit and confirming and assuring the objectivity of internal audits. The Committee also reviews codes of conduct and compliance therewith, and reviews expense account procedures for senior management. California Center Bank does not currently have a formal audit committee "charter," but the Audit Committee operates under the guidelines established by the Bank's Internal Audit Policy adopted by the Board of Directors. The Board of Directors of Center Financial has adopted an Audit Committee Charter (attached as Appendix "B"), to become effective at the close of the reorganization, requiring that the Audit Committee be comprised of at least three directors, each of whom must be independent according to the rules of Nasdaq. All of the members of California Center Bank's audit committee are independent directors under those rules.

     -----------------

     (Certain footnotes appear on previous page.)

     /9/ Mr. Hong has served as Senior Vice President/Chief Lending Officer of California Center Bank since March 2002. Mr. Hong has more than 19 years' banking experience and has served in various positions at California Center Bank since 1989, including most recently as Senior Vice President/International and Corporate Lending since August 1999; Senior Vice President / Special Assets Department and Consumer Loan Department from August 1998 to August 1999; and Senior Vice President/Business Development from 1997 to August 1998.

     /10/ Mr. Lee has served as Senior Vice President/Cashier of California Center Bank since November 1998. Mr. Lee has more than 17 years' banking experience and has served in various capacities with California Center Bank since 1993, except for the period from July 1997 to August 1998 when he served as a partner with KMC Consulting in Cerritos, California.

         The Bank has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in California Center Bank's Bylaws and in the Notice of Annual Meeting of Shareholders.

         While the Board has no standing "compensation" committee, it has a Personnel Committee of which directors Chang Hwi Kim (Chairman), Jin Chul Jhung, Seon Hong Kim and Chung Hyun Lee are members. The primary function of the Personnel Committee, which met four (4) times during 2001, is to approve the employment of executive officers and oversee the formal performance appraisal process to supervise Management's performance. Additionally, the Personnel Committee establishes guidelines for all compensation and benefits provided by California Center Bank, and approves personnel policies recommended by senior officers of California Center Bank.

         During the fiscal year ended December 31, 2001, the Board of Directors of California Center Bank held a total of twenty-three (23) meetings. Each incumbent director of California Center Bank who served as a director during 2001 attended at least seventy-five percent (75%) of the aggregate of (1) the total number of such Board meetings and (2) the total number of meetings held by all committees of the Board on which such director served during 2001, except Jin Chul Jhung.

Report of the Audit Committee

         The Audit Committee has reviewed and discussed with Management California Center Bank's audited consolidated financial statements as of and for the year ended December 31, 2001. The committee has discussed with California Center Bank's independent auditors, which are responsible for expressing an opinion on the conformity of California Center Bank's audited consolidated financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, including their judgments as to the quality of California Center Bank's financial reporting. The committee has received from the independent auditors written disclosures and a letter as required by the Independence Standards Board, Standard No. 1, as amended, and discussed with the independent auditors the firm's independence from Management and California Center Bank. In considering the independence of California Center Bank's independent auditors, the committee took into consideration the amount and nature of the fees paid to the firm for non-audit services. (See "RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS - Fees.")

                                  Submitted by:
                             David Z. Hong, Chairman
                                  Chang Hwi Kim
                                 Peter Y. S. Kim
                                 Chung Hyun Lee
                                 Monica M. Yoon

Executive Compensation

         The following table sets forth certain summary compensation information with respect to the Chief Executive Officer and the only other executive officers of California Center Bank whose total salary and bonus for the fiscal year ended December 31, 2001, exceeded $100,000 (the "Named Executive Officers"):

                           Summary Compensation Table

                                                                             Long Term
                                                                            Compensation
                                                                            ------------
                                                                           Stock Options
                                                Annual Compensation/1/    Granted (Number     All Other
                                                -------------------
    Name and Principal Position         Year     Salary        Bonus       of Shares)       Compensation
    ---------------------------         ----     ------        -----     ---------------    ------------
Seon Hong Kim                           2001    $186,667/2/  $ 60,000       60,000/3/        $20,925/4/
     President and                      2000     160,000/2/   168,991            -            15,405/4/
     Chief Executive Officer            1999     160,000/2/    86,209            -             9,081/4/

Dong Ik Lee                             2001    $120,000     $ 14,000            -           $ 4,800/5/
     Executive Vice President           2000     110,000/2/    36,500            -                 -
     and Chief Credit Officer/6/        1999      1,1541/7/         -       38,307/3/              -

Yong Hwa Kim                            2001    $108,325     $ 42,638       10,000/3/        $ 4,333/5/
     Senior Vice President              2000      48,230/8/    30,917       11,300/3/              -
     and Controller

Jason G. Lee                            2001    $ 95,000     $  9,575            -           $ 3,800/5/
     Senior Vice President              2000      86,841/2/    27,104            -             3,464/5/
     and Cashier                        1999      80,232/2/    20,732       12,769/3/            325/5/

Kyusun Lee                              2001    $101,430     $ 11,834            -           $ 3,402/5/
     Senior Vice President              2000      59,805/9/    31,267       11,300/3/              -
     and Chief Information Officer/6/


Stock Options

         California Center Bank's 1996 Stock Option Plan (the "Plan"), intended to advance the interests of California Center Bank by encouraging stock ownership on the part of participating employees and directors, was adopted by the shareholders on May 6, 1996. The Plan provides for the issuance of both "incentive" and "non-qualified" stock options


_____________________________

/1/ Excludes the cost to California Center Bank of personal benefits which, with respect to the Named Executive Officers, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

/2/ Consists entirely of this individual's salary, a portion of which was deferred pursuant to California Center Bank's 401(k) Plan (the "401(k) Plan"). The 401(k) Plan permits all participants to contribute up to 15% of their annual salary on a pre-tax basis (subject to a statutory maximum). California Center Bank's policy is to match 75% of the first 4% and 25% of the next 4% of the employee's compensation contributed, up to a maximum of $10,500 per year.

/3/ As adjusted to reflect stock splits and dividends declared since the date of grant, except for the 11% stock dividend paid in March 2002.

/4/ Includes director's fees of $13,500, $9,520 and $6,400 in 2001, 2000 and
1999, respectively; and employer contributions to Mr. Kim's account pursuant to the 401(k) Plan in the amounts of $7,425, $5,885 and $2,481, respectively.

/5/ Consists entirely of employer contributions to these individuals' account pursuant to the 401(k) Plan.

/6/ Dong Ik Lee and Kyusun Lee resigned on March 1, 2002 and February 22, 2002, respectively.

/7/ Consists of salary paid from December 27, 1999 (date Dong Ik Lee's employment commenced) through December 31, 1999.

/8/ Consists of salary paid from June 29, 2000 (date Yong Hwa Kim's employment commenced) through December 31, 2000.

/9/ Consists of salary paid from May 23, 2000 (date Kyusun Lee's employment commenced) through December 31, 2000.

to full-time salaried officers and employees of California Center Bank and of "non-qualified" stock options to non-employee directors of California Center Bank. All options are granted at an exercise price of not less than 100% of the fair market value of the stock on the date of grant./1/ Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of California Center Bank as a result of which California Center Bank will not be the surviving corporation, a sale of substantially all of California Center Bank's assets, or a change in ownership of at least 25% of California Center Bank's stock, all outstanding options under the Plan shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. As of December 31, 2001, California Center Bank had options outstanding to purchase a total of 892,934/2/ shares of its common stock under the Plan, with an average exercise price of $5.39/2/ per share with respect to all such options. As of that same date, the fair market value of California Center Bank's common stock was $10.10 per share.

     The following table furnishes information regarding stock options granted to the Named Executive Officers during 2001:

                                           Percent of Total Options
                           Number of         Granted to Employees      Exercise or       Expiration         Grant Date
   Name                 Options Granted          During Period        Base Price/2/         Date           Present Value
 --------               ---------------    ------------------------   -------------      ----------        -------------
Seon Hong Kim               60,000/3/                85.70%               $9.50           10/10/04           $228,600/4/

Dong Ik Lee                      -                    0.00%                   -              n/a                    -

Jason G. Lee                     -                    0.00%                   -              n/a                    -

Yong Hwa Kim                10,000/5/                14.30%                9.50           10/10/06             48,600/6/

Kyusun Lee                       -                    0.00%                   -              n/a                    -

_____________

/1/Exercise price per share is equivalent to market price per share on the date of grant, as determined by the Board of Directors of California Center Bank, based upon trades in California Center Bank's common stock known to California Center Bank and "bid" and "asked" prices received by brokers dealing in California Center Bank's common stock.

/2/As adjusted to reflect stock splits and dividends declared by California Center Bank since the date of grant, except for the 11% stock dividend paid in March 2002.

/3/These options will become cumulatively exercisable as to one-third of such shares per year commencing on October 10, 2002.

/4/The fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, expected volatility of 54%, risk-free interest rate of 4.3% and expected life of three years.

/5/These options will become cumulatively exercisable as to 20% of such shares per year commencing on October 10, 2002.

/6/The fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, expected volatility of 54%, risk-free interest rate of 4.3% and expected life of five years.

         The following information is furnished with respect to stock options exercised by the Named Executive Officers during 2001 and held by the Named Executive Officers as of December 31, 2001:

                       Stock Options
                     Exercised in 2001                                          Value of Unexercised
                     -----------------      Number of Unexercised Options       in-the-Money Options
                    Shares        Value       as of December 31, 2001/1/      as of December 31, 2001/3/
                                              -----------------------         -----------------------
       Name       Exercised/1/  Realized/2/  Exercisable     Unexercisable  Exercisable     Unexercisable
       ----       ---------     --------     -----------     -------------  -----------     -------------
Seon Hong Kim      95,246       $742,919              -           60,000      $      -         $36,000

Dong Ik Lee             -          n/a           15,323/4/        22,984        51,260          76,890

Jason G. Lee            -          n/a            5,108            7,661        19,587          29,380

Yong Hwa Kim            -          n/a            2,260           19,040         5,383          51,376

Kyusun Lee              -          n/a            2,260/5/         9,040         6,826          27,304



Employment Agreement

         California Center Bank entered into an employment agreement with Seon Hong Kim effective September 1, 2001 (the "Agreement"), for a term of three years, at an initial annual base salary of $240,000 for the first year of the term, with annual increases based on increases in the applicable Consumer Price Index, not to exceed seven percent (7%) per year. Mr. Kim is also entitled to an incentive bonus equal to three percent (3%) of the amount of California Center Bank's pre-tax earnings (excluding gains or losses on the sale of securities and any other extraordinary income or losses) for that year which exceed California Center Bank's pre-tax earnings for the previous year; provided, however, that in no event shall such bonus be less than $40,000 nor more than the amount of Mr. Kim's annual base salary, and provided further that if California Center Bank's pre-tax earnings for the year in question do not exceed those for the previous year, Mr. Kim shall receive such bonus as the Board of Directors, in its sole discretion, shall determine. Mr. Kim is also entitled to the use of a bank-owned automobile, medical and life insurance benefits, certain stock options, reimbursement for business expenses, and such club memberships as may be approved by the Board of Directors. In the event of termination without cause or due to a merger or corporate reorganization where there is a change in more than twenty-five percent (25%) ownership of California Center Bank, Mr. Kim is entitled to receive the balance of the salary due under the Agreement or twelve
(12) months' severance pay, whichever is less.

Compensation of Directors

         Non-employee directors of California Center Bank receive $2,000 per month, the president receives $1,000 per month and the Chairman of the Board receives $2,400 per month, for their membership on the Board and attendance at Board and committee meetings. The directors of California Center Bank also receive certain medical and dental benefits in excess of those provided to all employees of California Center Bank. Specifically, each director receives full medical and dental coverage (including dependent coverage) at no cost, compared to employees, who must pay between $50 and $160 per month depending on the type of coverage selected.


_______________________

/1/ As adjusted to reflect stock splits and dividends declared by California Center Bank since the date of grant, except for the 11% stock dividend paid in March 2002.

/2/ Represents the excess of the aggregate fair market value over the aggregate exercise price of the shares at the time of exercise.

/3/ Represents the excess of the aggregate fair market value over the aggregate exercise price of the shares as of December 31, 2001.

/4/ These shares were exercised in full in March 2002.

/5/ These shares expired unexercised in March 2002.

         No stock options were granted to any non-employee directors during 2001. Monica Yoon exercised 13,450 shares during 2001. As of December 31, 2001, Chang Hwi Kim, David Z. Hong, Sang Hoon Kim and Chung Hyun Lee held outstanding stock options to purchase 80,700/1/ shares, and Monica Yoon held an option to purchase 67,250 shares of common stock, at exercise prices of $5.16/1/ per share, all of which were exercisable in full. As of that same date, the fair market value of California Center Bank's common stock was $10.10 per share. Information concerning stock options held by Seon Hong Kim, who is also a Named Executive Officer, is set forth above under "Stock Options."

Performance Graph

         The following graph compares the yearly percentage change in cumulative total shareholders' return on California Center Bank's stock with the cumulative total return of (i) the Nasdaq market index; (ii) all banks and bank holding companies listed on Nasdaq; and (iii) an index comprised of banks and bank holding companies located throughout the United States with total assets of between $50 million and $1 billion. The latter two peer group indexes were compiled by SNL Securities LP of Charlottesville, Virginia. California Center Bank reasonably believes that the members of the third group listed above constitute peer issuers for the period from January 1, 1997 through December 31, 2001. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is not necessarily indicative of future price performance.

                                    [GRAPHIC]

                            Total Return Performance

----------------------------------------------------------------------------------------------
Index                        12/31/96   12/31/97   12/31/98   12/31/99   12/31/00   12/31/01
----------------------------------------------------------------------------------------------
California Center Bank        100.00     119.06     117.25     149.12     201.21     228.50
----------------------------------------------------------------------------------------------
NASDAQ - Total US*            100.00     122.48     172.68     320.89     193.01     153.15
----------------------------------------------------------------------------------------------
NASDAQ - Bank Index*          100.00     167.41     166.33     159.89     182.38     197.44
----------------------------------------------------------------------------------------------
SNL $500M-$1B Bank Index      100.00     162.56     159.83     147.95     141.62     183.73
----------------------------------------------------------------------------------------------

__________________

/1/ As adjusted to reflect stock splits and dividends declared by California Center Bank since the date of grant, except for the 11% stock dividend paid in March 2002.

Board of Directors' Compensation Committee Report

         The Personnel Committee of the Board is responsible for overseeing the various compensation programs of California Center Bank. It reviews and approves compensation objectives and benefit packages for all employees including executive officers. During 2001, the committee was comprised of four (4) directors: Chang Hwi Kim (Chairman), Jin Chul Jhung, Chung Hyun Lee and Seon Hong Kim (President and Chief Executive Officer).

         The objectives of the Committee are to ensure that compensation and benefits are at levels that enable California Center Bank to attract, recruit and maintain highly capable and quality employees. In addition, the Personnel Committee seeks to align the interests of California Center Bank's officers and its shareholders and to provide rewards that are closely linked to bank-wide team and individual performance goals which are measured in terms of California Center Bank's profitability, growth and asset quality.

         In order to evaluate California Center Bank's competitive position in the industry, the Committee reviews and analyzes the compensation packages, including base salary offered by community banks (surveyed by America's Community Bankers), bonus plans, stock option plans and any other benefit packages offered by Korean community banks. The executive officers were subject to an average of 3.5% salary adjustment with performance incentives in year 2001. Executive Officer bonuses are awarded annually and are determined on the achievement by California Center Bank of annual profitability goals and specific performance goals, except for the President, whose bonus is determined by a formula related to California Center Bank's profitability. Specifically, the President receives an incentive bonus equal to three percent (3%) of the amount of California Center Bank's pre-tax earnings for that year which exceed California Center Bank's pre-tax earnings for the previous year; provided, however, that in no event shall such bonus be less than $40,000 nor more than the amount of his annual base salary, and provided further that if California Center Bank's pre-tax earnings for the year in question do not exceed those for the previous year, his bonus is determined at the sole discretion of the Board of Directors. It has been suggested to the committee that the Board of Directors grant a portion of employee stock option plan to officers with the corporate title of Assistant Vice President and up, to profit center managers and senior officers. Upon the Board's approval, a portion of the options remaining may be granted at Management's discretion. Details concerning the Option Plan and options granted thereunder to the Named Executive Officers are set forth above under "Stock Options."

                              Personnel Committee:

                             Chang Hwi Kim, Chairman
                                 Jin Chul Jhung
                                  Seon Hong Kim
                                 Chung Hyun Lee

Compensation Committee Interlocks

         The Personnel Committee, which serves the functions of a compensation committee, is composed of four of California Center Bank's directors, including Seon Hong Kim, President and Chief Executive Officer. While Mr. Kim serves on this committee, he does not vote with respect to his own compensation.

Transactions with Directors and Executive Officers

         Certain of the executive officers, directors and principal shareholders of California Center Bank and the companies with which they are associated have been customers of, and have had banking transactions with, California Center Bank in the ordinary course of California Center Bank's business since January 1, 2001, and California Center Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness, and in the opinion of Management, have not involved more than the normal risk of repayment or presented any other unfavorable features.

                PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION

         The Board of Directors of California Center Bank has approved a plan of reorganization under which the business of California Center Bank will be conducted as a wholly-owned subsidiary of Center Financial Corporation and each outstanding share of California Center Bank's common stock will be converted into one share of Center Financial's common stock. The details of the reorganization are set forth in the Plan of Reorganization and Agreement of Merger among California Center Bank, Center Financial and CCB Merger Company which is attached as Appendix "A" hereto. Your Board of Directors has unanimously approved the reorganization agreement and recommends a vote "FOR" the proposed reorganization.

Reasons for the Reorganization

         We believe that a holding company structure will better position us to compete in the markets that we serve by providing greater corporate and financial flexibility in conducting our business. Examples are:

         . increased structural alternatives for acquisitions;

         . increased flexibility in acquiring or establishing other businesses related to banking;

         . more alternatives for raising capital and access to debt markets; and

         . greater flexibility regarding redemption of stock.

         The bank and thrift industry has been undergoing a period of consolidation for some time. We believe that the holding company structure may make it easier for us to respond quickly to take advantage of expansion opportunities which are in our shareholders' best interests. For instance, as a bank, we cannot own a separate bank or thrift institution, but Center Financial could acquire and operate another institution as a separate entity. Also, holding companies can acquire effective control of other banks by purchasing substantially less than 100% of the target bank, which is considerably cheaper than acquisitions by banks, which must involve 100%. Acquisitions by holding companies may also enjoy certain tax and/or accounting-related advantages regarding acquisition premiums and/or acquisition debt, although no assurance can be given that such advantages will continue to apply in the future.

         The reorganization may also make it easier for us to engage in certain non-bank activities and to take advantage of future changes in the laws and regulations governing banks and bank-related activities. For example, since 1997, there has been a significant expansion of permissible non-banking activities for bank holding companies and subsidiaries thereof in a wide variety of areas. While an adequately capitalized state bank would be permitted to engage in these activities, it would generally not be able to invest in the stock of other corporations that engage in such activities (other than majority owned subsidiaries). In addition, while there can be no guarantee that this will happen, opportunities may arise in the future for bank holding companies which would not be available to banks. The bank holding company corporate structure may prove valuable in taking advantage of any such new opportunities that may be made available in the future.


         The reorganization may also enable us to take advantage of certain provisions of the Gramm-Leach-Bliley Act which, effective March 11, 2000, eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits qualified bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. Center Financial has filed an election to become a financial holding company as part of its regulatory notification to the Federal Reserve Board in connection with the reorganization, which election will become effective at the close of the reorganization. While Center Financial has no current intention to affiliate with any securities firm, insurance company or other financial services provider, it may choose to do so in the future.


         The holding company structure would also provide greater flexibility in the area of repurchase of its own securities. Currently, we are permitted to repurchase our stock, but only with the prior approval of both the Department of Financial Institutions and the FDIC, and subject to applicable restrictions and requirements imposed by both agencies. Center Financial, on the other hand, would be permitted to repurchase its stock by action of the Board of Directors, subject to any limitations imposed by the rules and regulations of the Federal Reserve Board and the limitations on dividends under applicable state law. Current policies of the Federal Reserve Board would require

Center Financial to notify the Federal Reserve Board of any proposed repurchase which (including all purchases or redemptions of its equity securities during the 12 months preceding the date of notification) would equal or exceed 10% of Center Financial's consolidated net worth as of the date of such notice. Repurchases of less than this amount would require no regulatory notification. (The Federal Reserve Board may permit repurchases in excess of this amount if it determines that the repurchase would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation or order, or any condition imposed by, or written agreement with, the Federal Reserve Board. At present, neither California Center Bank nor Center Financial has any plans to repurchase its common stock.) However, such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the Federal Reserve Board, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

         Finally, a bank holding company structure may provide more financing alternatives to subsidiaries of the holding company, particularly under changing conditions in financial markets. Traditionally, bank holding companies have had greater access to institutional debt markets than banks and are not subject to certain borrowing restrictions which apply to banks (except for regulatory debt-to-equity ratio and policies and considerations of safety and soundness). To provide capital to one of its subsidiaries, a holding company might borrow in reliance on its consolidated financial condition, and not just the financial condition of the affected subsidiary, without the need to sell additional common stock or other equity securities. However, due to our asset size, we would be required to meet all applicable capital requirements on a consolidated basis, so that the holding company would not be able to borrow money to infuse capital into California Center Bank in order to increase California Center Bank's capital levels, if the resulting capital ratios on a consolidated basis were insufficient. (Center Financial could, however, infuse such capital for purposes of increasing California Center Bank's legal lending limit or in situations where bank regulators might require a higher leverage capital ratio for California Center Bank than the Federal Reserve Board would require for the holding company.) At present, neither California Center Bank nor Center Financial has any present plans to borrow funds for the use of or to contribute to any subsidiary of Center Financial. There can be no assurance, however, as to the method or type of financing arrangements that will be available to Center Financial if the reorganization is completed.


         Although Center Financial has anti-takeover provisions in its charter documents (e.g., a "classified" board of directors, supermajority vote for certain business combinations and elimination of cumulative voting) that are not included in California Center Bank's charter documents, the addition of anti-takeover provisions is not a reason for our deciding to do the holding company reorganization as all of the anti-takeover provisions that are included in Center Financial's governing corporate documents are provisions that could have been included in California Center Bank's charter documents upon receipt of any required shareholder approval. See "Comparison of Rights of Shareholders of Center Financial Corporation and California Center Bank."


Description of the Plan of Reorganization and Agreement of Merger

         Center Financial has been organized at the direction of California Center Bank and initially will hold all the stock of CCB Merger Company, a recently organized California corporation. The reorganization plan is proposed to be accomplished by merging CCB Merger Company with and into California Center Bank. Upon consummation of the reorganization, California Center Bank will survive, will continue to be named California Center Bank and will continue to operate under its existing Certificate of Authority issued by the Department of Financial Institutions. Shortly after the reorganization, California Center Bank plans to change its name to "Center Bank," subject to appropriate regulatory notifications and filings.

         On the effective date of the reorganization, California Center Bank shareholders will automatically become Center Financial shareholders, with each share of California Center Bank common stock held by them being converted into one share of Center Financial's common stock. The 100 outstanding shares of Center Financial held by Chung Hyun Lee, which are currently the only outstanding shares of Center Financial, will be redeemed for nominal consideration of $1,000 and the shares of CCB Merger Company will be converted into shares of California Center Bank. The new shareholders of Center Financial will have essentially the same rights as they currently have as shareholders of California Center Bank, but there will be certain significant differences in their voting rights, as described in the section entitled "Comparison of California Center Bank Common Stock and Center Financial Common Stock." In addition, as they will no longer be shareholders of California Center Bank, they will not be entitled to vote on matters requiring the approval of California Center Bank shareholders. For a discussion of these rights, see "PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION - Comparison of Rights of Shareholders of Center Financial Corporation and California Center Bank."

         Upon consummation of the reorganization, outstanding certificates for shares of California Center Bank common stock will represent shares of Center Financial common stock. Shareholders will be entitled to exchange their present certificates for new certificates evidencing shares of Center Financial common stock. Following consummation of the reorganization, California Center Bank will notify each shareholder and give each such record holder an opportunity to present his or her certificate to Center Financial for a new certificate evidencing shares of Center Financial common stock if desired. Unless and until exchanged, the certificates for shares of California Center Bank common stock will represent the shares of Center Financial common stock into which the shares of California Center Bank common stock have been converted.

         Consummation of the reorganization requires the affirmative vote or consent of a majority of the issued and outstanding shares of common stock of California Center Bank, Center Financial and CCB Merger Company, the non-disapproval by the Federal Reserve Board of Center Financial's notice of intention to become a bank holding company, the approval of the Department of Financial Institutions for Center Financial to acquire control of California Center Bank, the approval of the FDIC for California Center Bank to merge with CCB Merger Company and the fulfillment of certain other legal requirements. It is anticipated that the effective date of the reorganization will be in September 2002 or after the receipt of all governmental approvals required for the reorganization and the expiration of any applicable waiting periods related thereto, whichever is later.

         If any action, suit or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of California Center Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date. Moreover, if for any other reason the consummation of the reorganization is inadvisable in the opinion of the Boards of Directors of California Center Bank, CCB Merger Company or Center Financial, the reorganization may be terminated by any of them either before or after the shareholders of California Center Bank vote to approve the reorganization. If the holders of a majority of the issued and outstanding shares of California Center Bank should fail to approve the reorganization, the conditions and legal requirements to consummate the reorganization are not satisfied or fulfilled, or the transaction is otherwise terminated as provided above, the business of California Center Bank would continue to operate under the ownership of its then-existing shareholders.

Costs of Reorganization


         The costs of the reorganization to Center Financial and California Center Bank are estimated at approximately $350,000. If the reorganization is consummated, costs of the reorganization will be assumed and paid, to the extent properly allocated, by Center Financial and California Center Bank. In the event the reorganization is not consummated, such costs as have been incurred, including the cost of organizing Center Financial will be assumed and paid by California Center Bank.


Accounting Treatment


         The proposed transaction is a reorganization with no change in ownership interests in that 100% of California Center Bank's common stock is to be exchanged for 100% of the stock of Center Financial. For accounting and financial reporting purposes, the reorganization will be treated similarly to a "pooling of interests", which means California Center Bank's assets and liabilities will be carried forward at their previously recorded amounts, without change, as the consolidated assets and liabilities of Center Financial following the reorganization.


Rights of Dissenting Shareholders

         Shareholders of California Center Bank do not have dissenters' rights with respect to the reorganization.

Affiliate Restrictions

         The shares of Center Financial stock will be registered under the Securities Act of 1933. However, the resale of these shares by the directors, executive officers and principal shareholders may be restricted by the 1933 Act and by SEC rules if the directors, principal officers, and principal shareholders are deemed to be "affiliates" as that term is defined by the 1933 Act and SEC rules.

         Persons considered to be in control of an issuer are considered as "affiliates." Such persons may include officers and directors of California Center Bank or Center Financial, as well as any shareholders who own 10% or more of Center Financial's outstanding stock. Center Financial stock held by "affiliates" of Center Financial can be sold only if such shares are registered or transferred in a transaction exempt from registration under the 1933 Act, for instance under SEC Rules 144 and 145, or through a private placement. SEC Rules 144 and 145 generally require that before an affiliate can sell stock:

         . There must be on file with the SEC public information filed by the issuer;
         . The affiliate must sell his stock in a unsolicited broker's transaction or directly to a market maker; and
         . During any three-month period, the amount of the securities that can be sold is limited to the greater of 1% of the outstanding stock of the issuer or the average weekly trading volume during the last four calendar weeks.


         It may be advisable for those shareholders who become "affiliates" of Center Financial to consult their legal counsel before selling any Center Financial stock.


Federal Income Tax Consequences


         The following discussion, which is the opinion of Katten Muchin Zavis Rosenman, special tax counsel to California Center Bank and Center Financial, is limited to the material federal income tax consequences of the proposed reorganization and does not discuss state, local or foreign tax consequences or all of the tax consequences that might be relevant to shareholders of California Center Bank entitled to special tax treatment.

         In the opinion of Katten Muchin Zavis Rosenman, the proposed reorganization will qualify for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. This opinion is conditioned upon the accuracy of various customary factual representations made to Katten Muchin Zavis Rosenman, both now and at the time of the reorganization, the accuracy of which will be confirmed as a condition of the reorganization, and certain factual assumptions made by that firm. The opinion is based on current law and assumes that the reorganization is consummated as described herein. Any changes in fact or in law could adversely affect the tax consequences discussed herein. This opinion is not binding on the IRS or the courts, and no ruling from the IRS has been or will be sought with respect to any tax consequences of the reorganization.


         Based upon the qualification of the reorganization as a reorganization within the meaning of Section 368 of the Internal Revenue Code:

         (a) No gain or loss will be recognized by California Center Bank, CCB Merger Company or Center Financial in connection with the reorganization;

         (b) No gain or loss will be recognized by the shareholders of California Center Bank upon their receipt of Center Financial common stock in exchange for their shares of California Center Bank common stock pursuant to the reorganization;

         (c) The Center Financial common stock received by the shareholders of California Center Bank in exchange for their California Center Bank common stock will have the same basis for federal income tax purposes as the basis of the shares of California Center Bank common stock surrendered in exchange therefor;

         (d) The holding period of Center Financial common stock received by shareholders of California Center Bank in exchange for their California Center Bank common stock will include the holding period of the California Center Bank common stock surrendered by them in the reorganization, provided that such shares of California Center Bank common stock surrendered were held as capital assets by the California Center Bank shareholder on the date of consummation of the reorganization;

         (e) The tax basis of the assets of California Center Bank retained by California Center Bank will be the same as the tax basis for such assets immediately before the reorganization;

         (f) A holder of an outstanding option granted under California Center Bank's Stock Option Plan will not recognize income, gain or loss solely as a result of the assumption of California Center Bank's Stock Option Plan by Center Financial; and

         (g) The assumption by Center Financial of outstanding incentive stock options granted under California Center Bank's Stock Option Plan will not be deemed a modification of the option under Section 424(h) of the Internal Revenue Code.

         California Center Bank's shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the reorganization, including tax return reporting requirements and the applicability and effect of federal, state, local, foreign and other applicable laws.

Comparison of Rights of Shareholders of Center Financial Corporation and California Center Bank

         The following chart sets forth a comparison which summarizes significant similarities and differences between the rights of shareholders of Center Financial and California Center Bank. A more detailed explanation of these matters follows and should be reviewed in connection with the chart.

--------------------------------------------------------------------------------------------------------------------
                                         Center Financial Corporation             California Center Bank
                                       --------------------------------         --------------------------
Authorized Capital Stock ......    20,000,000 shares of common stock;           12,000,000 shares of common
                                   10,000,000 shares preferred stock            stock; 2,000,000 shares of
                                                                                preferred stock

Voting Rights .................    One vote per share; no cumulative            One vote per share; cumulative
                                   voting in the election of directors;/1/ 2/3  voting in the election of
                                   vote required for certain business           directors; no super-majority vote
                                   combinations                                 requirements

Number of Directors ...........    Range of 8 to 15, currently fixed at 8       Range of 8 to 15, currently fixed
                                   by Board (to be increased to 9               at 8 by Board (and increased to 9
                                   immediately after annual meeting)            as of annual meeting)

Classification ................    Board will be divided into two (2)           Directors are elected annually
                                   classes of directors, serving terms of       and serve terms of one (1) year
                                   two years each./1/

Dividend Rights ...............    Payable when declared by Board out           Similar, but subject to California
                                   of legally available funds (subject to       Financial Code and federal law
                                   California General Corporation Law
                                   federal law)

Preemptive Rights .............    None                                         None

Liquidation Rights ............    Pro rata, after payment of debts             Same
--------------------------------------------------------------------------------------------------------------------

         Authorized Capital Stock


         California Center Bank currently has authorized capital consisting of 12,000,000 shares of common stock and 2,000,000 shares of preferred stock. Of these authorized shares, as of July 15, 2002, 6,836,286 shares of common stock were issued and outstanding. In addition, there were options outstanding to purchase 906,646 shares of


__________________________

/1/ To be effective as of the date Center Financial becomes a "listed" corporation.

California Center Bank common stock pursuant to California Center Bank's Stock Option Plan. Upon the effectiveness of the reorganization, all outstanding options to purchase California Center Bank common stock under California Center Bank's Stock Option Plan, will be automatically converted to options to purchase Center Financial common stock. California Center Bank has no other outstanding options, warrants or other outstanding rights to purchase shares of California Center Bank common stock.

         Center Financial currently has authorized capital consisting of 20,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of these authorized shares, 100 shares of common stock have been issued.


         In the reorganization, Center Financial will issue approximately 6,836,286 shares of Center Financial common stock in exchange for all of the outstanding shares of California Center Bank common stock. The balance of Center Financial's authorized common stock will be available to be issued when and as the Board of Directors of Center Financial determines it is advisable to do so. While there are no present plans or agreements to issue any additional shares of Center Financial's common stock, such shares of common stock could be issued for the purpose of raising additional capital, in connection with acquisitions of other assets or investments, or for other corporate purposes. The Board of Directors of Center Financial will generally have the authority to issue shares of common stock, without obtaining the approval of existing security holders. If additional shares of Center Financial's common stock were to be issued, the existing holders of Center Financial common stock would own a proportionately smaller portion of the total number of shares of the then issued and outstanding common stock.


         Voting Rights and Election of Directors

         General. All voting rights with respect to California Center Bank currently are vested in the holders of California Center Bank common stock. All voting rights with respect to Center Financial will be vested in the holders of Center Financial common stock.

         Cumulative Voting. Holders of common stock of California Center Bank are entitled to one vote, in person or by proxy, for each share of common stock standing in his or her name on the books of California Center Bank as of the record date for any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares are entitled to be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the shareholders' meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate.

         Holders of Center Financial common stock will also be entitled to one vote for each share of common stock held on any matter submitted to the vote of the shareholders. However, effective as of the date Center Financial becomes a "listed" corporation, Center Financial shareholders will not have cumulative voting rights in connection with the election of directors.

         Number of Directors. Both California Center Bank and Center Financial have a range of between eight (8) and fifteen (15) directors, with the exact number to be fixed from time to time within such range by the Board of Directors. Both also have eight (8) current directors. California Center Bank's Board of Directors has increased the authorized number of directors to nine (9) effective as of the date of the annual meeting to accommodate the addition of one additional nominee to be elected by the shareholders. Following the annual meeting, the Board of Directors of Center Financial intends to increase the authorized number of directors of Center Financial to nine (9) and to add the additional director to its Board, so that the composition of both boards will continue to be identical.

         Classification of Board. Center Financial's Articles of Incorporation provide for a classified board of directors, effective as of the date on which Center Financial becomes listed on the Nasdaq National Market and therefore a "listed" corporation under California law. A classified board is one in which some, but not all, of the directors are elected on a rotating basis each year. The Center Financial Board of Directors will be divided into two classes, each of which contains approximately one-half of the whole number of the members of the board. The members of each class will be elected for terms of two years, with the terms of office of all members of one class expiring each year so that approximately one-half of the total number of directors is elected each year. The classified board is intended to provide for continuity of the Board of Directors and may have the effect of making it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Board of Directors without consent of the incumbent Board of Directors of Center Financial. California Center Bank does not have a classified board of directors and all directors are elected annually.

         Supermajority Shareholder Vote Requirement for Certain Business Combinations. Center Financial's Articles of Incorporation require that any "business combination" (as defined below) that is proposed to the shareholders must receive the affirmative vote of shareholders holding at least two-thirds (2/3) of Center Financial's outstanding voting shares, unless the business combination is approved by the existing Board of Directors (see discussion below). Such a provision is commonly referred to as a "supermajority" vote requirement.

         The two-thirds affirmative shareholder vote would not be required for a business combination if the transaction had been approved by a majority of the Board of Directors, provided that at least a majority of the Board was holding office prior to commencement of proceedings or negotiations leading to the business combination. The two-thirds shareholder vote requirement would also be inapplicable if at the time of any affected business combination, Center Financial were the subject of certain pending regulatory proceedings or orders (which would only apply if Center Financial were in a seriously troubled financial condition).

         Under California law, this provision in Center Financial's Articles cannot be altered, amended or repealed except by the vote of two-thirds or more of Center Financial's outstanding shares entitled to vote. However, the supermajority requirement will only remain effective until May 29, 2004 (two years after Center Financial's related amendment to its Articles of Incorporation was filed the with the California Secretary of State), unless renewed by Center Financial's shareholders.

         This provision in Center Financial's Articles is designed to discourage tender offers or other acquisitions of less than all of the outstanding stock. Such purchases may be followed by a business combination. The proposed amendment attempts to discourage such tender offers or acquisitions by imposing a two-thirds (2/3) shareholder approval requirement for certain business combinations, unless the combination is approved by a majority of the Board of Directors and provided that more than half of the Board was in office prior to the commencement of proceedings or negotiations leading to the business combination. Because of these requirements, the Board of Directors believes that a person seeking to control Center Financial would have to either negotiate directly with Center Financial concerning the terms of the acquisition or gain the power to vote two-thirds of Center Financial's outstanding shares through purchase, solicitation of proxies or otherwise. Center Financial's increased bargaining position in such an event should benefit all shareholders. The Board's view of acceptable terms in a proposed business combination, however, may not be shared by all shareholders.


         The directors, executive officers and nominees for director of California Center Bank, who will also be the directors and executive officers of Center Financial following the reorganization, beneficially owned, as of July 15, 2002, 36.8% of the outstanding shares of California Center Bank's Common Stock./1/ Therefore, the this provision will give the Board of Directors and Management de facto veto power over a business combination which a majority of shareholders may deem desirable and beneficial. This provision may also make it more difficult to accomplish certain transactions, including a hostile tender offer, that would replace Management, even if a majority of the shareholders so desired. Management of Center Financial could exercise its veto power in order to perpetuate its control of Center Financial. However, the Board of Directors has a fiduciary duty to act in the best interests of the


____________


/1/ This percentage does not include vested option shares held by these individuals. If all such option shares were exercised, their percentage ownership would be 40.6%.

shareholders, rather than its own best interests, when considering a proposed business combination. This provision does not affect that obligation.

     California Center Bank's Articles of Incorporation do not contain any super-majority vote requirements.

     Dividend Rights

     The shareholders of California Center Bank are entitled to dividends when, as and if declared by your Board of Directors out of funds legally available therefor. Since we are a state-chartered bank, our ability to pay dividends or make distributions to our shareholders is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of (i) the bank's retained earnings or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank during such period. Notwithstanding the foregoing, a bank may, with the prior approval of the California Commissioner of Financial Institutions, make a distribution to the shareholders of the bank in an amount not exceeding the greatest of (i) its retained earnings; (ii) its net income for its last fiscal year; or (iii) the net income of the bank for its current fiscal year. If the Commissioner of Financial Institutions finds that the stockholders' equity of the bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner of Financial Institutions may order the bank to refrain from making a proposed distribution. The payment of any cash dividends by California Center Bank also depends on its meeting applicable regulatory capital requirements.

     The holders of Center Financial common stock will be entitled to receive dividends when and as declared by its Board of Directors out of funds legally available therefor, subject to the restrictions set forth in the California Corporations Code. The Corporations Code provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporations Code further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

     The payment of dividends by Center Financial will depend on Center Financial's net income, financial condition, regulatory requirements and other factors, including the results of California Center Bank's operations. Following the reorganization, Center Financial anticipates continuing California Center Bank's policy of paying only stock dividends to its shareholders for the foreseeable future. (See "DIVIDENDS" and "RISK FACTORS - No Cash Dividends Are Expected in the Foreseeable Future.")

     Preemptive Rights

     Holders of California Center Bank common stock do not have and holders of Center Financial common stock will not have preemptive rights.

     Liquidation Rights

     The holders of California Center Bank common stock are entitled, and the holders of Center Financial common stock will also be entitled, to receive their pro rata share of the assets of California Center Bank or Center Financial distributable to shareholders upon liquidation, subject, however, to the preferential rights, if any, of the holders of outstanding senior securities.

     Shareholder Vote for Mergers and Other Matters

     The reorganization will change the procedures required for obtaining shareholder approval of certain matters. Currently, approval of California Center Bank's shareholders is required, for example, for any amendment to California Center Bank's Bylaws which would change the authorized range of directors, and for any amendments to California Center Bank's Articles of Incorporation. Following the reorganization, approval of Center Financial's shareholders will be required for any amendments of this nature involving Center Financial's Articles or Bylaws, but the Articles or Bylaws of California Center Bank could be amended by action of Center Financial's Board of Directors, authorizing Center Financial, as sole shareholder of California Center Bank, to approve such amendments. For example, shortly after the reorganization, Center Financial intends to change the name of California Center Bank to "Center Bank" utilizing this procedure, subject to appropriate regulatory notifications and filings.

     With respect to mergers, reorganizations and acquisitions involving banks, the California Financial Code provides that any "reorganization," as that term is defined in the Corporations Code, is subject to the shareholder approval requirements of the Corporations Code. (The term includes merger reorganizations, exchange reorganizations and sale-of-assets reorganizations.) As the Corporations Code will also apply to Center Financial, the rights of Center Financial's shareholders will be essentially the same as the current rights of California Center Bank's existing shareholders with respect to such reorganizations. In this connection, the Corporations Code generally requires a vote by the shareholders of (i) each "constituent corporation" to a merger; (ii) a corporation selling all or substantially all of its assets; (iii) the acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization, and (iv) a parent corporation (even though it is not a "constituent corporation") whose equity securities are being issued in connection with a corporate reorganization such as a triangular merger. The Corporations Code does not require shareholder approval in the case of any corporation in a merger as to which such corporation and/or its shareholders will have five-sixths or more of the voting power of the surviving or acquiring corporation after consummation of the merger (unless the shares acquired in such a merger have different rights, preferences, privileges or restrictions than those surrendered). With certain exceptions, the Corporations Code also requires a class vote when a shareholder vote is required in connection with these transactions.

     Dissenters' Rights

     The Corporations Code provides that holders of Center Financial common stock would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in the Corporations Code). Under the Corporations Code, in connection with the merger of a corporation for which the approval of outstanding shares is required, dissenting shareholders of such corporation who follow prescribed statutory procedures are entitled to receive payment of the fair market value of their shares. No such rights are available, however, if the shares are listed on a national securities exchange certified by the California Commissioner of Corporations or appear on the Federal Reserve list of over-the-counter margin stocks unless (i) such shares are subject to certain restrictions on transfer or
(ii) the holders of at least 5% of such shares elect dissenters' rights. However, pursuant to the California Financial Code, shareholders of California Center Bank common stock are not entitled to dissenters' rights in connection with any transactions between two banking institutions which constitutes a reorganization (as defined in the Corporations Code) where California Center Bank is the corporation surviving such transaction, even if dissenters' rights were otherwise available pursuant to Chapter 13.

     Consideration of Certain Factors In Evaluation of Mergers

     Center Financial's Articles of Incorporation to include a provision which requires the Board of Directors, when evaluating a possible tender offer, merger or other acquisition of Center Financial, to give due consideration to such factors as (i) the potential social and economic effect of the bid on Center Financial's employees, depositors, customers and the communities served by Center Financial; (ii) the value of Center Financial in relation to the Board's estimate of Center Financial's future value as an independent going concern;
(iii) the legality of the offer; (iv) the financial condition and earnings prospects of the proposed purchaser; (v) the competence, experience and integrity of the proposed purchaser; and (vi) the likelihood of consummation of the transaction including the likelihood of regulatory approval being obtained. California Center Bank's Articles of Incorporation contain no such provision.

Board of Directors' Recommendation and Required Vote

     Approval of the plan of reorganization and agreement of merger requires the approval of owners of at least a majority of the outstanding shares of the common stock of California Center Bank. California Center Bank's directors, executive officers and nominees for director who beneficially owned in the aggregate approximately 2,516,500 voting shares/1/ or 36.8% of the outstanding shares of California Center Bank common stock as of July 15, 2002, intend to vote in favor of the reorganization.

     Your Board of Directors unanimously recommends a vote "for" this proposal.

                             MARKET PRICES OF STOCK

Center Financial Corporation

     Center Financial was incorporated on April 19, 2000 as a California corporation initially under the name "Center Financial Services" to be used as a subsidiary of California Center Bank, and was subsequently renamed Center Financial Corporation to become the holding company for California Center Bank. No shares of Center Financial have been publicly traded since the date of its incorporation to the present time. Therefore, no meaningful market exists at this time for Center Financial stock. California Center Bank shareholders will exchange their bank stock for Center Financial stock. It is intended that shares of Center Financial will be listed for quotation on the Nasdaq National Market at or as soon as possible after the reorganization is completed, although no assurance can be given that Center Financial's listing application will be approved.

California Center Bank

     Our Management is aware of the following securities dealers which make a market in California Center Bank's stock: Hoefer & Arnett, San Francisco, California; Seidler Companies, Inc., Big Bear Lake, California; and Wedbush Morgan Securities, Portland, Oregon. The Securities Dealers have no obligation to continue to make such a market and may discontinue making a market at any time. Our common stock is not listed on any exchange, but is traded on the OTC Bulletin Board. Trading in our common stock has not been extensive and cannot be characterized as amounting to an active trading market.

     The information in the following table indicates the high and low "bid" and "asked" quotations and approximate volume of trading for the common stock for each quarterly period since January 1, 2000, and is based upon information provided by the Nasdaq Stock Market, Inc. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, do not reflect actual transactions and do not include nominal amounts traded directly by shareholders or through other dealers and not through the Securities Dealers.


_______________________
/1/ Does not include shares which may be acquired upon the exercise of stock options.

                                    Sale Price of       Approximate  Approximate
                                       Bank's             Trading     Number of
    Calendar Quarter Ended         Common Stock/1/       Volume/1/  Transactions
  --------------------------       ---------------     ------------ ------------
                                 High            Low
                                ------          -----

March 31, 2000................    8.38           6.63      226,900        106
June 30, 2000.................    8.47           6.81       99,400         81
September 30, 2000............    9.56           8.56      204,100        104
December 31, 2000.............   10.06           8.69      567,947        287
March 31, 2001................   10.75           9.38      576,600        292
June 30, 2001.................   16.11           9.00    1,987,900        674
September 30, 2001............   12.94          10.85      391,300        205
December 31, 2001.............   11.00           9.35    1,073,500        165
March 31, 2002................   12.85          10.01      186,800        114
June 30, 2002.................   14.50          11.70      889,100        421



     As of July 15, 2002, there were approximately 158 shareholders of record of the common stock. The last sale price of California Center Bank's common stock, as reported on the OTC Bulletin Board as of September ___, 2002, was $_______ per share.


                                    DIVIDENDS

Center Financial Corporation

     Since the date of its incorporation, Center Financial has paid no dividends and we do not intend to pay cash dividends in the foreseeable future. To the extent Center Financial receives cash dividends from California Center Bank, it presently intends to retain these funds for future growth and expansion. Center Financial presently intends to follow the same policy of paying stock dividends which California Center Bank has historically followed (see discussion below). However, no assurance can be given that Center Financial will continue to follow this policy, or that Center Financial's performance will justify the payment of dividends of any kind. After completion of the reorganization, the amount and timing of future dividends will be determined by our Board of Directors and will substantially depend upon the earnings and financial condition of Center Financial. The ability of Center Financial to obtain funds for the payment of dividends and for other cash requirements will be largely dependent on the amount of dividends which may be declared by its subsidiary, California Center Bank.

     The power of California Center Bank's Board of Directors to declare cash dividends is limited by statutory and regulatory restrictions which restrict the amount available for cash dividends depending upon the earnings, financial condition and cash needs of California Center Bank, as well as general business conditions. Since we are a state-chartered bank, our ability to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the California Financial Code. (See "PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION - Comparison of Rights of Shareholders of Center Financial Corporation and California Center Bank - Dividend Rights.")


_________________________
/1/ Figures in the table have been retroactively adjusted to give effect to stock splits and dividends declared by California Center Bank in 2000 and 2001.

California Center Bank

     Although we are legally able to pay cash dividends, it has been our bank's practice to retain earnings for the purpose of increasing our capital to support growth. Accordingly, we have never paid any cash dividends. However, we have consistently paid stock dividends to our shareholders. The following table sets forth information concerning all annual stock dividends paid since 1996:

                     Year                 Stock Dividend
                   --------             ------------------
                     2001                      13%
                     2000                      13%
                     1999                      12%
                     1998                      11%
                     1997                      11%
                     1996                       7%

                             SELECTED FINANCIAL DATA


     The following table presents selected historical financial information, including share and per share information as adjusted for stock splits and dividends declared by California Center Bank from time to time. The selected financial and other data as of and for the five years ended December 31, 2001, is derived in part from the audited financial statements of California Center Bank presented elsewhere in this proxy statement/prospectus. The selected financial and other data presented as of and for the six months ended June 30, 2002 and 2001 is derived from the unaudited financial statements of California Center Bank presented elsewhere herein and reflect, in the opinion of Management of California Center Bank, all adjustments (consisting only of normal recurring accruals) considered necessary to fairly present the results for such interim periods. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results of operations to be expected for the entire year. The selected historical financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of California Center Bank, including the related notes, included elsewhere herein.



                                               As of and For
                                           the Six Months Ended
                                                  June 30,                       As of and For the Years Ended December 31,
                                         -------------------------  ----------------------------------------------------------------
                                             2002         2001         2001          2000         1999         1998         1997
                                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
                                                                (Dollars in Thousands, except per share data)
Income Statement:
   Interest income ....................  $     17,529  $    18,197  $     36,123  $    32,898  $    22,201  $    18,217  $    18,721
   Interest expense ...................         5,000        7,469        13,749       11,697        7,174        6,063        6,274
   Net interest income before
     provision for loan losses ........        12,529       10,728        22,374       21,201       15,027       12,154       12,447
   Provision for loan losses ..........           500          100         1,200          500          804          970        3,040
   Net interest income after
     provision for loan losses ........        12,029       10,628        21,174       20,701       14,223       11,184        9,407
   Noninterest income .................         5,557        4,937        10,618        8,932        8,560        6,896        6,535
   Noninterest expense ................        10,983        8,872        19,686       15,929       14,573       12,023       11,642
   Income before income tax expenses ..         6,603        6,693        12,106       13,704        8,210        6,057        4,300
   Income tax expense .................         2,547        2,675         4,346        5,301        3,068        2,223        1,299
   Net income .........................         4,056        4,018         7,760        8,403        5,142        3,834        3,001
Share Data:
   Net income per share:
     Basic ............................          0.60         0.61          1.16         1.25         0.76         0.57         0.45
     Diluted ..........................          0.58         0.58          1.13         1.22         0.74         0.56         0.44
Weighted average common shares
   outstanding:/1/
     Basic ............................     6,778,506    6,637,882     6,685,546    6,712,506    6,752,673    6,702,530    6,671,504
     Diluted ..........................     7,052,408    6,893,455     6,877,128    6,907,678    6,912,226    6,851,383    6,775,936
Balance Sheets:
   Total assets .......................  $    656,881  $   508,881  $    586,673  $   451,828  $   353,581  $   271,220  $   262,513
   Securities .........................       118,300      102,139       109,446       79,464       66,061       79,848       61,694
   Net loans/2/ .......................       440,863      327,848       372,044      302,624      230,626      128,522      132,925
   Total deposits .....................       589,008      447,816       525,370      397,492      310,741      236,755      229,779
   Total stockholders' equity .........        56,282       47,475        51,390       42,909       35,136       30,566       26,360


____________________

/1/As adjusted to give retroactive effect to stock splits and dividends.

/2/Loans are net the allowance for loan losses, deferred fees and discount on SBA loans retained.

(Table and footnotes continued on following page.)

                                                             As of and For
                                                         the Six Months Ended
                                                               June 30,             As of and For the Years Ended December 31,
                                                         ---------------------------------------------------------------------------
                                                           2002        2001       2001       2000       1999       1998       1997
                                                           ----        ----       ----       ----       ----       ----       ----
                                                                       (Dollars in Thousands, except per share data)
Performance Ratios:
   Return on average equity/3/ ......................     15.21%      17.90%     16.33%     21.53%     15.75%     13.18%     11.95%
   Return on average assets/4/ ......................      1.34        1.72       1.52       2.14       1.66       1.53       1.14
   Net interest spread/5/ ...........................      3.71        3.42       3.47       4.23       3.94       3.82       3.71
   Net interest margin/6/ ...........................      4.54        5.09       4.86       6.04       5.49       5.51       5.27
   Efficiency ratio/7/ ..............................     60.72       56.64      59.66      52.86      61.78      63.11      61.33
   Net loans to total deposits at period end/2/ .....     74.85       73.21      70.82      76.13      74.22      54.29      57.85
   Dividend payout ratio/8/ .........................         -           -          -          -          -          -          -
Capital Ratios:
   Average stockholders' equity
     to average total assets.........................      8.81        9.59       9.31       9.94      10.54      13.20      10.64
   Tier 1 capital to adjusted total assets ..........      8.78        9.73       9.07       9.87      10.32      11.81       9.99
   Tier 1 capital to total risk-weighted assets .....     10.86       12.55      11.60      13.50      15.13      22.45      18.65
   Total capital to total risk-weighted assets ......     12.02       13.80      12.85      14.76      16.40      23.73      19.92
Asset Quality Ratios:
   Nonperforming loans to total loans/9/ ............      0.36        2.09       0.39       0.41       0.60       3.20       5.30
   Nonperforming assets to total loans
     and other real estate owned/10/ ................      0.36        2.09       0.56       0.41       0.83       3.39       5.49
   Net charge-offs to average total loans ...........      0.03       (0.02)      0.68       0.16      (0.44)      0.76       3.25
   Allowance for loan losses
     to total loans at period end ...................      1.31        2.03       1.47       2.14       2.77       3.70       3.63
   Allowance for loan losses
     to nonperforming loans .........................    366.44       97.49     379.19     520.64     462.69     115.41      68.35


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         This discussion presents Management's analysis of the financial condition and results of operations of the Bank as of and for each of the years in the three-year period ended December 31, 2001 and as of and for the six month periods ended June 30, 2002 and June 30, 2001, and includes the statistical disclosures required by SEC Guide 3 ("Statistical Disclosure by Bank Holding Companies"). The discussion should be read in conjunction with the financial statements of the Bank and the notes related thereto which appear elsewhere in this proxy statement/prospectus. All share and per share information set forth herein has been adjusted to reflect stock splits and dividends declared by the Bank from time to time.


         Statements contained in this document that are not purely historical are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended, including the Bank's expectations, intentions, beliefs, or strategies regarding the future. All forward looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to the Bank on the date noted, and the Bank assumes no obligation to update any such forward looking statements. It is important to note that the Bank's actual results could materially differ from those in such forward-looking statements.

_________________________

(Certain footnotes appear on previous page.)

/3/  Net income divided by average stockholders' equity.
/4/  Net income divided by average total assets.
/5/ Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.
/6/ Represents net interest income as a percentage of average interest-earning assets.
/7/ Represents the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.
/8/  The Bank has not paid any cash dividends since inception. (See
"DIVIDENDS.")
/9/ Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and restructured loans.
/10/ Nonperforming assets consist of nonperforming loans (see footnote no. 9 above) and other real estate owned.

Factors that could cause actual results to differ materially from those in such forward looking statements are fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which the Bank conducts its operations.

General


         The Bank is a community-oriented bank focused on Korean-American niche markets in California. The Bank has experienced growth in assets, deposits and earnings over the past five years by emphasizing personalized customer service for the Korean-speaking communities that it serves. The Bank's growth has been generated through internal operations and expansion into new markets previously not serviced by the Bank. The Bank opened a total of six new branches and three loan production offices in 2000 and 2001, creating new opportunities for both core deposits and loan growth.



         The Bank's total assets increased to $656.9 million as of June 30, 2002, compared to $586.7 million, $451.8 million and $353.6 million as of December 31, 2001, 2000 and 1999, respectively. Total net loans increased to $440.9 million as of June 30, 2002, compared to $372 million, $302.6 million and $230.6 million as of December 31, 2001, 2000 and 1999, respectively. Total deposits increased to $589.0 million as of June 30, 2002, compared to $525.4 million, $397.5 million and $310.7 million as of December 31, 2001, 2000 and 1999, respectively. Earnings per diluted share were $0.58 for the six months ended June 30, 2002 and $1.13, $1.22 and $0.74 as of December 31, 2001, 2000 and
1999, respectively.

         The Bank realized net income of $4.1 million or $0.58 per diluted share for the six months ended June 30, 2002, compared to $4.0 million or $0.58 per diluted share for the six months ended June 30, 2001, representing an increase of $38,000 or 0.9%. Net interest income increased by $1.8 million or 16.8% compared to the first six months of 2001, primarily due to the increase in the volume of earning assets, in spite of a decrease in the net interest margin. However, noninterest expense increased by $2.1 million or 23.8% for the same period, primarily due to the Bank's expansion. The increase in noninterest expense was partially offset by an increase in noninterest income of $620,000 or 12.6% in the first six months of 2002 compared to 2001, primarily due to gains on sale of SBA loans.


         For the year ended December 31, 2001, the Bank realized net income of $7.8 million or $1.13 per diluted share, compared to $8.4 million or $1.22 per diluted share for 2000 and $5.1 million or $0.74 per diluted share for 1999. The decrease in net income of $643,000 or 7.7% in 2001 compared to 2000 was due primarily to an increase in noninterest expense of $3.8 million, caused mostly by increased personnel, occupancy and data processing costs related to a new branch opened in September 2000 and five additional branches opened in 2001. Net income was also adversely affected by the provision for loan losses of $1.2 million in 2001 compared to $500,000 in 2000. The increase in the provision was due in part to net charge-offs in 2001 totaling $2.3 million, compared to $428,000 in 2000, and also to growth in the loan portfolio of approximately 22.9% during 2001. Net interest income before provision for loan losses increased by $1.2 million in 2001 compared to 2000, primarily due to growth in the loan portfolio, in spite of a decrease in the net interest margin. The Bank's net interest margin declined to 4.86% in 2001, representing a decrease of 118 basis points compared to 2000, caused by significant decreases in prime rates in 2001. Noninterest income increased by $1.7 million or 18.9% in 2001 compared to 2000, principally as a result of additional service fees charged to depositors and increased net gains on sales of SBA loans.

         While there was a decrease in net income in 2001 compared to 2000, the Bank's profitability improved for each of the previous three years. The decrease in earnings in 2001 was largely the result of opening five new branches that year, coupled with the decrease in the net interest margin and the increased loan loss provision discussed above.

         In 2000, the Bank increased its net income by $3.3 million, from the $5.1 million level in the prior year. Interest income on loans grew substantially by $10.7 million or 62.8% to $27.6 million in 2000 compared to 1999.

__________________

/1/Figures throughout this Management's Discussion and Analysis have been rounded for purposes of simplicity and consistency with the tabular information presented.

$7.7 million of this increase resulted from growth in the loan portfolio, which averaged $260.2 million in 2000, compared with $178.7 million in 1999. The remainder of the increase reflected the rate increase of 112 basis points in 2000 from 9.50% in 1999, due to the rise in prevailing market rates during the period. Interest expense increased by $4.5 million or 63.0% to $11.7 million in 2000, primarily due to both volume and rate increases in time deposits. Between 1999 and 2000, noninterest income rose from $8.6 million to $8.9 million, principally due to increased service charges on deposit accounts of $701,000. Offsetting this increase was a decrease in gains on sales of SBA loans, which declined from $287,000 in 1999 to $121,000 in 2000. The Bank made provisions for loan losses of $500,000 in 2000, compared with $804,000 in 1999.


         Return on equity was 15.2% for the six months ended June 30, 2002, compared to 16.33% and 21.53% for the years ended 2001 and 2000, respectively. Return on assets was 1.34% for the six months ended June 30, 2002, compared to 1.52% and 2.14% for the years ended 2001 and 2000, respectively. The decrease in the ratios in 2001 resulted from the same factors discussed above concerning the decrease in net income for that year.


Critical Accounting Policy

         The Bank's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, Management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Bank's allowance for loan loss methodologies incorporate a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that Management believes is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements and borrowers' sensitivity to quantifiable external factors including commodity and finished good prices as well as acts of nature (earthquakes, floods, fires, etc.) that occur in a particular period. Qualitative factors include the general economic environment in our markets, including economic conditions in Southern California and in South Korea, and in particular, the state of certain industries. Size and complexity of individual credits in relation to lending officers' background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodologies. As the Bank adds new products, increases the complexity of its loan portfolio, and expands its geographic coverage, it will enhance its methodologies to keep pace with the size and complexity of the loan portfolio. Management might report a materially different amount for the provision for loan losses in the statement of operations to change the allowance for loan losses if its assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Bank's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled " - Financial Condition - Allowance for Loan Losses." Although Management believes the level of the allowance as of December 31, 2001 and 2000 is adequate to absorb losses inherent in the loan portfolio, a decline in the local economy may result in increasing losses that cannot reasonably be predicted at this time.

                              Results of Operations

Net Interest Income

         The Bank's earnings depend largely upon its net interest income, which is the difference between the income received from its loan portfolio and other interest-earning assets and the interest paid on deposits and other liabilities. The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond the Bank's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the FRB. Interest rates on deposits are affected primarily by rates charged by competitors.


         Net interest income for the six months ended June 30, 2002 increased by $1.8 million or 16.8% from $10.7 million for the six months ended June 30, 2001, due principally to a decrease in interest expense of $2.5 million or 33.1%, which was partially offset by a decrease of $668,000 or 3.7% in interest income. The increase in net interest income was due to growth in the Bank's total interest earning assets of $131.3 million, offset by declining net margin of 55 basis points compared to the same period of 2001. The Bank's average interest-earning assets were $556.2 million for the six months ended June 30, 2002, $131.3 million or a 30.9% increase in earning assets from $424.9 million for the six months ended June 30, 2001.

         Net interest income was $22.4 million, $21.2 million and $15.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in net interest income of $1.2 million, or 5.5%, in 2001 was principally due to increases in 2001 in average loans by $71.5 million and in average securities by $26.4 million, offset by an increase in average time deposits by $72.2 million in 2001 compared to 2000. Eleven reductions in market rates set by the Federal Reserve Board in 2001 negatively impacted interest income more than interest expense, as the interest rates on Prime based loans are reduced immediately, but rates on customer time deposits do not reset until maturity. The Prime rate dropped from 9.5% at the beginning of 2001 to 4.75% at year's end, with an average of 6.77% for the year, compared with averages of 9.27% in 2000 and 8.0% in 1999. The increase in net interest income of $6.2 million, or 41%, in 2000, compared with 1999, was due principally to growth in loans, offset by the increases in time deposits, together with general increases in loan and deposit rates.

         The Bank's average interest-earning assets were $556.2 million for the six months ended June 30, 2002, compared to $460.5 million, $351.1 million and $273.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, representing increases of 20.8% in the first six months of 2002 and 31.1% and 28.4% in 2001 and 2000, respectively. The yield on interest-earning assets was 6.36% for the six months ended June 30, 2002 and 7.84%, 9.37% and 8.12% for 2001, 2000 and 1999, respectively, and the ratio of average net loans to average interest-earning assets was 72.4% in June 30, 2002, compared to 72.0%, 74.1% and 65.3% in 2001, 2000 and 1999, respectively.

         Since 1999, the Bank's loan portfolio has grown significantly, with cumulative growth of 91.2% during this period through marketing efforts by its lending officers, aided by the additional branches and loan production offices opened during 2000 and 2001. While most of the growth in loans was attributable to commercial real estate borrowers, the Bank achieved growth in all areas, except in trade finance, where loan levels declined during the year. The majority of the Bank's loans are granted at variable rates, tied mainly to Prime. Accordingly, the yield on loans declined from an average of 10.62% in 2000 to 8.95% in 2001. The yield on average commercial loans declined by 2.33% from 2000 to 2001, in line with the average drop in Prime.

         Interest income on loans declined to $14.4 million for the six months ended June 30, 2002, compared to $15.3 million for the six months ended June 30, 2001, representing a decrease of $907,000 or 5.9%. The decline was primarily the result of declining yields on variable rate loans tied to Prime and lower rate loans being made as loan volume has increased. Interest on loans grew a modest $2.0 million in 2001 compared to 2000 despite a 27.5% increase in average loans. The impact on the loan portfolio in 2001 by the eleven Federal Reserve Board rate cuts negatively impacted yields, which were offset by increased loan volume.

         Interest income on loans grew substantially by $10.7 million or 62.7% to $27.6 million in 2000 compared to 1999. $7.7 million of this increase resulted from the larger portfolio of loans, averaging $260.2 million in 2000, compared with $178.8 million in 1999. The Bank increased its loan portfolio in 2000 in all principal categories: mortgage loans secured by commercial property, commercial loans to entrepreneurs, SBA guaranteed loans and automobile loans to consumers. The remainder of the increase reflected the rate increase of 112 basis points in 2000 from 9.50% in 1999, due to the rise in prevailing market rates during the period. The prime rate averaged 9.23% in 2000 compared with 8.25% in 1999. During the second half of 1999, the Federal Reserve Board raised the Fed Funds rate three times by a total of 75 basis points to 5.5% and prime rate followed immediately, rising 75 basis points to 8.5%. During the first half of 2000, the Federal Reserve Board raised the Fed Funds rate three times by a total of 100 basis points to 6.5% and prime rate followed immediately, rising 100 basis points to 9.5%. The impact of rising interest rates is reflected in deposit rates more slowly than in the yield of the Bank's loan portfolio.


         Interest on investment securities increased by 25.1% to $2.7 million for the six months ended June 30, 2002 compared to $2.2 million for six months ended June 30, 2001, due primarily to volume increases offset by declining yields. For the year ended December 31, 2001 interest on investment securities increased by $1.4 million from the $3.8 million level in 2000. As U.S. government agency securities in the held to maturity portfolio matured or were called, the Bank invested the proceeds mainly in mortgage-backed securities and in preferred stock of a U.S. government agency. Seventy percent of the income from this preferred stock is not taxable by the U.S. government. The Bank made similar investments with the excess funds it received from customer deposits not used for loans. For the year ended December 31, 2000, interest on investment securities declined $256,000 or 6.3% to $3.8 million compared to $4.1 million for the year ended December 31, 1999 as a result of the decline in volume and portfolio yield. Average investment securities were 10.9% higher during the first six months of 2002 than during the year ended December 31, 2001. The average yield on taxable securities declined from 5.65% for the year ended December 31, 2001 to 5.37% for the six months ended June 30, 2002. The yield on tax-advantaged securities was 4.73% for the six months ended June 30, 2002, and 4.56%, 3.95% and 3.95% in 2001, 2000 and 1999, respectively. The yield on tax advantaged securities increased in 2001 and in the first six months of 2002 due to the addition of higher yield government agency preferred securities during 2000. The tax equivalent yield on tax advantaged securities was approximately 7.28%, 7.02%, 6.08% and 6.08% for the first six months of 2002, and for the years ended December 2001, 2000, and 1999, respectively.

         Interest expense for the six months ended June 30, 2002 declined by 33.1% to $5.0 million compared to $7.5 million for the six months ended June 30, 2001. The decline was primarily the result of the interest expense paid on time deposits, which reprice at their maturity according to the prevailing market rate conditions, and occurred despite the increase in the percentage of relatively high cost time deposits to total deposits. Average time deposits represented 48.4% of average total deposits for the six months ended June 30, 2002, compared to 51.6% for the six months ended June 30, 2001.


         Interest expense for the three months ended March 31, 2002 declined by 35.0% to $2.5 million compared to $3.8 million for the three months ended March 31, 2001. The decline was primarily the result of the interest expense paid on time deposits, which reprice at their maturity according to the prevailing market rate conditions, and occurred despite the increase in the percentage of relatively high cost time deposits to total deposits. Average time deposits represented 48.7% of average total deposits for the three months ended March 31, 2002, compared to 51.1% for the three months ended March 31, 2001.

         Interest expense rose by $2.1 million or 17.5% in 2001 over 2000 levels to $13.7 million. The increase was primarily attributable to the Bank's total interest-bearing liabilities, which grew from an average of $227.7 million in 2000, with average rates of 5.14%, to an average of $314.4 million for 2001, with average rates of 4.37%. Most of the Bank's growth in deposits was in relatively high cost time deposits, which averaged $225.9 million in 2001 and $153.7 million in 2000. Total time deposits increased to 50.2% of total average deposits in 2001 compared to 44.7% of total average deposits in 2000, an increase of 46.9%. These time deposits incurred rates of 5.10%, on average, in 2001, down 82 basis points from the prior year's rate, reflecting the more gradual lowering rates prevalent for them.

         Interest expense increased by $4.5 million or 63.0% to $11.7 million in 2000, due to both volume and rate increases in time deposits. Total average interest-bearing liabilities were $227.7 million in 2000, up from $171.8 million in 1999, representing an increase of 32.5%. Average rates of interest-bearing liabilities rose from 4.17% in 1999 to 5.14% in 2000. The increase in the average rate of interest-bearing liabilities in 2000 was primarily the result of the higher interest rate environment, coupled with increases in the ratios of time deposits to total deposits. Average time deposits totaled $153.7 million or 44.7% of total average deposits in 2000, compared to $106.2 million or 39.4% of total average deposits in 1999. The average interest rate on time deposits was 5.92% in 2000, compared to 4.83% in 1999, as a result of increases in prevailing rates.

Net Interest Margin


         Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The net interest margin was 4.54% and 5.09% for the six month periods ended June 30, 2002 and 2001, respectively. The margins for the years ended December 31, 2001, 2000 and 1999 were 4.86%, 6.04% and 5.49%, respectively.

         The decreases in the net interest margin in the first six months of 2002 and in 2001 were the result of progressive declines in market rates during 2001, resulting in a low interest rate environment. The Prime rate, to which the majority of the Bank's loans are tied, is at the lowest rate in several decades. The average prime rate was 4.75% for the six months ended June 30, 2002, compared to 7.98% for the six months ended June 30, 2001. The low interest rate environment has impacted both interest-earning assets and interest-bearing liabilities, resulting in a compression of the net interest margin.


         The yield on average interest-earning assets in 2001 was 7.84%, representing a decline of 153 basis points compared to 2000. These lower yields were due principally to lower rates earned on loans compared to the prior year. Interest rates on interest-bearing deposits and other liabilities declined by 77 basis points to 4.37% for 2001. In addition, the ratio of average interest-earning assets to average interest bearing liabilities dropped from 154.2% in 2000 to 146.5% in 2001, with the result that a greater percentage of interest-earning assets was funded by interest-bearing deposits than was experienced in the prior year.

         The increase in the net interest margin in 2000 primarily resulted from an increase in the average yield on interest-earning assets of 125 basis points, while the average cost of interest-bearing deposits and borrowed funds grew by 97 basis points. The average interest rate on interest-earning assets rose because of the increases in the prime rate during 2000 and the increased percentage of loans, from 65.3% of interest earning assets in 1999 to 74.1% in 2000. The Bank increased its average loan yield by 112 basis points as a result of increases in the prime rate. The net interest margin was also affected by the relative change in the mix of the Bank's other interest-earning assets during 2000. Average investment securities, a relatively low-yielding asset, decreased to $67.5 million or 19.2% of earning assets in 2000, compared to $71.6 million or 26.2% of earning assets in 1999. Average Fed Funds (the Bank's lowest yielding assets) remained relatively constant at $22.2 million in 2000 and 1999. These amounts represented 6.3% and 8.2% of average interest earning assets during 2000 and 1999.The decreasing percentages in investment securities and Fed Funds in 2000 were due to the Bank's strategy of reducing its lowest yielding assets and replacing them with higher yielding loans to generate increased income.

         The increase in the average rate paid on interest-bearing deposits and borrowed funds of 97 basis points in 2000 was due to an increase in the average deposit rate and a change in the deposit mix towards a higher proportion of high-cost time deposits. Noninterest bearing demand deposits rose on average from $98.5 million in 1999 to $117.4 million in 2000.

         The following table shows the Bank's average balances of assets, liabilities and stockholders' equity; the amount of interest income and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

               Distribution, Yield and Rate Analysis of Net Income


                                                                      For the Six Months Ended June 30,
                                                 ---------------------------------------------------------------------------
                                                               2002                                 2001
                                                 -----------------------------------  --------------------------------------
                                                              Interest      Average               Interest
                                                  Average     Income/        Rate/     Average    Income/        Average
                                                  Balance     Expense       Yield/1/   Balance    Expense     Rate/Yield/1/
                                                  -------     -------       -------    -------    -------     -------------
                                                                          (Dollars in Thousands)
Assets:
Interest-earning assets:
    Loans/2/ ...................................   $ 402,737   $ 14,367      7.19%  $ 315,987    $ 15,274        9.75%
    Federal funds sold .........................      22,720        188      1.67      29,265         706        4.86
    Taxable investment securities:
      U.S. Treasury ............................       2,167         49      4.53       2,927          70        4.80
      U.S. Governmental agencies
        debt securities ........................      18,771        516      5.54      35,573         979        5.55
      U.S. Government agencies
        mortgage-backed securities .............      55,379      1,419      5.17      13,862         444        6.46
      U.S. Government agencies
        collaterized mortgage obligations.......       2,363         89      7.59      11,367         341        6.05
      Municipal securities .....................         103          3      6.12         103           3        6.53
      Others securities/3/ .....................       6,676        200      6.04       4,719         141        6.04
        Total taxable investment securities.....      85,458      2,276      5.37      68,551       1,978        5.82
    Tax-advantaged investment securities:/4/
      Municipal securities .....................       5,496        115      4.22       3,682          77        4.19
      Others - U.S. Government
        agencies preferred stock ...............      13,169        323      4.95       5,781         114        3.98
    Total tax-advantaged investment
        securities .............................      18,665        438      4.73       9,463         191        8.09
    Equity stocks - FRB, FHLB ..................         344          8      4.90       1,126          35        6.24
    Money market funds and interest
      earning deposits .........................      26,285        252      1.93         547          13        4.72
                                                   ---------   --------             ---------    --------
Total interest-earning assets ..................     556,210     17,529      6.36%    424,939      18,197        8.64%
Non-interest earning assets:
    Cash and due from banks ....................      32,430                           27,085
    Bank premises and equipment, net ...........       8,948                            7,419
    Other real estate owned ....................          86                                -
    Customer's acceptances outstanding .........       4,191                            5,542
    Accrued interest receivable ................       2,790                            2,455
    Other assets ...............................       6,046                            4,456
                                                   ---------                        ---------
Total non-interest earning assets ..............
                                                   ---------                        ---------
      Total assets .............................   $ 610,701                        $ 471,896
                                                   =========                        =========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
    Deposits:
    Money market and NOW accounts ..............      82,477        702      1.72%     50,115         767        3.09%
      Savings ..................................      32,982        407      2.49      23,385         311        2.68
    Time certificates of deposit in
      denominations of $100,000 or more ........     188,440      2,795      2.99     140,014       4,311        6.21
    Other time certificates of deposit .........      75,611      1,084      2.89      73,654       2,052        5.62
                                                   ---------   --------             ---------    --------
    Total interest-bearing deposits ............     379,510      4,988      2.65     278,168       7,441        5.23
    Other borrowed funds .......................       1,248         12      1.94       1,182          28        4.71
                                                   ---------   --------             ---------    --------
    Total interest-bearing liabilities .........     380,758      5,000      2.65%    288,350       7,469        5.22%
Non-interest-bearing liabilities:
    Demand deposits ............................     166,337                          126,805
    Other liabilities ..........................       9,826                           11,474
                                                   ---------                        ---------
    Total non-interest-bearing liabilities......     176,163                          138,278
Stockholders' equity ...........................      53,780                           45,267
                                                   ---------                        ---------
    Total liabilities and stockholders'
    equity .....................................   $ 610,701                        $ 471,896
                                                   =========                        =========

Net interest income ............................               $ 12,529                          $ 10,728
                                                               ========                          ========

Net interest spread/5/..........................                             3.71%                               3.42%
                                                                           ======                              ======
Net interest margin/6/..........................                             4.54%                               5.09%
                                                                           ======                              ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities.....                           146.08%                             147.37%
                                                                           ======                              ======


/1/ Average rates/yields for these periods have been annualized.

/2/ Loans are net of the allowance for loan losses, deferred fees and discount on SBA loans retained. Nonaccrual loans are included in the table for computation purposes, but the foregone interest of such loans is excluded. Loan fees were approximately $487,000 and $366,000 for the six months ended June 30, 2002 and 2001, respectively.

/3/ Other securities include corporate debt securities and U.S. Government asset-backed securities.

/4/ Yields on tax-advantaged income have been computed on a tax equivalent basis. 100% of earnings on municipal obligations and 70% of earnings on the preferred stock are not taxable for federal income tax purposes.

/5/ Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

/6/ Represents the net interest income (after provision for loan losses) as a percentage of average interest-earning assets.

               Distribution, Rate and Yield Analysis of Net Income

                                                                  For the Years Ended December 31,
                                                  ------------------------------------------------------------------
                                                              2001                               2000
                                                  --------------------------------   -------------------------------
                                                            Interest                           Interest
                                                  Average    Income/      Average    Average    Income/     Average
                                                  Balance    Expense    Rate/Yield   Balance    Expense   Rate/Yield
                                                  -------    -------    ----------   -------    -------   ----------
                                                                       (Dollars in Thousands)
Assets:
Interest-earning assets:
    Loans/1/ ..................................  $331,685    $29,670         8.95% $ 260,172    $27,635       10.62%
    Federal funds sold ........................    30,220      1,147         3.80     22,189      1,395        6.29
    Taxable investment securities:
       U.S. Treasury ..........................     2,551        120         4.72      5,956        288        4.84
       U.S. Governmental agencies
         debt securities ......................    31,594      1,731         5.48     46,124      2,597        5.63
       U.S. Government agencies ...............    30,600      1,745         5.70        426         28        6.63
         mortgage-backed securities
       U.S. Government agencies
         collaterized mortgage
         obligations ..........................     9,006        549         6.09     10,671        672        6.29
       Municipal securities ...................       103          6         6.19        103          6        6.26
       Others securities/2/ ...................     5,975        357         5.97      2,099        119        5.68
         Total taxable investment .............    79,829      4,508         5.65     65,379      3,711        5.68
           securities
    Tax-advantaged investment securities:/3/
       Municipal obligations ..................     4,549        192         4.22      2,102         83        3.95
       Others - U.S. Government ...............     9,471        448         4.73          -          -        0.00
         agencies preferred stock
    Total tax-advantaged investment
       securities .............................    14,020        640         4.56      2,102         83        3.95
    Equity stocks - FRB, FHLB .................     1,118         63         5.63      1,179         68        5.78
    Money market funds and interest
      earning deposits ........................     3,597         95         2.64        108          6        5.61
                                                 --------   --------                --------   --------
Total interest-earning assets .................   460,469     36,122         7.84%   351,129     32,898       9.37%
Non-interest earning assets:
    Cash and due from banks ...................    28,872                             23,777
    Bank premises and equipment, net ..........     8,062                              6,493
    Other real estate owned ...................       194                                115
    Customer's acceptances
      outstanding .............................     5,921                              5,005
    Accrued interest receivable ...............     2,433                              2,240
    Other assets ..............................     4,601                              4,100
                                                 --------                           --------
Total non-interest earning assets .............    50,083                             41,731
                                                 --------                           --------
       Total assets ...........................  $510,552                           $392,860
                                                 ========                           ========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
    Deposits:
    Money market and NOW accounts .............    61,947      1,579         2.55%    50,994      1,856        3.64%
       Savings ................................    25,180        615         2.44     21,484        646        3.00
    Time certificates of deposit in
      denominations of $100,000
      or more .................................   151,819      7,879         5.19    101,136      6,038        5.97
    Other time certificates of deposit ........    74,104      3,633         4.90     52,609      3,068        5.83
                                                 --------   --------                --------   --------
    Total interest-bearing deposits ...........   313,050     13,706         4.38    226,223     11,608        5.13
    Other borrowed funds ......................     1,307         43         3.28      1,462         89        6.12
                                                 --------   --------                --------   --------
    Total interest-bearing liabilities ........   314,357     13,749         4.37%   227,685     11,697        5.14%
Non-interest-bearing liabilities:
    Demand deposits ...........................   137,219                            117,395
    Other liabilities .........................    11,447                              8,749
                                                 --------                           --------
    Total non-interest-bearing
      liabilities .............................   148,666                            126,143
Stockholders' equity ..........................    47,529                             39,032
                                                 --------                           --------
    Total liabilities and stockholders'
      equity ..................................  $510,552                           $392,860
                                                 ========                           ========
Net interest income ...........................              $22,373                            $21,201
                                                             =======                            =======
Net interest spread/4/ ........................                              3.47%                             4.23%
                                                                           ======                            ======
Net interest margin/5/ ........................                              4.86%                             6.04%
                                                                           ======                            ======
Ratio of average interest-earning
assets to average interest-bearing
liabilities ...................................                            146.48%                           154.22%
                                                                           ======                            ======

                                                  For the Years Ended December 31,
                                                  --------------------------------
                                                               1999
                                                  -------------------------------
                                                              Interest
                                                   Average    Income/    Average
                                                   Balance    Expense   Rate/Yield
                                                   -------    -------   ----------
                                                        (Dollars in Thousands)
Assets:
Interest-earning assets:
    Loans/1/ ..................................    $178,747    $16,980      9.50%
    Federal funds sold ........................      22,305      1,119      5.02
    Taxable investment securities:
       U.S. Treasury ..........................       8,715        470      5.39
       U.S. Governmental agencies
         debt securities ......................      48,892      2,766      5.66
       U.S. Government agencies
         mortgage-backed securities ...........         427         28      6.63
       U.S. Government agencies
         collaterized mortgage
         obligations ..........................       9,261        579      6.25
       Municipal securities ...................         104          6      6.19
       Others securities/2/ ...................       2,190        124      5.64
         Total taxable investment
           securities .........................      69,589      3,972      5.71
    Tax-advantaged investment securities:/3/
       Municipal obligations ..................       1,987         78      3.95
       Others - U.S. Government
         agencies preferred stock .............           -          -      0.00
    Total tax-advantaged investment
       securities .............................       1,987         78      3.95
    Equity stocks - FRB, FHLB .................         849         47      5.53
    Money market funds and interest
      earning deposits ........................          88          4      4.46
                                                   --------    -------   -------
Total interest-earning assets .................     273,565     22,201      8.12%
Non-interest earning assets:
    Cash and due from banks ...................      20,056
    Bank premises and equipment, net ..........       6,367
    Other real estate owned ...................         404
    Customer's acceptances
      outstanding .............................       3,740
    Accrued interest receivable ...............       1,682
    Other assets ..............................       3,139
                                                   --------
Total non-interest earning assets .............      35,388
                                                   --------
       Total assets ...........................    $308,953
                                                   ========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
    Deposits:
    Money market and NOW accounts
       Savings ................................      42,652      1,367      3.20%
    Time certificates of deposit in ...........      21,844        632      2.90
      denominations of $100,000
      or more .................................      66,104      3,211      4.86
    Other time certificates of deposit ........      40,070      1,923      4.80
                                                   --------    -------
    Total interest-bearing deposits ...........     170,670      7,133      4.18
    Other borrowed funds ......................       1,169         41      3.48
                                                   --------    -------
    Total interest-bearing liabilities ........     171,839      7,174      4.17%
Non-interest-bearing liabilities:
    Demand deposits ...........................      98,521
    Other liabilities .........................       6,032
                                                   --------
    Total non-interest-bearing
      liabilities .............................     104,553
Stockholders' equity                                 32,560
    Total liabilities and stockholders'            --------
      equity ..................................    $308,953
                                                   ========
Net interest income ...........................                $15,027
                                                               =======
Net interest spread/4/ ........................                             3.94%
                                                                            ====
Net interest margin/5/ ........................                             5.49%
                                                                            ====
Ratio of average interest-earning
assets to average interest-bearing
liabilities ...................................                           159.20%
                                                                          ======

----------------------
     /1/ Loans are net of the allowance for loan losses, deferred fees and discount on SBA loans retained. Loan fees have been included in the calculation of net interest income. Loan fees were approximately $898,000, $538,000 and $395,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Nonaccrual loans have been included in the table for computation purposes, but the foregone interest of such loans is excluded.

     /2/ Other securities include corporate debt securities and U.S. Government asset-backed securities.

     /3/ Yields on tax-advantaged income have been computed on a tax equivalent basis. 100% of earnings on municipal obligations and 70% of earnings on the preferred stock are not taxable for federal income tax purposes.

     /4/ Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

     /5/ Represents the net interest income (after provision for loan losses) as a percentage of average interest-earning assets.

         The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in interest rates
     (rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:

                   Rate/Volume Analysis of Net Interest Income


                                                      Six Months Ended                         Year Ended
                                                           June 30,                           December 31,
                                                        2002 vs. 2001                         2001 vs. 2000
                                             ------------------------------------  -----------------------------------
                                                    Increases (Decreases                 Increases (Decreases)
                                                       Due to Change In                     Due to Change In
                                             ------------------------------------  -----------------------------------
                                                                 Rate/                                Rate/
                                              Volume    Rate     Volume   Total     Volume    Rate    Volume   Total
                                             -------- --------  -------- --------  -------- -------- -------- --------
                                                                     (Dollars in Thousands)
Earning assets-
Interest Income:
   Loans/1/ ............................     $ 4,193  $(4,002)  $(1,099) $  (907)  $ 7,596  $(4,361) $(1,199) $ 2,035
   Federal funds sold ..................        (158)    (464)      104     (518)      505     (553)    (200)    (248)
   Taxable investment securities  ......         488     (153)      (38)     297       820      (20)      (4)     796
   Tax-advantaged investment
      securities/2/ ....................         186       31        31      247       471       13       73      557
   Equity stocks-FRB, FHLB .............         (24)      (7)        5      (26)       (4)      (2)       0       (5)
   Money market funds and
     interest-earning deposits .........         603       (8)     (357)     239       196       (3)    (104)      89
                                             -------- --------  -------- --------  -------- -------- -------- --------
      Total earning assets .............       5,288   (4,602)   (1,354)    (668)    9,584   (4,926)  (1,434)   3,224
                                             ======== ========  ======== ========  ======== ======== ======== ========

Deposits and borrowed
funds- Interest Expense:
    Money market and
      super NOW accounts ...............         496     (341)     (220)     (66)      399     (556)    (119)    (277)
    Savings deposits ...................         127      (22)       (9)      97       111     (121)     (21)     (31)
    Time deposits ......................       1,500   (3,224)     (760)  (2,484)    4,275   (1,273)    (597)   2,405
    Other borrowings ...................           2      (17)       (1)     (16)       (9)     (42)       4      (47)
      Total interest-bearing liabilities       2,125   (3,604)     (990)  (2,469)    4,775   (1,991)    (733)   2,052
                                             -------- --------  -------- --------  -------- -------- -------- --------

 Net Interest Income ...................     $ 3,163  $  (998)  $  (364) $ 1,801   $ 4,809  $(2,935) $  (701) $ 1,173
                                             ======== ========  ======== ========  ======== ======== ======== ========

                                                               Year Ended
                                                              December 31,
                                                             2000 vs. 1999
                                             ----------------------------------------------
                                                         Increases (Decreases)
                                                           Due to Change In
                                             ----------------------------------------------
                                                                       Rate/
                                              Volume        Rate       Volume        Total
                                             --------     --------    --------     --------
Earning assets-
Interest Income:
   Loans/1/ ............................     $ 7,735      $ 2,006     $   914      $10,654
   Federal funds sold ..................          (6)         283          (1)         276
   Taxable investment securities .......        (240)         (22)          1         (261)
   Tax-advantaged investment
      securities/2/ ....................           5            -           -            5
   Equity stocks-FRB, FHLB .............          18            2           1           21
   Money market funds and
     interest-earning deposits .........           1            1           -            2
                                             --------     --------    --------     --------
      Total earning assets .............       7,513        2,270         915       10,697
                                             ========     ========    ========     ========

Deposits and borrowed
funds- Interest Expense:
    Money market and
      super NOW accounts ...............         267          185          36          489
    Savings deposits ...................         (10)          24           -           13
    Time deposits ......................       2,300        1,155         518        3,973
    Other borrowings ...................          10           31           8           49
      Total interest-bearing liabilities       2,567        1,395         561        4,523
                                             --------     --------    --------     --------

 Net Interest Income ...................     $ 4,945      $   875     $   353      $ 6,174
                                             ========     ========    ========     ========


     Provision for Loan Losses

         Credit risk is inherent in the business of making loans. The Bank sets aside an allowance for loan losses through charges to net income. The charges are shown on the income statements as provisions for loan losses, and specifically identifiable and quantifiable losses are immediately charged off against the allowance. The periodic loan loss provision expense is a reflection of the needed balance in the allowance for loan losses. The procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance itself, are included below under "Allowance for Loan Losses."

         For the year ended December 31, 2001 the provision for loan losses was $1.2 million, compared to $500,000 and $804,000 for 2000 and 1999, respectively. The substantial increase in the provision in 2001 resulted from a combination of the 22.2% growth in the loan portfolio during the year, and the high level of charge-offs during the

     _________________________


     /1/ Loans are net of the allowance for loan losses, deferred fees and discount on SBA loans retained. Loan fees have been included in the calculation of net interest income. Loan fees were approximately $487,000 and $366,000 for the six months ended June 30, 2002 and 2001, respectively, and $898,000, $538,000 and $395,000 for the years ended December 31, 2001,
     2000 and 1999, respectively. Nonaccrual loans have been included in the table for computation purposes, but the foregone interest of such loans is excluded.


     /2/ Yields on tax income has been computed on a tax equivalent basis. 100% of earnings on municipal obligations and 70% of earnings on the preferred stock are not taxable for federal income tax purposes.

year. In 2001, several loans totaling $3.1 million became worthless and the Bank charged them off. After recoveries, net charge-offs were $2.3 million in 2001 compared to $428,000 in 2000. The Bank made a provision for loan losses of $500,000 and $100,000 for the six months ended June 30, 2002 and 2001, respectively. While Management believes that the allowance for loan losses was adequate at June 30, 2002, future additions to the allowance will be subject to continuing evaluation of estimated and known, as well as inherent, risks in the loan portfolio.


Noninterest Income

         The Bank generates noninterest income primarily from service fees on deposit accounts, fees generated from trade finance activities and the issuance of letters of credit, other transactional fees in connection with remittances, net gains on sale of loans, other loan related service fees, net gains on sales of securities available for sale and other activities.


         Noninterest income increased 12.6% or $620,000 to $5.6 million for the six months ended June 30, 2002 compared to $4.9 million for the six months ended June 30, 2001. The growth in noninterest income was primarily attributable to the increase in the gain on sale of loans of $244,000 or 428.1%, the increase in other loan-related service fees of $248,000 or 112.7%, and the increase in customer service fees on deposit accounts of $157,000 or 5.8%. Increases in the gain on sale of loans and other loan related service fees resulted primarily from the Bank's increased activity in SBA guaranteed loans and increases in loan volume. The Bank sells some of the guaranteed portions of its SBA loans to government securities secondary markets, while the Bank retains the servicing rights.


         Noninterest income increased 18.9% to $10.6 million in 2001 compared to the prior year. Most of this increase was attributable to (i) an increase of $848,000 or 18.3% in service charges on deposit accounts due to the increased customer base, partially generated from the opening of new branches during the year; (ii) increased gains of $404,000 or 333.9% on sales of SBA loans; and
(iii) an increase of $214,000 or 49.4% in loan related service fees. Between 1999 and 2000, noninterest income increased 4.3% or $372,000 from $8.6 million to $8.9 million, primarily due to increased service charges on deposit accounts of $701,000, offset by decreases of $166,000 in gains on sales of SBA loans and $278,000 in other income. The 48.7% decrease in other noninterest income compared to $571,000 for the year ended December 31, 1999 was primarily due to interest recovered in 1999 on charged-off loans and proceeds the Bank received from the sale of a vacant parcel of land.


         The ratios of service charges on deposit accounts and fee income from trade finance transactions to total noninterest income were 51.9% and 24.6%, respectively, for the six months ended June 30, 2002, compared to 55.3% and 31.5%, respectively, for the six months ended June 30, 2001. The decrease in the ratios was due primarily to an increase in the ratio of gains on sale of loans to noninterest income, which increased to 5.4% for the six months ended June 30, 2002 compared to 1.2% for the six months ended June 30, 2001. Service charges on deposit accounts and fee income from letter of credit transactions for 2001 represented 51.6% and 27.5%, respectively of noninterest income, as compared to 51.8% and 34.5%, respectively, for 2000 and 45.9% and 36.4%, respectively, in 1999. The Bank's ratio of service charge income on deposit accounts to average transaction accounts (demand and interest-bearing NOW accounts) was 1.16% as of June 30, 2002 and has remained relatively constant over the past three years, at 2.75% for 2001, 2.75% for 2000, and 2.78% for 1999.


         Fee income from trade finance transactions decreased to $2.9 million or 27.5% of total noninterest income in 2001, from $3.1 million or 34.5% and 36.4% of total noninterest income in 2000 and 1999, due to relatively unchanged levels of international trade activity by the Bank's customers in the periods under review. Trade finance loans averaged $30.9 million in 2001, compared with $31.9 million and $39.8 million in 2000 and 1999, respectively. This area of the Bank's activities, unlike most others, has not grown in recent years.

         In 2001, the Bank sold certain securities available for sale, to take advantage of favorable market conditions, with resultant net gains of $197,000. No sales were made in 2000 or in 1999.


         The remainder of other noninterest income is comprised of various fees and charges charged to customers. These fees rose in line with the increased business activity of the Bank in 2001, compared with the prior year. Other income represented 4.5% of total noninterest income or $249,000 for the six months ended June 30, 2002 compared to 3.1% or $155,000 for the first six months of 2001. The increase was primarily attributable to a $48,000 recovery on a previously charged off loss and $25,000 received on electronic funds transfer fees.

         The following table sets forth the various components of the Bank's noninterest income for the periods indicated:

                               Noninterest Income


                                                        For the Six Months                          For the Years
                                                          Ended June 30,                          Ended December 31,
                                                  -------------------------------- ------------------------------------------------
                                                        2002            2001             2001            2000            1999
                                                  --------------- ---------------- ---------------- --------------- ---------------
                                                         Percent          Percent          Percent         Percent         Percent
                                                  Amount of Total Amount  of Total Amount  of Total Amount of Total Amount of Total
                                                  ------ -------- ------  -------- ------- -------- ------ -------- ------ --------
                                                                              (Dollars in Thousands)
Customer service fees .........................   $2,886   51.93% $2,729    55.28% $ 5,474   51.55% $4,626   51.79% $3,925   45.85%
Fee income from trade finance transactions ....    1,366   24.58   1,555    31.49    2,923   27.53%  3,077   34.45   3,118   36.43
Wire transfer fees ............................      287    5.17     221     4.47      473    4.45%    381    4.27     336    3.93
Gains on sale of loans ........................      301    5.41      57     1.16      525    4.94%    121    1.36     287    3.35
Net gains on sale of securities available
 for sale .....................................        -    0.00       -     0.00      197    1.85%      -    0.00       -    0.00
Other loan related service fees ...............      468    8.42     220     4.47      647    6.10%    433    4.85     323    3.77
Other income ..................................      249    4.49     155     3.14      379    3.57%    293    3.28     571    6.68
                                                  ------ -------- ------  -------- ------- -------- ------ -------- ------ --------
  Total noninterest income ....................   $5,557  100.00% $4,937   100.00% $10,618  100.00% $8,932  100.00% $8,560  100.00%
                                                  ====== ======== ======  ======== ======= ======== ====== ======== ====== ========

As a percentage of average earning assets .....             2.01%            2.34%            2.31%           2.54%           3.13%


     Noninterest Expense


         Noninterest expense, which is comprised primarily of compensation and employee benefits, occupancy and other operating expenses, increased 23.8% to $11.0 million for the six months ended June 30, 2002, compared to $8.9 million for the six months ended June 30, 2001. The Bank's total noninterest expense increased to $19.7 million in 2001, compared with $15.9 million in 2000 and $14.6 million in 1999. Approximately $2.0 million of the $3.8 million increase in 2001 resulted from opening five new branches during the year.



         Compensation and Employee Benefits. Compensation and employee benefits increased 20.8% to $6.3 million for the six months ended June 30, 2002 compared to $5.2 million for the six months ended June 30, 2001 primarily due to expansion of the branch network by six new locations; five opening during the second quarter of 2001, and one opening during the third quarter of 2000. However, this category of expenses decreased to 57.1% of total noninterest expense for the first six months of 2002 compared to 58.5% for the first six months of 2001. Compensation and employee benefits increased 16.8% to $11.0 million for the year ended December 31, 2001 compared to $9.4 million for the year ended December 31, 2000, but decreased to 55.8% of total noninterest expenses for 2001 compared to 59.0% for 2000. Approximately half of the increase in compensation and employee benefits in 2001 was attributable to increased personnel to staff the new branches; the remainder of the increase was due to salary increases and higher salary costs of certain employees, who replaced those who had resigned from the Bank during the year. Compensation and employee benefits increased 12.3% to $9.4 million for the year ended December 31, 2000 compared to $8.4 million for the year ended December 31, 1999 primarily due to merit increases and the personnel costs associated with opening one branch and two loan production offices in 2000. During this period, this category of expenses also increased to 59.0% of total noninterest expenses for 2000 compared to 57.5% for 1999.

         Occupancy and Furniture, Fixtures and Equipment. The expansion of the branch network and the relocation of the Bank's headquarters from owned premises on Olympic Boulevard to leased premises on Wilshire Boulevard in Los Angeles during May 2001 increased occupancy expenses by 40.1% to $866,000 for the six months ended June 30, 2002 compared to $618,000 for the six months ended June 30, 2001. This category of expenses also increased to 7.9% of total noninterest expenses for the first six months of 2002 compared to 7.0% for the first six months of 2001. Occupancy expenses increased by 51.7% to $1.4 million for the year ended December 31, 2001 compared to $947,000 for the year ended December 31, 2000, and to 7.3% from 5.9% of total noninterest expenses during this period, primarily due to the aforementioned relocation of the Bank's headquarters. The decrease in occupancy expenses of 4.7% to $947,000 for the year ended December 31, 2000 compared to $994,000 for the year ended December 31, 1999 and to 5.9% from 6.8% of total noninterest expenses during this period, was primarily due to the depreciation of the remaining book value of leasehold improvements associated with the former Garden Grove location.

         Furniture, fixture, and equipment expense was also affected by the increase in branches and the relocation of the Bank's headquarters, increasing by 42.5% or $147,000 to $493,000 for the six months ended June 30, 2002 compared to $346,000 for the six months ended June 30, 2001 and increasing 42.6% to $803,000 for the year ended December 31, 2001 compared to $563,000 for the year ended December 31, 2000. Compared to December 31, 1999, furniture, fixture, and equipment expense increased 23.4% to $563,000 for the year ended December 31, 2000, due to costs associated with the opening of the Inland Empire branch during the third quarter of 2000.

         Net, Other Real Estate Owned (Income) Expense. For the six months ended June 30, 2002 net, other real estate owned (income) expense reflected a net benefit of $98,000 compared to zero for June 30, 2001. The variance was the result of the net difference between an IRS lien claim and the related claim deposit for the sale of OREO in 2001.

         For the year ended December 31, 2001, the Bank foreclosed on one property and sold it almost immediately, with a gain on sale of $191,000. In 2000, significant holding costs on one property foreclosed on in 1999 converted the gain on sale of $18,000 into a net expense to the Bank of $50,000.

         Data Processing. For the six months ended June 30, 2002, data processing expenses increased by 31.3% to $767,000 compared to $584,000 for the six months ended June 30, 2001. The increase was primarily related to an increase in the volume of transactions processed stemming from new business generated by the new branches. Data processing expenses increased only slightly as a percentage of total noninterest expense during these periods, to 7.0% for the six months ended June 30, 2002 compared to 6.6% for the six months ended June 30, 2001.

         The increase in volume of transactions and the impact of new business generated at the new branches also impacted data processing expenses for year ended 2001. Data processing expenses for the year ended 2001increased by 45.7% to $1.3 million, compared to $925,000 for the year ended December 31, 2000. The 17.7% or $139,000 increase in data processing expenses for the year ended 2000 compared to $786,000 for the year ended December 31, 1999 also resulted from transaction volume growth. During these periods, data processing expenses increased as a percentage of total noninterest expenses to 6.9% for the year ended December 31, 2001, from 5.8% and 5.4% for the years ended December 31, 2000 and 1999, respectively.

         Professional Service Fees. For the six months ended June 30, 2002, professional service fees increased 15.0% or $78,000, to $597,000 compared to $519,000 for the six months ended June 30, 2001. The increase was primarily attributable to an increase in legal and accounting fees related to Center Financial's filing of a registration statement with the Securities and Exchange Commission with respect to the holding company reorganization. Professional services fees rose by 36.1% to $1 million for the year ended 2001, compared to $764,000 for the year ended December 31, 2000, and to 5.3% from 4.8% of total noninterest expenses during this same period. The increase was primarily attributable to payment for services rendered in connection with several special projects, including the Bank's discussions with other financial institutions during the year, which discussions terminated prior to the execution of any definitive agreements.

         For the year ended December 31, 2000, professional service fees declined 19.3% to $764,000 compared to $947,000 for the year ended December 31, 1999 and to 4.8% from 6.5% of total noninterest expenses, as a result of the Bank's being involved in fewer legal matters.

         Business Promotion and Advertising. For the six months ended June 30, 2002, business promotion and advertising expense increased 61.9% or $273,000, to $714,000 compared to $441,000 for the six months ended June 30, 2001, primarily as a result of the Bank's increased emphasis on promotions which began in 2000. For the year ended December 31, 2001, business promotion and advertising expense increased 47.7% or $362,000, to $1.1 million compared to $759,000 for the year ended December 31, 2000 which represents a 36.5% or $203,000 increase compared to $556,000 for the year ended December 31, 1999. The increase resulted from the opening of the new branch locations during 2000 and 2001, and the Bank's greater emphasis on product promotion.

         Other Noninterest Expense. Other noninterest expense includes stationery and supplies, telecommunications, postage, courier service, security service and other operating expense. For the six months ended June 30, 2002, other noninterest expense increased 17.1% to $1.4 million compared to $1.2 million for the six months ended June 30, 2001, and represented 12.5% and 13.2% of total noninterest expense for the six months ended June 30, 2002 and 2001, respectively. The increase was primarily attributable to $191,000 in costs associated with business referral fees, and assessments of $93,000. For the year ended December 31, 2001, other noninterest expense increased 24.9% or $628,000 to $3.1 million compared to $2.5 million for the year ended December 31, 2000, and increased slightly to 16.0% of total noninterest expense for 2001 compared to 15.8% for 2000. The increase resulted primarily from increased costs associated with the opening of five new branch locations in 2001. For the year ended December 31, 2000, other noninterest expense increased 8.2% or $190,000 to $2.5 million, compared to $2.3 million for the year ended December 31, 1999, and to 6.2% from 5.9% of total noninterest expenses, with the increase primarily due to increased costs associated with security services, postage and courier services.

         The efficiency ratio, defined as the ratio of noninterest expense to the sum of net interest income before provision for loan losses and noninterest income, was 60.7% for the first six months of 2002, compared with 56.6% for the first six months of 2001. The deterioration in the efficiency ratio resulted primarily from the increase of operating expenses at the five new branches opened during 2001. As some of the new branches are already past the break-even point, Management expects the efficiency ratio to improve by 2003, assuming net interest income and noninterest income will increase once the branches are in full operation. However, no assurance can be given that this improvement in the efficiency ratio will be achieved.

         The following table sets forth the breakdown of noninterest expense for the periods indicated:


                                                       Noninterest Expense

                                                     For the Six Months                            For the Years
                                                       Ended June 30,                            Ended December 31,
                                             ------------------------------------ --------------------------------------------------
                                                   2002              2001             2001              2000             1999
                                             ----------------   ---------------- ----------------  ---------------- ----------------
                                                     Percent            Percent          Percent           Percent          Percent
                                             Amount  of Total   Amount  of Total Amount  of Total  Amount  of Total Amount  of Total
                                             ------  --------   ------  -------- ------  --------  ------  -------- ------  --------
                                                                             (Dollars in Thousands)
Salaries and employee benefits .............. $ 6,270   57.09%  $ 5,191   58.51% $10,980   55.78%  $ 9,405   59.04% $ 8,379   57.49%
Occupancy ...................................     866    7.88       618    6.96    1,437    7.30       947    5.94      994    6.82
Furniture, fixture and equipment ............     493    4.49       346    3.90      803    4.08       563    3.53      456    3.13
Net other real estate owned (income) expense.     (98)  (0.90)        -    0.00     (191)  (0.97)       50    0.31      128    0.88
Data processing .............................     767    6.98       584    6.59    1,348    6.85       925    5.80      786    5.39
Professional service fees ...................     597    5.44       519    5.85    1,040    5.29       764    4.80      947    6.50
Business promotion and advertising ..........     714    6.50       441    4.97    1,121    5.70       759    4.76      556    3.81
Stationery and supplies .....................     160    1.46       165    1.86      777    3.95       562    3.53      527    3.61
Telecommunications ..........................     197    1.80       184    2.08      449    2.28       271    1.70      275    1.88
Postage and courier service .................     187    1.71       164    1.85      361    1.83       301    1.89      278    1.91
Security service ............................      64    0.58        58    0.66      524    2.66       397    2.49      386    2.65
Other operating expense .....................     766    6.97       601    6.78    1,035    5.26       987    6.20      862    5.92
                                               ------  ------   -------  ------  -------  ------   -------  ------  -------  ------
  Total noninterest expense ................. $10,983  100.00%  $ 8,872  100.00% $19,686  100.00%  $15,929  100.00% $14,573  100.00%
                                               ======  ======   =======  ======  =======  ======   =======  ======  =======  ======
As a percentage of average earning assets ...            3.98%             4.21%            4.28%             4.54%            5.33%
  Efficiency ratio ..........................           60.72%            56.64%           59.67%            52.86%           61.78%


     Provision for Income Taxes

         Income tax expense is the sum of two components, current tax expense and deferred tax expense. Current tax expense is the result of applying the current tax rate to taxable income. The deferred portion is intended to reflect that income on which taxes are paid differs from financial statement pre-tax income due to the fact that some items of income and expense are recognized in different years for income tax purposes than in the financial statements.

         For the six months ended June 30, 2002 and 2001, the provisions for income taxes were $2.5 million and $2.7 million, respectively, representing effective tax rates of 38.58% and 39.96%, respectively. For the years ended December 31, 2001, 2000 and 1999, the provisions for income taxes were $4.3 million, $5.3 million and $3.1 million, respectively, representing effective tax rates of 35.90%, 38.68% and 37.36%, respectively.


         The effective tax rate in 2001 decreased significantly due to (i) an increase in low income housing tax credits, and (ii) an increase in tax advantaged securities. The Bank reduced taxes utilizing the tax credits from investment to the low income housing projects in the amounts of $153,000, $98,000 and $0 during 2001, 2000 and 1999, respectively.


         The Bank normally has a net deferred tax asset. The Bank's deferred tax asset was $1.4 million as of June 30, 2002 and $1.6 million, $1.8 million and $1.8 million as of December 31, 2001, 2000 and 1999, respectively.

         Most of the Bank's temporary differences involve recognizing substantially more loan loss provision expense in its financial statements than it has been allowed to deduct for income tax purposes. The Bank has used since 2001 the specific charge-off method for bad debt deduction for Federal tax return purposes, which claims deductions only to the extent that loans become wholly or partially worthless, while providing estimated and probable losses for the problem loans for financial statement purposes. Prior to 2001 the Bank used the experience method based on its own past charge-off history. As of December 31, 2001, the Bank's deferred tax asset was primarily due to temporary differences in the reported allowance for loan losses, depreciation and state taxes.


Market Risk/Interest Rate Risk Management


         Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities, but also to a certain extent from foreign exchange rate risk and commodity risk. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, Management actively monitors and manages its interest rate risk exposure.


         Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Bank to control risks associated with interest rate movements. In general, Management's strategy is to match asset and liability balances within maturity categories to limit the Bank's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Bank's asset and liability management strategy is formulated and monitored by the Bank's Asset/Liability Management Board Committee. This committee is composed of four external directors and the President. The Controller serves as a secretary of the committee. This committee meets quarterly and approves the AL management committee's recommendation. The Asset/Liability Management Committee consists of executive and manager level officers from various areas of the Bank including lending, investment and deposit gathering, in accordance with policies approved by the Board of Directors. The Management Committee meets regularly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses and maturities of investments and borrowings. The Asset/Liability Management Committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition, and reports regularly to the Asset/Liability Board Committee and the Board of Directors.

         One of the primary goals of the Bank's Asset/Liability Management Committee is to manage the financial components of the Bank so as to optimize net income under varying interest rate environments. The focus of this process is the development, analysis, implementation and monitoring of earnings enhancement strategies that provide stable earnings and capital levels during periods of changing interest rates.


         Interest Rate Risk. Interest rate risk occurs when assets and liabilities re-price at different times as interest rates change. Generally speaking, the rates of interest that the Bank earns on its assets, and pays on its liabilities, are established contractually for specified periods of time. Market interest rates change over time and if a financial institution cannot quickly adapt to interest rate changes, it may be exposed to volatility in earnings. For instance, if the Bank were to fund long-term fixed rate assets with short-term variable rate deposits, and interest rates were to rise over the term of the assets, the short-term variable deposits would rise in cost, adversely affecting net interest income. Similar risks exist when rate sensitive assets (for example, prime rate-based loans) are funded by longer-term fixed rate liabilities in a falling interest rate environment.


         In the management of interest rate risk, the Bank utilizes the following measurement techniques: quarterly gap analysis, and quarterly simulation modeling to determine the sensitivity of net interest income and economic value sensitivity of the balance sheet. These techniques are complementary and are used to provide a more accurate measurement of interest rate risk.


         Gap analysis measures the repricing mismatches between assets and liabilities. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice during a particular time interval. A liability sensitive position results when more liabilities than assets reprice or mature within a given period. Conversely, an asset sensitive position results when more assets than liabilities reprice within a given period. As of June 30, 2002, the Bank was asset sensitive, with a positive one-year gap of $40.9 million or 6.2% of total assets and 6.8% of earning assets. As the Bank's assets tend to reprice more frequently than its liabilities over a one year horizon, the Bank will realize higher net interest income in a rising rate environment and lower net interest income in a falling rate environment.



         In 2001, the Bank identified certain variable-rate loans as a source of interest rate risk to be hedged in connection with the Bank's overall asset-liability management process. As these loans have contractually variable rates, there is a risk of fluctuation in interest income as interest rates rise and fall in future periods. In response to this identified risk, the Bank used an interest rate swap as a cash flow hedge to mitigate the interest rate risk associated with the cash flows of the specifically identified variable-rate loans. As of June 30, 2002, the Bank had two off-balance-sheet interest rate swap agreements, wherein the Bank receives a fixed rate of 5.89% at semi-annual intervals and 6.89% at quarterly intervals. The Bank pays a floating rate at quarterly intervals for both off-balance sheet interest rate swaps based on the Wall Street Journal published prime rate, on notional amounts of $45 million and $20 million, respectively. These contracts mature on October 30, 2003 and May 10, 2005. At both June 30, 2002 and December 31, 2001, the Wall Street Journal published prime rate was 4.75 percent. Interest income from loans increased by $301,000 and $65,000 for the six months ended June 30, 2002 and for the year ended December 31, 2001, respectively, as a result of this swap. As of June 30, 2002, the fair value of the interest rate swap was at a favorable position of $490,000, net of tax of $284,000, and was included in accumulated other comprehensive income.



         The following table sets forth the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities as of June 30, 2002 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

                       Interest Rate Sensitivity Analysis


                                                                          As of June 30, 2002
                                                                   Amounts Subject to Repricing Within
                                              -----------------------------------------------------------------------
                                                                                       After 5      Non
                                              0-3 Months   3-12 Months   1-5 Years      Years    Sensitive     Total
                                              ----------   -----------   ---------      -----    ---------     -----
                                                                         (Dollars in Thousands)
Assets
Cash ...................................      $      -      $      -      $      -     $     -     $33,964    $ 33,964
Federal funds sold .....................        10,000             -             -           -           -      10,000
Money market funds .....................        30,000             -             -           -           -      30,000
Investment securities ..................        17,200        44,029        50,182       5,737       1,153     118,301
FHLB stock .............................             -             -           640           -           -         640
Loans ..................................       366,733        29,046        43,255       5,921       1,781     446,736
Loan loss reserve ......................             -             -             -           -      (5,873)     (5,873)
Interest-earning deposits ..............             -             -             -           -         100         100
Other assets ...........................             -             -             -           -      23,012      23,012
                                              --------      --------      --------     -------     -------    --------
  Total assets .........................      $423,933      $ 73,075      $ 94,077     $11,658     $54,137    $656,880
                                              ========      ========      ========     =======     =======    ========

Liabilities
Deposit:
  Demand deposit .......................      $ 90,286      $      -      $ 90,286     $     -     $     -    $180,572
  Interest-bearing
    savings deposits ...................             -             -        28,976       7,244           -      36,220
    Time deposits of $100,000
      or more ..........................        99,139       106,180         1,433           -           -     206,752
    Other time deposits ................        37,214        39,007         1,057           3           -      77,281
    Money market and
      NOW accounts .....................        17,074             -        56,888      14,222           -      88,184
Accrued interest payable ...............             -             -             -           -       2,624       2,624
Acceptances outstanding ................             -             -             -           -       4,016       4,016
Other borrowed funds ...................         2,162             -             -           -           -       2,162
Other liabilities ......................             -             -             -           -       2,787       2,787
                                              --------      --------      --------     -------     -------    --------
    Total liabilities ..................      $245,755      $145,187      $178,640     $21,469     $ 9,427    $600,598
                                              ========      ========      ========     =======     =======    ========

Stockholders' equity ...................             -             -             -           -      56,282      56,282
                                              --------      --------      --------     -------     -------    --------
  Total liabilities and
   stockholders' equity ................      $245,755      $145,187      $178,640     $21,469     $65,709    $656,880
                                              ========      ========      ========     =======     =======    ========

Interest rate swap .....................       (65,000)            -        65,000           -
                                              ========      ========      ========     =======
Period repricing gap ...................       113,058       (72,112)      (19,563)     (9,811)
Cumulative repricing gap ...............       113,058        40,946        21,383      11,572
  as % of total assets .................         17.21%         6.23%         3.26%       1.76%
  as % of earning assets ...............         18.66%         6.76%         3.53%       1.91%

         Although the interest rate sensitivity gap analysis is a useful measurement tool and contributes to effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the Asset/Liability Management Committee also uses simulation modeling on a quarterly basis as a tool to measure the sensitivity of earnings and net portfolio value ("NPV") to interest rate changes. Net portfolio value is defined as the net present value of an institution's existing assets, minus the present value of liabilities and off-balance sheet instruments. The simulation model captures all assets, liabilities, and off-balance sheet financial instruments, including the interest rate swap, accounting for significant variables that are considered to be affected by interest rates. These include prepayment speeds on mortgage-backed securities, cash flows of loans and deposits, principal amortization, call options on securities, balance sheet growth assumptions and changes in rate relationships as various rate indices react differently to market rates. The simulation measures the volatility of net interest income and net portfolio value under immediate rising or falling market interest rate scenarios in 100 basis point increments up to 300 basis points.


         The following table sets forth as of June 30, 2002 the estimated impact of changes on the Bank's net interest income over a twelve months period and NPV assuming a parallel shift of 100 to 300 basis points in both directions.



               Change          Net Interest Income
          (in Basis Points)   (next twelve months)    % Change         NPV       % Change
           ---------------    --------------------    --------         ---       --------
                                              (Dollars in Thousands)
                +300                $30,445            7.54%         $57,628     (15.69)%
                +200                 29,174            3.05%          61,700      (9.73)%
                +100                 28,719            1.44%          65,585      (4.05)%
                   0                 28,311            0.00%          68,352       0.00%
                -100                 27,344           (3.41)%         69,442       1.59%
                -200                 25,658           (9.37)%         70,746       3.50%
                -300                 23,507          (16.97)%         72,206       5.64%


         As indicated above, net income increases (decreases) as market interest rates rise (fall) and the net portfolio value decreases (increases), as the rate rises (falls). The NPV declines (increases) as interest income increases (decreases), since the change in the discount rate has a greater impact on the change in the NPV than does the change in the cash flows.

         The primary analytical tool used by the Bank to gauge interest rate sensitivity is a simulation model used by many community banks, and based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities. The model attempts to predict changes in the yields earned on assets and the rates paid on liabilities in relation to changes in market interest rates. As an enhancement to the primary simulation model, other factors are incorporated into the model, including prepayment assumptions and market rates of interest provided by independent broker/dealer quotations, an independent pricing model, and other available public sources . The model also factors in projections of anticipated activity levels of the Bank product lines. Management believes that the assumptions it uses to evaluate the vulnerability of the Bank's operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of the Bank's assets and liabilities and the estimated effects of changes in interest rates on the Bank's net interest income and NPV could vary substantially if different assumptions were used or if actual experience were to differ from the historical experience on which they are based.

         The Bank's historical strategies in protecting both net interest income and the economic value of equity from significant movements in interest rates have involved using various methods of assessing existing and future interest rate risk exposure and diversifying and restructuring its investment portfolio accordingly. The Bank may use off-balance sheet instruments, such as interest rate swaps, as part of its overall goal of minimizing the impact of interest rate fluctuations on the Bank's net interest margin and its stockholders' equity. In late 2001, and during 2002 the Bank entered into two interest rate swaps on a notional amount of $45 million and $20 million to hedge the interest rate risk associated with the cash flows of specifically identified variable-rate loans. Bank policies also permit the purchase of rate caps and floors, although the Bank has not yet engaged in these activities.



         Because California Center Bank serves the needs of the Korean-American community, to a certain extent it is exposed to risks involving the exchange rate of the Korean Won, changes in Korean interest rates and demands for certain commodities, as discussed below.

         Foreign Exchange Rate Risk. As the Bank's percentage of trade finance loans to its overall loan portfolio has been steadily decreasing since 1999, from approximately 15.6% in 1999 to approximately 7.5% as of June 30, 2002, California Center Bank believes its foreign currency exchange risk is minimal with respect to its trade finance loans. With respect to export loans, which represent a small percentage (approximately 1%) of the Bank's total loan portfolio, the Bank believes the foreign exchange risk in this area is also minimal due to both the small percentage of these loans and the fact that approximately one-third of California Center Bank's export loans participate in the Small Business Administration's Export Working Capital Program which program guarantees loans up to 90% of their outstanding amount, up to $1.0 million. The devaluation of the Korean Won would generally increase U.S. export prices for importers in Korea, generally resulting in an overall decrease in the Bank's export financing volume and fee income from export letters of credit. Conversely, in the event of devaluation of the Won, the import and sales volume of the Bank's import customers would generally be expected to increase as goods become cheaper to import and sell.

         Korean Interest Rate Risk. California Center Bank believes that the impact of a sudden and substantial increase or decrease in interest rates in Korea would be minimal on the Bank since California Center Bank only has a limited concentration of loans to U.S. affiliates and subsidiaries of Korean companies and since California Center Bank has adopted formal policies and practices to monitor its interest rate risk exposure relating to loans to both Korean-American companies and U.S. affiliates or branches of Korean companies.

         Commodities Risk. A decline in the demand for the commodities of scrap metal and rawhides may limit the ability of certain export/import borrowers of California Center Bank to liquidate their holdings, resulting in potential default. However, specific risk in this area is minimal given that the Bank has a total of six loans in the scrap metal and rawhide categories totaling $4.7 million, or 1.0% of total gross loans. Additionally, the Bank's exposure is significantly reduced under various government export guarantee programs such as the Small Business Administration's Export Working Capital Program which guarantees loans up to 90% of their outstanding amount, up to $1.0 million.


Liquidity and Capital Resources


         Liquidity. Liquidity is the Bank's ability to maintain sufficient cash flow to meet deposit withdrawals and loan demands and to take advantage of investment opportunities as they arise. The Bank's principal sources of liquidity have been growth in deposits, proceeds from the maturity of securities, and prepayments from loans. To supplement its primary sources of liquidity, the Bank maintains contingent funding sources, which include a borrowing capacity of up to 25% of total assets upon providing collateral with the Federal Home Loan Bank of San Francisco, access to the discount window of the Federal Reserve Board, a deposit facility with the California State Treasurers office up to 50% of total equity with collateral pledging, and an unsecured Fed funds line with a correspondent bank. As of June 30, 2002, the Bank's liquidity ratio, which is the ratio of available liquid funds to net deposits and short-term liabilities, was 29.4%. Total available liquidity as of that date was $166.6 million, consisting of excessive cash holdings or balances in due from banks, overnight Fed Funds sold, money market funds and uncollateralized securities. It is the Bank's policy to maintain a minimum liquidity ratio of 20%. The Bank's net non-core fund dependence ratio was 27.9% under applicable regulatory guidelines, which assumes all certificates of deposit over $100,000 ("Jumbo CD's") as volatile sources of funds. The Bank has identified approximately $40 million of Jumbo CD's as stable and core sources of funds based on past historical analysis. The non-core fund dependence ratio was 20.5% with the assumption of $40 million as stable and core fund sources. The net non-core fund dependence ratio is the ratio of net short-term investment less of non-core liabilities divided by the long-term assets. The Bank had $3.0 million in brokered deposits as of June 30, 2002 and no brokered deposits as of December 31, 2001.

         Capital Resources. Stockholders' equity as of June 30, 2002 was $56.3 million, compared to $51.4 million, $42.9 million and $35.1 million as of December 31, 2001, 2000 and 1999, respectively. The primary sources of increases in capital have been retained earnings and relatively nominal proceeds from the exercise of employee and/or director stock options. Stockholders' equity is also affected by increases (decreases) in unrealized losses on securities classified as available-for-sale. The Bank is committed to maintaining capital at a level sufficient to assure shareholders, customers and regulators that the Bank is financially sound and able to support its growth from its retained earnings. Since inception, the Bank has been reinvesting its earnings into its capital in order to support the Bank's continuous growth through the payment of stock rather than cash dividends. The Bank is subject to risk-based capital regulations adopted by the federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance sheet exposures. The risk-based capital guidelines assign risk weightings to assets both on and off-balance sheet and place increased emphasis on common equity. According to the regulations, institutions whose Tier I capital risk based capital ratio, total risk based capital ratio and leverage ratio meet or exceed 6%, 10%, and 5%, respectively, are deemed to be "well capitalized." Based on these guidelines, the Bank's Tier 1 and total risk based capital ratios as of June 30, 2002 were 10.86% and 12.02%, respectively, compared to 11.60% and 12.85%, respectively, as of December 31, 2001; 13.50% and 14.76%, respectively, as of December 31, 2000; and 15.13% and 16.40%, respectively as of December 31, 1999. The Bank's leverage ratios were 8.78% as of June 30, 2002, compared to 9.07%, 9.87% and 10.32% as of December 31, 2001, 2000 and 1999, respectively. The Bank's capital ratios as of December 31, 2001 were lower than those as of December 31, 2000 due to the Bank's repurchase of $1.3 million or 143,000 shares of its common stock at an average price of $9.54 per share pursuant to a stock repurchase program in 2001, coupled with asset growth of approximately 29.8% in 2001, offset by the full retention of the $7.8 million of net earnings recognized. All of the Bank's capital ratios were well above the minimum regulatory requirements for a "well capitalized" institution. However, the Bank was categorized as "adequately capitalized" as of December 31, 2001 under the regulatory framework for prompt corrective action, since the Bank was subject to a cease and desist order (the "Order") issued by the FDIC on November 30, 2001, relating to Bank Secrecy Act compliance deficiencies. The FDIC lifted the Order on April 9, 2002 and the Bank has been categorized as" Well Capitalized," since that date. (See "SUPERVISION AND REGULATION -- Capital Adequacy Requirements;" "Note 16 -- Regulatory Matters" in Notes to Financial Statements; and "LEGAL PROCEEDINGS.")

Impact of Inflation


         The impact of inflation on a financial institution differs significantly from such impact on other companies. Banks, as financial intermediaries, have assets and liabilities that tend to move in concert with inflation both as to interest rates and value. This is especially true for the Bank, which has a high percentage of interest rate-sensitive assets and liabilities. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity gap. The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital. (See " -- Market Risk/Interest Rate Risk Management".) Inflation has been moderate for the last several years and has had little or no effect on the financial condition and results of operations of the Bank during the periods covered in this Proxy statement/prospectus.


                               Financial Condition

Summary


         Since January 1, 1999 the Bank has experienced significant growth in total assets, loans and deposits. Total assets increased to $656.9 million as of June 30, 2002, compared to $586.7 million, $451.8 million, and $353.6 million as of December 31, 2001, 2000 and 1999, respectively, representing a total increase during this period of 70.9%. Total loans, net of unearned fees and the allowance for loan losses, increased to $440.9 million as of June 30, 2002, compared to $372.0 million, $302.6 million, and $230.6 million as of December 31, 2001, 2000 and 1999, respectively, representing a total increase during this period of 74.4%. Total deposits increased to $589.0 million as of June 30, 2002, compared to $525.4 million, $397.5 million, and $310.7 million as of December 31, 2001, 2000 and 1999, respectively, representing a total increase during this period of 89.6%.


Loan Portfolio

          The Bank's loan portfolio represents the largest single portion of invested assets, substantially greater than the investment portfolio or any other asset placement category. The quality and diversification of the Bank's loan portfolio are important considerations when reviewing the Bank's results of operations.


         As of June 30, 2002, gross loans represented 68.3% of total assets, compared to 64.6%, 68.7%, and 67.3% as of December 31, 2001, 2000 and 1999,
respectively. The ratio of loans to total assets had decreased by 4.1% to 64.6% as of December 31, 2001 compared to 68.7% and 67.3% as of December 31, 2000 and 1999, respectively, but increased to 68.3% as of June 30, 2002, to a level more commensurate with the previous ratios. The decrease in the ratio as of December 31, 2001, resulted from Management's efforts to control lending practices due to merger discussions with another financial institution in May 2001 and more stringent underwriting practices in consideration of uncertain economic and market conditions during 2001. The ratio rebounded during the first six months of 2002 with Management's renewed strategic plans, including the hiring of experienced lenders from mainstream banks, and a positive economic outlook announced during the first six months of 2002. The Loan Distribution table below reflects the gross and net amounts of loans outstanding as of June 30, 2002 and 2001 and as of December 31 for each year from 1997 to 2001.

         Loan balances increased by more than 174.0% or $240.8 million from December 31, 1997 to December 31, 2001, and by an additional $69.7 million or 18.4% in the first six months of 2002, with a major portion of the loan volume increases occurring since January 1, 1999. These increases have resulted from the focused lending practices since the current President, Seon Hong Kim joined the Bank in September 1998, with targeted marketing campaigns designed to achieve balanced growth in all principal loan categories, after undergoing aggressive collection efforts and resolving and/or charging off its outstanding problem loans in 1997 and 1998.



         As of June 30, 2002, no single industry or business category represented more than 10% of the loan portfolio. The Bank also monitors the diversification of collateral of the real estate loan portfolio by area, by types of building and by the type of building usage.

         The following table sets forth the composition of the Bank's loan portfolio as of the dates indicated:


                           Loan Portfolio Composition

                                                                       As of June 30,
                                                         -----------------------------------------
                                                                 2002                 2001
                                                         --------------------- -------------------
                                                                     Percent              Percent
                                                           Amount    of Total    Amount   of Total
                                                           ------    --------    ------   --------
         Real estate:
               Construction ..........................   $ 18,713       4.17%  $  4,833      1.44%
               Commercial/1/ .........................    199,672      44.48    138,625     41.29
         Commercial :
               Korean Affiliate Loans ................      8,987       2.00      7,501      2.23
               Other commercial loans ................     87,515      19.50     83,958     25.01
         Consumer ....................................     37,030       8.25     33,006      9.83
         Trade finance :/2/ ..........................
               Korean Affiliate Loans ................      1,862       0.41        238      0.07
               Other trade finance loans .............     31,626       7.05     31,038      9.24
         SBA .........................................     63,200      14.08     34,716     10.34
         Other/3/ ....................................        265       0.06      1,816      0.54
                                                         --------    --------  --------   --------
                  Total gross loans ..................   $448,870     100.00%  $335,731    100.00%
                                                         ========    ========  ========   ========
         Less:
               Allowance for loan losses .............     (5,873)               (6,805)
               Deferred loan fees ....................       (469)                 (468)
               Discount on SBA loans retained ........     (1,665)                 (610)
                                                         --------              --------
                  Total net loans ....................   $440,863              $327,848
                                                         ========              ========



                                                                           As of December 31,
                                    ------------------------------------------------------------------------------------------------
                                         2001                 2000               1999                1998                1997
                                    -------------------- ----------------- -------------------- ------------------ -----------------
                                               Percent            Percent           Percent              Percent            Percent
                                      Amount   of Total   Amount  of Total  Amount  of Total    Amount  of Total   Amount  of Total
                                      ------   --------   ------  --------  ------  --------    ------  --------   ------  --------
                                                                        (Dollars in Thousands)
Real estate:
     Construction ................  $  12,851      3.39% $  1,276     0.41% $  3,605    1.51%  $      -     0.00% $      -     0.00%
     Commercial/1/ ...............    161,670     42.64   114,284    36.84    87,054   36.57     42,475    31.73    40,198    29.05
Commercial:
     Korean Affiliate Loans ......      8,654      2.28    11,226     3.62     9,251    3.89         18     0.01        24     0.02
     Other commercial loans ......     87,076     22.97    80,073    25.81    60,778   25.54     35,151    26.27    48,645    35.15
Consumer .........................     35,128      9.26    27,665     8.92    15,357    6.45      5,623     4.20     6,986     5.05
Trade finance /2/ ................
     Korean Affiliate Loans ......      1,912      0.50       548     0.18       301    0.13        488     0.36       210     0.15
     Other trade finance loans ...     24,918      6.58    34,294    11.05    36,791   15.45     29,473    22.03    25,736    18.60
SBA  ..............................    46,955     12.38    39,116    12.61    22,179    9.74     19,552    14.61    15,682    11.33
Other/3/ .........................         22      0.00     1,746     0.56     1,751    0.73      1,065     0.79       919     0.65
                                    ---------  --------  -------- --------  -------- -------   -------- --------  -------- --------
        Total gross loans ........  $ 379,186    100.00% $310,228   100.00% $238,066  100.00%  $133,845   100.00% $138,400   100.00%
                                    ---------  ========  -------- ========  -------- =======   -------- ========  -------- ========

Less: Allowance for loan losses ..     (5,540)             (6,633)            (6,561)            (4,943)            (5,014)
      Deferred loan fees .........       (463)               (398)              (387)              (105)              (249)
      Discount on SBA loans
       retained ..................     (1,139)               (574)              (492)              (275)              (212)
                                    ---------            --------           --------           --------           --------
         Total net loans .........  $ 372,044            $302,624           $230,626           $128,522           $132,925
                                    =========            ========           ========           ========           ========


         Commercial Loans Secured by Real Estate. Real estate lending involves risks associated with the potential decline in the value of underlying real estate collateral and the cash flow from income producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other governmental and other policies affecting real estate holdings, environmental conditions, governmental and other use restrictions, development of competitive properties, and increasing vacancy rates. The Bank's dependence increases the risk of loss both in the Bank's loan portfolio and with respect to any other real estate owned when real estate values decline.

         The Bank offers commercial real estate loans secured by industrial buildings, retail stores, or office buildings, where the property's repayment source generally comes from tenants or businesses that fully or partially occupy the

____________________________

/1/ Real estate commercial loans are loans secured by first deeds of trust on real estate.

/2/ Includes commitments secured by standby letters of credit.

/3/ Consists predominantly of transactions in process and overdrafts.

building. When real estate collateral is owner-occupied, the value of the real estate collateral must be supported by a formal appraisal in accordance with applicable regulations , subject to certain exceptions. The majority of the properties securing these loans are located in Los Angeles and Orange Counties.

     The Bank has established general underwriting guidelines for commercial property real estate loans requiring a maximum loan-to-value (LTV) ratio of 70%. The Bank's underwriting policies also generally require that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.25:1 for investor-owned property. Additionally, for owner-occupied properties, the Bank expects additional debt service capacity from the business itself. As additional security, the Bank generally requires personal guarantees when commercial real estate loans are extended to corporations, limited partnerships, and other legal entities.

     Commercial real estate loans are in all cases secured by first deeds of trust, generally for terms extending no more than seven years, and are amortized over periods of up to 25 years. The majority of the commercial real estate loans currently being originated contain interest rates tied to the Bank's prime rate that adjusts with changes in the national prime rate. The Bank also extends commercial real estate loans with fixed rates.

     Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Repayment of such loans may therefore be affected by adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the properties securing the loans. The Bank generally obtains loan guarantees from financially capable parties. The Bank's lending personnel inspect substantially all of the properties collateralizing the Bank's real estate loans before such loans are made.


     As of June 30, 2002, commercial real estate loans totaled $199.7 million, representing 44.5% of total loans, compared to $161.7 million, $114.3 million and $87.1 million or 42.6%, 36.8% and 36.6% of total loans as of December 31, 2001, 2000 and 1999, respectively. The increase in the percentage of commercial real estate loans resulted from Management's efforts to promote this segment of the portfolio, as such loans involve a somewhat lesser degree of risk than certain other loans in the portfolio due the nature and value of the collateral. The percentage of such loans has increased even more substantially compared to December 31, 1997, when such loans represented only 29.1% of total loans.


     Real Estate Construction Loans. The Bank finances the construction of various projects within the Bank's market area, including motels, industrial buildings, tax-credit low income apartment complexes and single-family residences. The future condition of the local economy could negatively impact the collateral values of such loans.

     The Bank's construction loans typically have the following characteristics:
(i) maturity of two years or less; (ii) a floating interest rate based on the Bank's Prime rate; (iii) advance of anticipated interest cost during construction; (iv) advance of fees; (v) first lien position on the underlying real estate; (vi) loan to value ratio of 65%; and (vii) recourse against the borrower or guarantor in the event of default.

     The Bank does not typically commit to making permanent loans on such properties unless the permanent loans are government guaranteed loans. The Bank does not participate in joint ventures or make equity investments in connection with its construction lending.

     Construction loans involve additional risks compared to loans secured by existing improved real property. These risks include the following: (i) the uncertain value of the project prior to completion; (ii) the inherent uncertainty in estimating construction costs, which is often beyond the control of the borrower; (iii) construction delays and cost overruns; and (iv) the difficulty in accurately evaluating the market value of the completed project.

     As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than on the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of and accrued interest on the loans, as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. The Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. Among other things, qualified and bonded third parties are engaged to provide progress reports and recommendations for construction disbursements. No assurance can be given that these procedures will prevent losses arising from the risks described above.


     As of June 30, 2002, real estate construction loans totaled $18.7 million, representing 4.2% of total loans, compared to $12.9 million, $1.3 million and $3.6 million or 3.4%, .4%, and 1.5% of total loans as of December 31, 2001, 2000, and 1999, respectively. The Bank began originating real estate construction loans in 1999; the gradual increase in the percentage of real estate construction loans since then resulted from Management's efforts to promote this segment of the portfolio as the Bank hired experienced lenders, enhanced lending criteria, and participated in portions of real estate construction loans to limit the Bank's exposure by sharing the risk with other participating banks.


     Commercial Business Loans. The Bank offers commercial loans for intermediate and short-term credit. Commercial loans may be unsecured, partially secured or fully secured. The majority of the originations of commercial loans are in Los Angeles County and Orange County, in the state of California. The Bank originates commercial business loans to facilitate term working capital and to finance business acquisitions, fixed asset purchases, accounts receivable and inventory financing. These term loans to businesses generally have terms of up to five years, have interest rates tied to the Bank's Prime rate, and may be secured in whole or in part by owner-occupied real estate or time deposits at the Bank. For a term loan, the Bank typically requires monthly payments of both principal and interests. In addition, the Bank grants commercial lines of credit to finance accounts receivable and inventory on a short-term basis, usually one year or less. Short-term business loans are generally intended to finance current transactions and typically provide for principal payments with interest payable monthly. The Bank requires a complete re-analysis before considering any extension. The Bank finances primarily small and middle market businesses in a wide spectrum of industries. In general, it is the Bank's intent to take collateral whenever possible regardless of the purpose of the loan. Collateral may include liens on inventory, accounts receivable, fixtures and equipment and in some cases leasehold improvements and real estate. As a matter of policy, the Bank generally requires all principals of a business to be co-obligors on all loan instruments, and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only the debt with the Bank but also all outstanding business debt, exclusive of collateral, on the basis of historical earnings or reliable projections.

     Commercial loans typically involve relatively large loan balances and are generally dependent on the businesses' cash flows and thus may be subject to adverse conditions in the general economy or in specific industry.


     As of June 30, 2002 commercial business loans totaled $96.5 million, representing 21.5% of total gross loans. Commercial business loans totaled $95.7 million, $91.3 million and $70 million for the years ended December 31, 2001, 2000 and 1999, respectively, representing 25.3%, 29.4% and 29.4% of total loans. The decrease in the percentage of commercial business loans resulted from Management's decision to de-emphasize this segment of the portfolio, as such loans involve a higher degree of risk than certain other loans in the portfolio. The percentage of such loans has decreased even more substantially compared to December 31, 1997, when such loans represented 35.2% of total loans.

     Trade Finance Loans. For the purpose of financing overseas transactions, the Bank provides short term trade financing to local borrowers in connection with the issuance of letters of credit to overseas suppliers/sellers. In accordance with these letters of credit, the Bank extends credit to the borrower by providing assurance to the borrower's foreign suppliers that payment will be made upon shipment of goods. Upon shipment of goods, and when the foreign suppliers negotiate the letters of credit, the borrower's inventory is financed by the Bank under the approved line of credit facility. The underwriting procedure for this type of credit is the same as for commercial business loans. As of June 30, 2002, trade finance loans totaled $33.5 million, representing 7.5% of total loans, compared to $26.8 million, $34.8 million and $37.1 million or 7.1%, 11.2% and 15.6% as of December 31, 2001, 2000 and 1999, respectively.
The decrease in the percentage of trade finance loans as a percentage of total loans resulted from the Bank adopting more stringent underwriting criteria concerning trade finance loans to limit the Bank's exposure to the Korean economy. The percentage of such loans has decreased even more substantially compared to December 31, 1998, when such loans represented 22.4% of total loans.

     Small Business Administration (SBA) Loans. The Bank has offered SBA loans since 1989, providing financing for various purposes for small businesses under guarantee of the Small Business Administration, a federal agency created to provide financial assistance for small businesses. The Bank is a Preferred SBA Lender with full loan approval authority on behalf of the SBA. It also participates in the SBA's Export Working Capital Program (EWCP). SBA loans consist of both real estate and business loans. The SBA guarantees on such loans currently range from 75% to 80% of the principal and accrued interest. Under certain circumstances, the guarantee of principal and interest may be less than 75%. In general, the guaranteed percentage is less than 75% for loans over $1.0 million. The Bank typically requires that SBA loans be secured by first or second lien deeds of trust on real property. SBA loans have terms ranging from 7 to 25 years depending on the use of proceeds. To qualify for an SBA loan, a borrower must demonstrate the capacity to service and repay the loan, exclusive of the collateral, on the basis of historical earnings or reliable projections.


     As of June 30, 2002, $51.0 million, or 80.8% of total SBA loans, net of participations sold, were real estate loans secured by deeds of trust on industrial buildings or retail stores. During the first six months of 2002, and for the year ended December 31, 2001, the Bank generated $29.6 million, and $48.0 million, respectively, in SBA loans. The Bank sells some portion of the guaranteed portion of the SBA loans it originates. The Bank sold $15.2 million in the first six months of 2002, $23.1 million in 2001, $5.6 million in 2000 and $6.1 million in 1999. When the Bank sells SBA loans, it generally retains the obligations to repurchase the loans for 90 days after the sale, in the event the loans fail to comply with representations and warranties given by the Bank, which historically has never happened. It retains the obligation to service the loans, for which it receives a servicing fee. As of June 30, 2002, the Bank was servicing $36.4 million of sold SBA loans, compared to $33.6 million and $20.6 million as of December 31, 2001 and 2000, respectively.


     Consumer Loans. Consumer loans, also termed loans to individuals, are extended for a variety of purposes. Most are to finance the purchase of automobiles. Other consumer loans include secured and unsecured personal loans, home equity lines, overdraft protection loans, and unsecured lines of credit. The Bank grants a small portfolio of credit card loans, mainly to the owners of its corporate customers. Management assesses the borrower's ability to repay the debt through a review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of value of the security, if any, to the proposed loan amount. The Bank generally makes these loans in amounts of 80% or less of the value of collateral. An appraisal is obtained from a qualified real estate appraisal for substantially all loans secured by real estate. Most of the Bank's consumer loans are repayable on an installment basis.


     Consumer loans are generally unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, because the collateral is more likely to suffer damage, loss or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, the collection of loans to individuals is dependent on the borrower's continuing financial stability, and thus is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, various federal and state laws, including federal and state bankruptcy and insolvency laws, often limit the amount which lender can recover on consumer loans. Consumer loans may also give rise to claims and defense by consumer loan borrowers against the lender on these loans, such as the Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller or the underlying collateral. Consumer loans represented 8.3% of total loans as of June 30, 2002, compared to 9.3% as of December 31, 2001. Automobile loans form the largest component of consumer loans, representing 81.3% and 81.6% of total consumer loans as of June 30, 2002 and December 31, 2001.


     Off-Balance Sheet Commitments. As part of its service to its small to medium sized business customers, the Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be in the form of revolving lines of credit for seasonal working capital needs. However, these commitments may also take the form of standby letters of credit and commercial letters of credit. Commercial letters of credit facilitate import trade. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The following tables set forth the amounts and commitment expiration or payment due dates by period for all such obligations as of June 30, 2002:


                          Other Commercial Commitments


                                                                As of June 30, 2002
                                                            Commitments Expiring Within
                                           -------------------------------------------------------------------
                                          Less than 1 year    1-3 Years    4-5 Years    After 5 Years     Total
                                          ----------------    ---------    ---------    -------------     -----
                                                                    (Dollars in Thousands)
Other commercial commitments:
     Loans .............................    $   37,595         $   402      $     -       $       -      $ 37,997
     Standby letters of credit .........         3,153             311            -               -         3,464
     Letters of credit .................        14,082           6,106            -               -        20,188
                                            ----------         -------      -------       ---------      --------
        Total commercial commitments ...    $   54,830         $ 6,819      $     -       $       -      $ 61,649
                                            ==========         =======      =======       =========      ========


     Loans Involving Country Risk. The Bank has historically made three types of credit extensions involving direct exposure to the Korean economy: commercial loans to U.S. affiliates/subsidiaries/branches of companies located in South Korea, acceptances with Korean banks, and standby letters of credit issued by Korean banks. In certain instances, standby letters of credit issued by Korean banks support the loans made to the U.S. affiliates or branches of Korean companies, to which the Bank has extended loans. In addition, the Bank makes certain loans including indirect exposure to the economies of South Korea as well as other Pacific Rim countries, as discussed at the end of this section.


     The following table sets forth the amounts of outstanding balances in the above three categories for South Korea:


               Loans and Commitments Involving Korean Country Risk



                                                         As of June 30,                        As of December 31,
                                                      ---------------------  -----------------------------------------------------
                                                         2002       2001        2001        2000        1999     1998       1997
                                                                       (Dollars in Thousands)
 Commercial Loans and trade finance loans
  to U.S. affiliates or branches of Korean
  companies/1/ ....................................   $ 10,849   $  7,739    $ 10,566    $ 11,774    $  9,551   $   507   $   252
Acceptances with Korean banks .....................          -         84           -          86       4,929     3,963       156
Standby letters of credit
  issued by Korean banks ..........................     10,870      6,568       8,160      12,301       8,475        50     2,550
                                                      --------   --------    --------    --------    --------   -------   -------
         Total ....................................   $ 21,719   $ 14,391    $ 18,726    $ 24,161    $ 22,955     4,520   $ 2,958
                                                      ========   ========    ========    ========    ========   =======   =======



     As of June 30, 2002, loans involving direct exposure to the Korean economy totaled $21.7 million, representing 4.8% of total loans, compared to $18.7 million, $24.2 million, and $23.0 million or 4.9%, 7.8%, and 9.6% of total loans as of December 31, 2001, 2000, and 1999, respectively. The Bank's level of loans involving such exposure


_____________________________


/1/ In addition, the Bank had unfunded commitments for loans to U.S. affiliates or branches of Korean companies in the amounts of $2.8 million and $4.8 million as of June 30, 2002 and 2001, respectively, and $1.8 million, $6.7 million and $3.1 million as of December 31, 2001, 2000 and 1999, respectively.

has decreased since December 31, 2000 due to a combination of reduction in demand since that time and strengthened underwriting requirements for such loans. Accordingly, some standby letters of credit which involved a higher degree of credit risk were paid off upon maturity instead of being renewed. As of June 30, 2002, the increase of $3.0 million or 16.0% was primarily due to an increase in standby letters of credit, which were $10.9 million or 2.1% of total loans and commitments as of June 30, 2002, compared to $8.2 million or 2.2% of total loans as of December 31, 2001 and $12.3 million or 4.0% of total loans and commitments as of December 31, 2000. As of June 30, 2001, Korean Affiliate Loans decreased 34.3% to $7.7 million from $11.8 million as of December 31, 2000 primarily due to the temporary paydown of one revolving line of credit, which line was subsequently drawn down again during the first six months of 2002.

     In addition to the loans included in the above table which involve direct exposure to the Korean economy, the Bank also makes loans to many business customers in the import or export business whose operations are indirectly affected by the economies of various Pacific Rim countries. As of June 30, 2002, loans outstanding involving indirect country risk totaled $40.4 million, or 9.0% of the Bank's total loans. As of June 30, 2002, loans and unused commitments involving indirect country risk totaled $81.7 million, or 16.0% of total loans and unused commitments. Approximately 77.4% of such loans and commitments were loans or commitments to businesses which import goods from Pacific Rim countries and the remaining 22.6% were loans or commitments to business which export goods to Pacific Rim countries. The primary manner in which adverse changes in the economic conditions in the relevant Pacific Rim countries would affect such business customers is a decrease in the volume in their respective businesses. As a result the Bank's volume of such loans would tend to decrease due to lower demand. Of the total loans outstanding and unused commitments involving indirect country risk, approximately 56.0% involve borrowers doing business with Korea, with the remaining percentages to other individual Pacific Rim countries being relatively small in relation to the total indirect loans involving country risk. As a result, with the exception of Korea, the Bank does not believe it has significant indirect country risk exposure to any other specific Pacific Rim country. The Bank limits its risk to export loans by participating in the state and federal agency support export programs such as the Export Working Capital Program (EWCP) and the California Export Finance Office (CEFO), which guarantee 70-90% of the export loans. It is also the Bank's requirement that all export receivables are supported by Letters of Credit (L/C) issued by established creditworthy commercial banks. With regard to import loans, the Bank only lends to U.S. Domestic business entities whose operators would be impaired more by fluctuations to the U.S. economy than the economic conditions of Pacific Rim countries from which they import. As part of its loan loss allowance methodology, the Bank assigns one of three rating factors to borrowers in these businesses, depending upon the perceived degree of indirect country risk and allocates an additional amount to the allowance to reflect the potential additional risk from such indirect exposure to the economies of those foreign countries. (See "- Allowance for Loan Losses - Allowance for Country Risk Exposure.")

     Loan Maturities and Sensitivity to Changes in Interest Rates. The following table shows the maturity distribution and repricing intervals of the Bank's outstanding loans as of June 30, 2002. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined interest rates. The table includes non-accrual loans of $1.6 million, and excludes unearned income and deferred fees totaling $469,000.


                     Loan Maturities and Repricing Schedule


                                                          As of June 30,  2002
                                           -------------------------------------------------
                                                         After One
                                            Within One   But Within    After Five
                                               Year      Five Years      Years       Total
                                            ----------   ----------    ----------    -----
                                                          (Dollars in Thousands)
Real estate:
   Construction .........................   $  17,141    $    1,572    $        -   $  18,713
   Commercial ...........................       6,198        53,443       137,031     199,672
Commercial ..............................      61,700        28,583         6,219      96,502
Consumer ................................       2,820        34,163            47      37,030
Trade finance/1/ ........................      33,488             -             -      33,488
SBA .....................................          10         1,337        61,853      63,200
Other/2/ ................................         265             -             -         265
                                            ---------    ----------    ----------   ---------
         Total ..........................   $ 121,622    $  122,098    $  205,150   $ 448,870
                                            =========    ==========    ==========   =========
Loans with variable
     (floating) interest rates ..........   $  98,131    $   75,914    $  176,297   $ 350,342
                                            ---------    ----------    ----------   ---------
Loans with predetermined
     (fixed) interest rates .............   $  23,491    $   46,184    $   28,853   $  98,528
                                            ---------    ----------    ----------   ---------


Nonperforming Assets

     Nonperforming assets are comprised of loans on nonaccrual status, loans 90 days or more past due but not on nonaccrual status, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and OREO (Other Real Estate Owned). Management generally places loans on non-accrual status when they become 90 days past due, unless they are both fully secured and in process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms, where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of real property acquired through foreclosure or similar means that Management intends to offer for sale.

_____________________
/1/ Includes commitments secured by standby letters of credit and loans to subsidiaries of Korean companies and companies with guarantees by a parent company in South Korea.

/2/ Consists predominantly of overdrafts and transactions in process.

     Management's classification of a loan as nonaccrual or restructured is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan. At this point, the Bank stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but unpaid. If the loan deteriorates further due to a borrower's bankruptcy or similar financial problems, unsuccessful collection efforts or a loss classification by regulators or auditors, the remaining balance of the loan is then charged off. These loans may or may not be collateralized, but collection efforts are continuously pursued.


         Nonperforming loans as a percentage of total loans were 0.36% as of June 30, 2002 and 0.39% and 0.41% as of December 31, 2001 and 2000,
respectively. As of June 30, 2001 nonperforming assets had increased by 447.9% or $5.7 million to $7.0 million, from $1.3 million as of December 31, 2000 primarily due to two loans totaling $3.2 million which Management had placed on nonaccrual status during the first six months of 2001; one loan was fully paid off by December 31, 2001 and the other loan was acquired as an OREO and sold for a $195,000 gain as of December 31, 2001. In addition, certain of the loans which were nonperforming as of June 30, 2001 were fully paid off, but others were included in the $2.3 million in net charge-offs during 2001 (see "- Allowance for Loan Losses").



     When the Bank acquires OREO, it records it at the lower of its carrying value or its fair value less anticipated disposal costs. Any write-down of OREO is charged to earnings. As of December 31, 2001, the Bank had one single-family residence in OREO. This property has subsequently been sold. There was no OREO outstanding as of either June 30, 2002 or December 31, 2000.



     California Center Bank may make loans to potential buyers of OREO to facilitate the sale of OREO. In those cases, all loans made to such buyers must be reviewed under the same guidelines as those used for making customary loans, and must conform to the terms and conditions consistent with California Center Bank's loan policy. Any deviations from this policy must be specifically noted and reported to the director's loan committee. California Center Bank follows Statement of Financial Accounting Standards 66 "Accounting for Sales of Real Estate" (SFAS 66) when accounting for loans made to facilitate the sale of OREO. In accordance with paragraph 5 of SFAS 66, profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:

     .    a sale is consummated;
     . the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;
     .    the seller's receivable is not subject to future subordination; and
     . the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

     As of June 30, 2002 and December 31, 2001, California Center Bank provided loans in the amount of $480,000 and $1.3 million, respectively, to facilitate the sale of OREO resulting in a gain on sale of OREO of $85,000 and $195,000, respectively.

     The following table provides information with respect to the components of the Bank's nonperforming assets as of the dates indicated:

                              Nonperforming Assets

                                              As of June 30,                           As of December 31,
                                            -----------------       --------------------------------------------------------
                                             2002        2001        2001          2000        1999         1998       1997
                                             ----        ----        ----          ----        ----         ----       ----
                                                                        (Dollars in Thousands)
Nonaccrual loans:/1/
  Real estate:
    Construction .........................  $    -      $    -      $    -       $    -       $    -       $    -     $    -
    Commercial ...........................      70       3,441          91          368          389        2,086      3,019
  Commercial:
    Korean Affiliate Loans ...............       -         240          80            -            -            -          -
    Other commercial loans ...............     719       1,040         491          501          250          607      2,081
  Consumer ...............................      73           9         118           20            5           25        141
  Trade finance:
    Korean Affiliate Loans ...............       -           -           -            -            -            -          -
    Other trade finance loans ............     167       1,657           5          160          479            -          -
  SBA ....................................     574         593         676           74           28            -          -
  Other/2/ ...............................       -           -           -            -            -            -        151
                                            ------      ------      ------       ------       ------       ------      -----
    Total ................................   1,603       6,980       1,461        1,123        1,151        2,718      5,392
Loans 90 days or more past due
   (as to principal or interest)
  and still accruing:
    Total ................................       -           -           -            -            -            -          -
Restructured loans:/3/
  Real estate:
    Construction .........................  $    -      $    -      $    -       $    -       $    -       $    -     $    -
    Commercial ...........................       -           -           -          151          223        1,494      1,908
  Commercial:
    Korean Affiliate Loans ...............       -           -           -            -            -            -          -
    Other commercial loans ...............       -           -           -            -           41           68         34
  Consumer ...............................       -           -           -            -            3            3          -
  Trade finance:
    Korean Affiliate Loans ...............       -           -           -            -            -            -          -
    Other trade finance loans ............       -           -           -            -            -            -          -
  SBA ....................................       -           -           -            -            -            -          -
  Other/2/ ...............................       -           -           -            -            -            -          -
                                            ------      ------      ------       ------       ------       ------      -----
    Total ................................       -           -           -          151          267        1,565      1,942
                                            ------      ------      ------       ------       ------       ------      -----
Total nonperforming loans ................  $1,603      $6,980      $1,461       $1,274       $1,418       $4,283     $7,334
 Other real estate owned .................       -           -         674            -          546          250        258
                                            ------      ------      ------       ------       ------       ------     ------
Total nonperforming assets ...............  $1,603      $6,980      $2,135       $1,274       $1,964       $4,533     $7,592
                                            ======      ======      ======       ======       ======       ======     ======
Nonperforming loans as a percentage
  of total loans/4/ ......................    0.36%       2.09%       0.39%        0.41%        0.60%        3.20%      5.30%
Nonperforming assets as a percentage
  of total loans and other real
  estate owned ...........................    0.36%       2.09%       0.56%        0.41%        0.83%        3.39%      5.49%
Allowance for loan losses
  to nonperforming loans .................  366.44%      97.49%     379.19%      520.64%      462.69%      115.41%     68.35%



     The high percentages of non-performing assets as of December 31, 1997 were primarily due to the negative performance of several business and commercial real estate loans to businesses in the Southern California business market. The vast majority of these nonperforming loans were made in the early-to mid 1990's, and all of such loans were made prior to the tightening of the Bank's underwriting practices in 1998. In September 1998, when the Bank's current President was hired, Management began to implement a new focus on credit quality and an aggressive approach towards the timely identification of problem loans. Specifically, the credit department was restructured by replacing Chief Lending Officer and staff with enhanced credit experience; training procedures for lending personnel were enhanced; the underwriting department was strengthened with an experienced staff of qualified lending professionals; a new service unit was developed for timely documentation follow-up after loan origination to enhance credit risk management; and the Special Asset Group, which is responsible for the timely resolution of problem assets and the collection of charged off loans, was strengthened by the addition of more experienced personnel. In addition, during 1997, the Bank wrote off one Korean Affiliate Loan in the amount of $2.0 million, and the Bank has recovered $1.4 million on such loan as of June 30, 2002. In 1998, the negative performance of business and commercial real estate loans continued, but at a reduced level, due in part to the efforts of new management in the last quarter of 1998. By 1999, the Bank's nonperforming loans declined to much more acceptable levels and have remained at less than 1%, except as of June 30, 2001, when such non-performing loans were 2.1%.


______________________


/1/ During the six months ended June 30, 2002 and the year ended December 31, 2001, approximately $0 and $176,000, respectively, of interest income related to these loans was included in net income. Additional interest income of approximately $34,000 and $216,000, respectively, would have been recorded for the six months ended June 30, 2002 and the year ended December 31, 2001 if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.



/2/ Consists predominantly of transactions in process and overdrafts.

/3/ A "restructured loan" is one the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

/4/ Total loans are gross of the allowance for loan losses, and net of deferred fees and discount on SBA loans.

     The Bank evaluates impairment of loans according to the provisions of SFAS 114, Accounting by Creditors for Impairment of a Loan. Under SFAS No 114, loans are considered impaired when it is probable that the Bank will be unable to collect all amounts due as scheduled according to the contractual terms of the loan agreement, including contractual interest payments and contractual principal payments. Impaired loans are measured based on the present value of expected future cash flow discounted at the loan's effective interest rate or, as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell.


     As of June 30, 2002, the Bank had classified $3.6 million of its loans as impaired, compared with $2.3 million and $1.1 million as of December 31, 2001 and 2000, respectively. The specific allowance for impaired loans totaled $232,000, $112,000 and $59,000, as of June 30, 2002, December 31, 2001 and 2000,
respectively. The Bank's average recorded investment in impaired loans during the first six months of 2002, and during the years ended December 31, 2001 and 2000 were $3.5 million, $4.8 million and $1.4 million, respectively. Of these amounts, the portions actually recognized on impaired loans, on a cash basis, were $109,000, $324,000 and $137,000 during the first six months of 2002, and for the years ended December 31, 2001 and 2000, respectively.


Allowance For Loan Losses


     The allowance for loan losses reflects management's judgment of the level of allowance adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. On a quarterly basis, the Bank assesses the overall adequacy of the allowance for loan losses, utilizing a disciplined and systematic approach which includes the application of a specific allowance for identified problem loans, a formula allowance for identified graded loans, an allocated allowance for large groups of smaller balance homogenous loans, and an allocated allowance for country risk exposure.

     Allowance for Specifically Identified Problem Loans. A specific allowance is established for impaired loans in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The specific allowance is determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, California Center Bank may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, California Center Bank measures impairment based on the fair value of the collateral when it's determined that foreclosure is probable.

     Formula Allowance for Identified Graded Loans. Non-homogenous loans such as commercial real estate, construction, commercial business, trade finance and SBA loans that are not subject to the allowance for specifically identified loans discussed above are reviewed individually and subject to a formula allowance. The formula allowance is calculated by applying loss factors to outstanding pass, special mention, substandard and doubtful loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not identified with specific loan. In determining the formula allowance, we rely on a mathematical calculation that incorporates a twelve-quarter rolling average of historical losses. In order to reflect the impact of recent events, the twelve-quarter rolling average has been weighted. Loans risk rated pass, special mention and substandard for the most recent three quarters are adjusted to an annual basis as follows:

     .    the most recent quarter is weighted 4/1;
     .    the second most recent is weighted 4/2; and
     .    the third most recent is weighted 4/3.

     The formula allowance may be further adjusted to account for the following qualitative factors:

     . changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;
     . changes in national and local economic and business conditions and developments, including the condition of various market segments;
     .    changes in the nature and volume of the loan portfolio;
     . changes in the experience, ability, and depth of lending management and staff;
     . changes in the trend of the volume and severity of past due and classified loans, and trends in the volume of nonaccrual loans and troubled debt restructurings, and other loan modifications;
     . changes in the quality of our loan review system and the degree of oversight by the Directors;
     . the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and
     . the effect of external factors such as competition and legal and regulatory requirements on the level of estimated losses in our loan portfolio.

     Allowance for Large Groups of Smaller Balance Homogenous Loans. The portion of the allowance allocated to large groups of smaller balance homogenous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller balance homogenous loans consist of consumer loans to individuals. The allowance for groups of performing loans is based on historical losses over a three year period. In determining the level of allowance for delinquent groups of loans, we classify groups of homogenous loans based on the number of days delinquent

     Allowance for Country Risk Exposure. The allowance for country risk exposure is based on an estimate of probable losses relating to both direct exposure to the Korean economy, and indirect exposure to the economies of various Pacific Rim countries. The exposure is related to trade financing loans made to support export/import business between U.S. and Korea, Korean Affiliate Loans, and certain loans to local U.S. business that are supported by stand by letters of credit issued by Korean banks. As with the credit rating system, we use a country risk grading system under which risk gradings have been divided into three ranks. To determine the risk grading, the Bank evaluates loans to companies with a significant portion of their business reliant upon imports or exports to Pacific Rim countries. The Bank then analyzes the degree of dependency on business, suppliers or other business areas dependent upon such countries and applies an individual rating to the credit. The Bank provides an allowance for country risk exposure based upon the rating of dependency. Most of the Bank's business customers whose operations are indirectly affected by the economies of such countries in the import or export business. As part of its methodology, the Bank assigns one of three rating factors (25, 50 or 75 basis points) to borrowers in these businesses, depending upon the perceived degree of indirect exposure to such economies. The "country risk exposure" factor reflected in the table below is in addition to the allowance for such loans which is already reflected in the formula allowance. This factor takes into account both the direct risk on the loans included in the "Loans Involving Country Risk" table above, and the loans to import or export businesses involving indirect exposure to the Korean economy.

     The process of assessing the adequacy of the allowance for loan losses involves judgmental discretion, and eventual losses may therefore differ from even the most recent estimates.

          Further, the Bank's independent loan review consultants, as well as the Bank's external auditors, the FDIC and the California Department of Financial Institutions review the allowance for loan losses as an integral part of their examination process.


          The following table sets forth the composition of the allowance for loan losses as of June 30, 2002 and 2001, and December 31, 2001, 2000, 1999, 1998 and 1997, respectively:

                    Composition of Allowance for Loan Losses

                                             As of June 30,                 As of December 31,
                                           ------------------  ----------------------------------------------
                                            2002       2001     2001     2000     1999      1998       1997
                                            ----       ----     ----     ----     ----      ----       ----
Specific (impaired loans) ...............  $   232    $   396  $   112  $    59  $   111   $   595    $ 1,688
Formula (non-homogenous) ................    4,784      5,563    4,522    5,481    5,063     3,447      3,283
Formula (homogenous) ....................      303        295      259      254      138        78         42
Country risk exposure ...................      554        550      647      839    1,247       823          -
                                           -------    -------  -------  -------  -------   -------    -------
  Total allowance for loan losses .......  $ 5,873    $ 6,805  $ 5,540  $ 6,633  $ 6,561   $ 4,943    $ 5,013
                                           =======    =======  =======  =======  =======   =======    =======


          The table below summarizes the activity in the Bank's allowance for loan losses for the periods indicated:

                                                    Allowance for Loan Losses


                                                    As of and For the Six
                                                         Months Ended
                                                           June 30,              As of and For the Years Ended December 31,
                                                  ----------------------  ----------------------------------------------------------
                                                    2002         2001        2001        2000        1999        1998        1997
                                                    ----         ----        ----        ----        ----        ----        ----
                                                                           (Dollars in Thousands)
Balances:
   Average total loans outstanding
     during period .............................. $ 408,309   $ 322,625   $ 338,258   $ 266,765   $ 184,656   $ 137,161   $ 135,593
   Total loans outstanding
     at end of period ........................... $ 446,736   $ 334,654   $ 377,584   $ 309,256   $ 237,187   $ 133,465   $ 137,939
Allowance for Loan Losses:
   Balance before reserve
     for losses on commitments .................. $   5,497   $   6,567   $   6,590   $   6,500   $   4,876   $   4,987   $   6,340
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Reserve for losses on commitments
     to extend credit/1/ ........................ $     (43)  $      66   $      43   $      61   $      67   $      26   $      36
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Balance at beginning of period ............... $   5,540   $   6,633   $   6,633   $   6,561   $   4,943   $   5,013   $   6,376
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Charge-offs:
     Real estate
       Construction .............................         -           -           -           -           -           -           -
       Commercial ...............................         -           -         334           -           -         356         973
     Commercial:
       Korean Affiliate Loans ...................        80           -          90           -           -           -       1,984

       Other commercial loans ...................       514         449       1,398         323         238         770       1,463
     Consumer ...................................        69          13          70          27          59         205         108
     Trade finance:
       Korean Affiliate Loans ...................         -           -           -                                               -
       Other trade finance loans ................         -           -         747         906         157         251           -
     SBA ........................................        14          27         435          40           1          94         115
     Other ......................................         -           -           -           -           -           -           -
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total charge-offs ........................       677         489       3,074       1,296         455       1,676       4,643
   Recoveries:
     Real estate
       Construction .............................         -           -           -           -           -           -           -
       Commercial ...............................         -         280         243           3         186         241          49
     Commercial:
       Korean Affiliate Loans ...................       163         126         277         345         493         216           -
       Other commercial loans ...................       357         143         196         299         314         157          43
     Consumer ...................................         4           2           4          88          10           -           6
     Trade finance:                                       -           -          37         110         146           -           -
       Korean Affiliate Loans ...................         -           -           -           -           -           -           -
       Other trade finance loans ................         -           -          37         110         146           -           -
     SBA ........................................        30          10          24          23         120          21         142
     Other ......................................         -           -           -           -           -           -           -
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total recoveries .........................       553         561         781         868       1,269         635         240
   Net loan charge-offs (recoveries) ............      (124)         72       2,293         428        (814)      1,041       4,403
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Provision for loan losses ....................       500         100       1,200         500         804         971       3,040
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Balance at end of period ................... $   5,873   $   6,805   $   5,540   $   6,633   $   6,561   $   4,943   $   5,013
                                                  =========   =========   =========   =========   =========   =========   =========
Ratios:
   Net loan charge-offs to average total
     loans ......................................      0.03%      (0.02)%      0.68%       0.16%      (0.44)%      0.76%       3.25%
   Provision for loan losses to
     average total loans ........................      0.12        0.03        0.35        0.19        0.44        0.71        2.24
   Allowance for loan losses
     to gross loans at end of period ............      1.31        2.03        1.47        2.14        2.77        3.70        3.63
   Allowance for loan losses to
     to total nonperforming loans ...............    366.44       97.49      379.19      520.64      462.69      115.41       68.35
   Net loan charge-offs to allowance
     for loan losses at end of period ...........      2.10       (1.06)      41.39        6.45      (12.41)      21.06       87.83
   Net loan charge-offs to provision
     for loan losses ............................     24.72%     (71.61)%    191.08%      85.60%    (101.24)%    107.21%     144.84%


------------------------
       /1/ The reserve for losses on commitments to extend credit and letters of credit is primarily related to undisbursed funds on lines of credit. The Bank evaluates credit risk associated with the loan portfolio at the same time as it evaluates credit risk associated with commitments to extend credit and letters of credits. However, as of June 30, 2002, the reserve necessary for the commitments is reported separately in other liabilities in the accompanying statements of financial condition, and not as part of the allowance for loan losses, as presented above.

         The allowance for loan losses was $5.9 million as of June 30, 2002, compared to $5.5 million and $6.6 million as of December 31, 2001 and 2000, respectively. The Bank recorded a provision of $500,000 for the first six months of 2002. During the first six months of 2002, we charged off $677,000 and recovered $553,000, resulting in net charge-offs of $124,000. The allowance for loan losses was 1.3% of total loans as of June 30, 2002 compared to 1.5% and 2.1% as of December 31, 2001 and 2000, respectively; and 366.4% of nonperforming loans as of June 30, 2002, compared to 379.2% and 520.6% as of December 31, 2001 and 2000, respectively. The ratios have decreased since December 31, 2000 primarily due to Management's assessment of the loan portfolio given the economic environment as of December 31, 2001 and June 30, 2002. Certain qualitative risk factors used in the reserve analysis were reduced since December 31, 2000 based on Management's assessment of the economic environment as of December 31, 2001 and June 30, 2002 and the inherent risks in the loan portfolio as of December 31, 2001 and June 30, 2002.



          Management is committed to maintaining the allowance for loan losses at a level that is considered to be commensurate with estimated and known risks in the portfolio. Although the adequacy of the allowance is reviewed quarterly, management performs an ongoing assessment of the risks inherent in the portfolio. Real estate is the principal collateral for the Bank's loans. As of December 31, 2001, management believed the allowance to be adequate based on its assessment of the estimated and known risks in the portfolio; management was more confident about the Korean economy than in prior years as ratings agencies had upgraded their ratings on several Korean banks, as well as on the sovereign rating for the country of South Korea during 2001. Accordingly, management reduced the level of risk factors assigned to several components of the allowance to reflect the perceived lower risk profile of the loan portfolio, and as such, the allowance was reduced to 1.5% of total loans as of December 31, 2001, compared to 2.1% as of December 31, 2000, and represented 379.2% of nonperforming loans as of December 31, 2001, compared to 520.6% as of December 31, 2000.

          Based on the calculation and continued loan recoveries, we believe the level of allowance as of June 30, 2002 is adequate to absorb the estimated losses from any known or inherent risks in the loan portfolio and the loan growth for the quarter. However, no assurance can be given that economic conditions which adversely affect our service areas or other circumstances will not be reflected in increased provisions or loan losses in the future. The provision for loan losses in 2001, 2000 and 1999 was $1.2 million, $500,000 and $804,000 respectively. In 2001, the Bank wrote off a total of $3.1 million, compared with $1.3 million in 2000. After recoveries, net charge-offs were $2.3 million in 2001 compared to $428,000 in 2000. The biggest single charge off during 2001 was $747,000, related to a trade finance borrower whose business failed. This loan was in "other-trade finance" category and the failure of the business was not due to the effects of the Korean economy. Other write offs included two commercial loans, totaling $670,000. In addition, the Bank foreclosed on the single-family residence securing another commercial loan and wrote off $227,000, upon receipt of the appraisal of the property. While the charge-offs in 2001 were all on loans made or renewed under the Bank's current underwriting practices, significant losses nonetheless occurred due to relatively poor economic conditions which adversely affected the borrowers.

          Included in the loans charged off during 2001 was a partial charge-off of $90,000 relating to a Korean Affiliate Loan. The remaining balance on this commercial loan, $80,000, was classified as nonperforming and had an allowance of $45,000 as of December 31, 2001, with the full $80,000 remaining balance on this loan being charged-off during the first six months of 2002. No other Korean related loans were nonperforming as of December 31, 2001. In 1997, the Bank fully charged off a commercial loan of $2.0 million to a subsidiary of a Korean company, which suffered from the impact of the financial turmoil and devaluation of the Won in South Korea. In subsequent years, the Bank has recovered much of this loss: $216,000 in 1998, $493,000 in 1999, $345,000 in 2000 and $277,000 in
2001. The borrower is steadily repaying as scheduled and the Bank recovered approximately $80,000 during the first six months of 2002 from the borrower, for a total of approximately $1.4 million as of June 30, 2002.


          As of December 31, 2000, total loans increased by $72.2 million, or 30.3%, over the prior year-end, and, in its calculation of the required allowance for loan losses, the Bank slightly increased the risk factor, considering the more pessimistic outlook on the economy at the time. The Bank decreased its risk rating on relationships related to South Korea as the economy in that country was improving. At year-end the allowance for loan losses stood at $6.6 million, or 520.6% of nonperforming loans and 2.1% of total loans. The Bank wrote off loans totaling $1.3 million, of which $906,000 related to one trade finance corporate loan which had been deteriorating since 1999.

          In 1999, as the loan portfolio increased by $104.2, or 77.9% to $238.1 million at year-end 1999, the Bank's allowance for loan losses increased, from $4.9 million to $6.6 million by 32.7%. Between the two years, the quality of the portfolio improved, demonstrated by the $2.9 million reduction in nonperforming loans. At year-end 1999, the ratio of allowance to nonperforming loans had increased to 462.7%, and the ratio of the allowance to total loans had decreased to 2.8%.


          The allowance for loan losses as of December 31, 1998 was $4.9 million which was approximately same as 1997. In 1998, the Bank incurred charge offs totaling $1.7 million, of which 45.9% was related to commercial loans to small to medium size retail businesses operating in Southern California, 21.2% involved commercial real estate loans for strip malls, and 15.0% or $251,000 of total charge-offs was related to one trade finance borrower involved in the export/import business. The vast majority of these charge-offs related to loans which were made in the early-to mid 1990's, and all of the charge-offs were on loans made prior to the tightening of the Bank's underwriting practices in 1998. (See " - Nonperforming Assets" above.) As of December 31, 1998, nonperforming assets declined 40.3% to $4.5 million compared to 1997, primarily due to the decrease in nonaccrual loans of $2.7 million resulting in part from the efforts of new management. Only 17 loans were classified nonaccrual as of December 31, 1998 versus 54 loans classified as of December 31, 1997.

          The allowance for loan losses as of December 31, 1997 was $5.0 million. In 1997, the Bank suffered from the impact of financial turmoil and devaluation of the Won in South Korea and economic downturn of the Asian Pacific countries. The Bank wrote off a $2.0 million loan to one U.S. subsidiary of a Korean conglomerate, which suffered from this downturn. The Bank has since recovered a balance of $1.4 million from the borrower as of June 30, 2002. The remaining $2.6 million of charge offs for 1997 were mostly related to other commercial loans and commercial real estate loans which accounted for 31.5% and 20.9% of total charge offs, respectively. A significant portion of commercial loan charge-offs was related to businesses within the textile industry. 83.0% of commercial real estate loan charge-offs were on loans to commercial-industrial buildings ($455,000) and a strip mall ($317,000). Again, the vast majority of these charge-offs related to loans which were made in the early-to mid 1990's, and all of the charge-offs were on loans made prior to the improvements in the Bank's underwriting practices referred to above. As of December 31, 1997, nonperforming loans totaled $7.3 million, nonperforming assets totaled $7.6 million, and the total allowance for loan losses was $5 million. As of that same date, the allowance was 68.4% of nonperforming loans and 3.6% of total loans.

     Allocation of Allowance for Loan Losses

         The allocated allowance for construction loans increased 288.7% or $153,000 to $206,000 as of June 30, 2002 compared to $53,000 as of June 30,
     2001. The increase was primarily due to growth in volume relating to the origination of construction loans. The allocated allowance for construction loans increased 564.0% or $141,000 to $166,000 as of December 31, 2001 primarily due to growth in loan volume. Construction loans represented 3.4% of the total loan portfolio as of December 31, 2001 compared to 0.4% as of December 31, 2000.

         The allocated allowance for real estate commercial loans increased 25.1% or $461,000 to $2.3 million as of June 30, 2002 compared to $1.8 million as of June 30, 2001. The increase in the allocated allowance for 2002 was due to greater loan volume. The proportion of real estate commercial loans to the total loan portfolio increased to 44.5% as of June 30, 2002 compared to 41.3% as of June 30, 2001. The increased loan volume and loan payoff for a problem loan of $1.7 million, impacted the allowance balance as of December 31, 2001, which had an allocated allowance of $2.2 million compared to $2.4 million for year ended December 31, 2000.

          As of December 31, 1999, the allocated allowance for real estate commercial loans increased 21.9% or $416,000 to $2.3 million compared to $1.9 million as of December 31, 1998. The increase was a result of commercial real estate loan volume growth, which represented 35.4% of total loans compared to 31.7% of total loans as of December 31, 1998.

          The allocated allowance for other commercial loans declined 35.5% or $913,000 to $1.7 million as of June 30, 2002 compared to $2.6 million as of June 30, 2001 due to a reduction in volume. As of December 31, 2001 the allocated allowance for other commercial loans was $1.6 million compared to $2.0 million for December 31, 2000 due to volume reduction.

          The allocated allowance for other commercial loans increased 45.7% to $1.9 million as of December 31, 1999 compared to $1.3 million as of December 31, 1998. The increase was due to a change in the risk weighting classification resulting from the California Center Bank's analysis of the historical performance of other commercial loans.

          The allowance allocation for commercial Korean Affiliate Loans increased 2,525% to $105,000 as of December 31, 2000 compared to $4,000 allocated in 1999. The increase was a result of revised risk associated with one loan collaterized by a standby letter of credit with a Korean bank, which was downgraded by Moody's Investor Services in 1999 as a result of the Korean economic turmoil in 1997.

          The allocated allowance for other trade finance loans declined 63.9% or $736,000 to $416,000 as of June 30, 2002 compared to $1.2 million as of June 30, 2001. The decrease was due to volume reduction of trade finance originations as a result of the Bank's emphasis on other loan products. Other trade finance loans represented 7.19% of total loans as of June 30, 2002, compared to 9.2% of total loans as of June 30, 2001. The allocated allowance for other trade finance loans was 7.1% of the total allowance for loan losses as of June 30, 2002. The greater proportion of the allocated allowance for other trade finance loans to the total allowance is due to its high charge off history. All of the historical charge-offs on the Bank's trade finance loans have been in the "other trade finance" area, rather than in the trade finance loans to affiliates or branches of Korean companies. The allocated allowance for other trade finance loans declined 52.5% to $389,000 as of December 31, 2001 compared to $819,000 as of December 31, 2000. The decline was a result of a change in the Bank's loan portfolio composition; other trade finance loans represented 6.6% of total loans as of December 31, 2001 compared to 11.1% of total loans as of December 31, 2000. The allocated allowance for other trade finance loans was 6.6% of total allowance for loan losses as of December 31, 2001.

          The allocated allowance for other trade finance loans as of December 31, 1999 increased 42.3% or $399,000 to $1.3 million compared to $944,000 as of December 31, 1998. The increase was a result of two trade finance loans totaling $1.7 million that were classified during 1999 as Substandard and Doubtful, requiring an additional allowance for estimated probable losses on the two credits.

          While trade finance loans may maintain a higher historical charge-off ratio compared to commercial real estate loans, the allowance balance for trade finance is lower due to the changes in the loan portfolio mix as previously discussed. Trade finance loans represented 7.5% of the total loan portfolio compared to commercial real estate loans, which represent 44.5% of the total loan portfolio as of June 30, 2002. In addition, the Bank has continued to decrease the amount of trade finance loans relative to its total loan portfolio; the percentage of trade finance loans to the total loan portfolio was 18.8%, 22.4%, 15.6%, 11.2%, 7.1%, as of December 31, 1997, 1998, 1999, 2000 and 2001, respectively.

          California Center Bank has not substantively changed any aspect of its overall approach in the determination of its allocation of allowance for loan losses in the periods discussed above. There have been no material changes in assumptions or estimation techniques in the periods discussed above that impacted the determination of the current year allowances.

          The following table provides a breakdown of the allowance for loan losses by category as of the dates indicated:


                                       Allocation of Allowance for Loan Losses


                                                                            As of June 30,
                                                            --------------------------------------------
                                                                     2002                   2001
                                                            ---------------------   --------------------
                                                                      %of Loans              %of Loans
                                                                     in Category            in Category
                                                                       to Total              to Total
               Balance at End of Period Applicable to         Amount    Loans       Amount     Loans
               --------------------------------------        -------    -----       ------     -----
                                                                      (Dollars in Thousands)
                                                             ----------------------------------------
               Real estate:
                   Construction ...................          $  206        4.17%    $   53      1.44%
                   Commercial .....................           2,301       44.48      1,840     41.29
               Commercial:
                   Korean Affiliate Loans .........             111        2.00        128      2.23
                   Other commercial loans .........           1,657       19.50      2,570     25.01
               Consumer ...........................             417        8.25        362      9.83
               Trade finance:
                   Korean Affiliate Loans .........              24        0.41          8      0.07
                   Other trade finance loans ......             416        7.05      1,152      9.24
               SBA ................................             741       14.08        692     10.34
               Other ..............................               -        0.06          -      0.54
                                                             ------      ------     ------    ------
                        Total .....................          $5,873      100.00%    $6,805    100.01%
                                                             ======      ======     ======    ======

                                                                     As of December 31,
                              ------------------------------------------------------------------------------------------------------
                                  2001               2000                1999                 1998                  1997
                              ------------------- ------------------ ------------------- --------------------  ---------------------
                                       %of Loans          %of Loans           %of Loans            %of Loans            %of Loans
      Balance at End of               in Category        in Category         in Category          in Category          in Category
           Period                       to Total           to Total            to Total             to Total             to Total
       Applicable to           Amount    Loans    Amount     Loans   Amount     Loans    Amount      Loans     Amount     Loans
      -----------------        ------    -----    ------     -----   ------     -----    ------      -----     ------     -----
                                                               (Dollars in Thousands)
Real estate:
  Construction ............    $  166     3.39%   $   25      0.41%   $   90      1.51%   $    -       0.00%   $    -      0.00%
  Commercial...............     2,156    42.64     2,416     36.84     2,319     36.57     1,903      31.73     1,697     29.05
Commercial:
  Korean Affiliate Loans           98     2.28       105      3.62         4      3.88        35       0.01         -      0.02
  Other commercial
  loans ...................     1,647    22.97     1,962     25.81     1,876     25.54     1,288      26.27     1,958     35.15
Consumer ..................       457     9.26       534      8.92       336      6.45       192       4.20       212      5.05
Trade finance:
  Korean Affiliate Loans            -     0.50         -      0.18         -      0.13         -       0.36         -      0.15
  Other trade finance
  loans ...................       389     6.58       819     11.05     1,343     15.45       944      22.03       765     18.60
SBA .......................       627    12.38       772     12.61       593      9.74       581      14.61       381     11.33
Other .....................         -     0.00         -      0.56         -      0.73         -       0.79         -      0.65
                               ------   ------    ------    ------    ------    ------    ------     ------    ------    ------
  Total ...................    $5,540   100.00%   $6,633    100.00%   $6,561    100.00%   $4,943     100.00%   $5,013    100.00%
                               ======   ======    ======    ======    ======    ======    ======     ======    ======    ======

Investment Portfolio


       The main objectives of the Bank's investment portfolio are to support a sufficient level of liquidity while providing means to manage the interest rate risk, and to generate an adequate level of interest income without taking undue risks. The investment securities portfolio carries an average maturity life of
3.0 years. The investment policy allows the Bank to invest in a variety of securities, including U.S. Treasury securities, U.S. Government securities, mortgage-backed securities, corporate debt securities, bank qualified municipal securities, asset-back securities, and others.


       The Bank is averse to taking any credit risk in the investment portfolio and maintains very restrictive policy guidelines which allow investments only in types of securities with high credit quality, such as bonds issued and/or sponsored by the U.S. government and its agencies, corporate bonds with a credit rating of either "A" or better and bank qualified local government municipal securities with a credit rating of "A2" or better or insured.

       All of the Bank's investment securities are classified as either held-to-maturity or available-for-sale. The Bank had no investment securities classified as held-for-trading for any of the reported periods. The Bank classifies securities that we have the ability and intent to hold to maturity as held-to-maturity securities. All other securities are classified as available-for-sale. The securities classified as held-to-maturity are presented net of amortized cost and available-for-sales securities are carried at their estimated fair values.


       As of June 30, 2002, investment securities totaled $118.3 million or 18.0% of total assets, compared to $109.4 million or 18.7% of total assets as of December 31, 2001; $79.5 million or 17.6% of total assets as of December 31, 2000 and $66.1 million or 18.7% of total assets as of December 31, 1999. From December 31, 2001 to June 30, 2002, the increase was the result of the purchase of $22.1 million in available for sale securities, offset by a decrease of $14.1 million in available for sale securities, primarily due to prepayments and maturities of mortgage-backed securities and collateralized mortgage obligations.

       As of June 30, 2002, available for sale securities totaled $102.5 million, compared to $94.5 million, $45.3 million and $31.9 million as of December 31, 2001, 2000 and 1999, respectively. Held-to-maturity securities were $15.8 million as of June 30, 2002, compared to $14.9 million, $34.2 million and $34.1 million as of December 31, 2001, 2000 and 1999 respectively. From December 31, 2000 to December 31, 2001, the 108.8% increase in available for sale securities and 56.4% decrease in held to maturity securities resulted from Management's decision to replace called agency securities classified as held-to-maturity to mortgage-backed securities designated as available for sale, to provide a more consistent stream of cash flows associated with the prepayments on the mortgage-backed securities. During 2001, a total of $40.5 million in agency securities were called and a total of $84.7 million in available for sale securities were purchased.

       The Bank has a sizeable investment in residential mortgage-backed securities, consisting of pass-through certificates issued by GNMA, FHLMC and FNMA. As of June 30, 2002, the carrying value of mortgage-backed securities totaled $57.7 million, or 8.8% of total assets, and consisted of $5.7 million, $29.7 million, and $22.3 million of such securities issued by GNMA, FHLMC, and FNMA, respectively. Mortgage-backed securities with a total carrying value of $32.3 million, or 27.3% of the total portfolio, had adjustable interest rates as of June 30, 2002. U.S. Government agencies, U.S. Treasury and mortgage-backed securities with a total carrying value of $24.7 million, $24.4 million and $31.0 million, respectively, were pledged to secure a deposit from the State of California, short-term borrowing lines, and an interest rate swap agreement, or were pledged for other purposes as required and permitted by law as of June 30, 2002, December 31, 2001 and 2000 respectively. Excluding securities issued by the U.S. government and its agencies, there were no investments in securities from one issuer that exceeded 10% of stockholders' equity as of June 30, 2002.

       The yield on the average investment portfolio declined 23 basis points to 5.26% as of June 30, 2002 compared to 5.49% for year ended December 31, 2001. The decline in yield is result of replacement of investment securities with lower rates due to the continued declining interest rate environment.

       The average balance of taxable securities increased by 7.1% to $85.5 million for the six months ended June 30, 2002 compared to $79.8 million for the year ended December 31, 2001. The annualized average interest rate yield declined 28 basis points to 5.37% for the six months ended June 30, 2002, compared to 5.65% for the year ended December 31, 2001, respectively. The growth in taxable securities was the result of the Bank's investing the available Funds from the new branches into taxable agency securities.

       The average balance of tax advantaged investment securities was $18.7 million for the six months ended June 30, 2002 compared to $14.0 million, $2.1 million and $2.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The growth was a result of the Bank's continuing strategy of purchasing tax advantaged investment securities for the purpose of reducing its net tax liability and net effective tax rate and improving its after tax profitability. The average yield on tax advantaged securities for the six months ended June 30, 2002 was 4.73%, the tax equivalent yield was 7.28%. The average yield on tax advantage securities for the year ended December 31, 2001 was 4.56%, and the tax equivalent yield was 7.02%.

       The following table summarizes the amortized cost, fair value and distribution of the Bank's investment securities as of the dates indicated:

                              Investment Portfolio


                                                As of June 30,                               As of December 31,
                                     -------------------------------------   ------------------------------------------------------
                                            2002               2001                2001                2000              1999
                                     -----------------   ---------- ------   ----------------    ---------------- -----------------
                                     Amortized   Fair    Amortized   Fair    Amortized  Fair     Amortized  Fair   Amortized  Fair
                                       Cost      Value     Cost      Value     Cost     Value      Cost     Value    Cost     Value
                                       ----      -----     ----      -----     ----     -----      ----     -----   ----     -----
                                                                          (Dollars in Thousands)
Available for Sale:
U. S. Treasury securities .......... $  2,107  $  2,188  $  2,142  $  2,155  $  2,125  $  2,169   $ 5,005  $ 4,998  $ 6,038   $5,949
U. S. Government agencies ..........   20,850    21,083    19,960    20,069     8,984     9,209    15,000   14,893   15,500   14,851
securities Corporate debt
securities .........................    6,537     6,686     7,555     7,635     6,546     6,629     2,006    2,001    2,017    1,978
U.S. Government agencies
  mortgage-backed securities .......   56,795    57,232    28,837    29,109    58,312    58,318    11,077   11,269    9,338    9,033
U.S. Government agencies
  collateralized mortgage
  obligations ......................    2,126     2,179    10,317    10,371     4,617     4,692    12,099   12,013        -        -
U.S. Government agencies
  asset-backed securities ..........       42        43        63        62        53        54        95       93      138      135
Government agencies
  preferred stock ..................   13,649    13,139    12,735    12,810    13,676    13,448         -        -        -        -
                                     --------  --------  --------  --------  --------  --------   -------  -------  -------  -------
    Total available for sale ....... $102,106  $102,550  $ 81,609  $ 82,211  $ 94,313  $ 94,520   $45,282  $45,267  $33,032  $31,946
                                     ========  ========  ========  ========  ========  ========   =======  =======  =======  =======
Held to Maturity:
U.S. Government agency securities .. $  9,000  $  9,355  $ 13,999  $ 14,207  $  8,999  $  9,311   $31,480  $31,329  $31,481  $30,305
U.S. Government agencies
  mortgage-backed securities .......      420       424       424       418       422       416       425      405      427      420
Municipal securities ...............    6,330     6,478     5,505     5,514     5,504     5,497     2,292    2,250    2,206    2,116
                                     --------  --------  --------  --------  --------  --------   -------  -------  -------  -------
    Total held to maturity ......... $ 15,750  $ 16,257  $ 19,928  $ 20,139  $ 14,926  $ 15,224   $34,197  $33,984  $34,115  $32,841
                                     ========  ========  ========  ========  ========  ========   =======  =======  =======  =======
     Total investment securities ... $117,856  $118,807  $101,537  $102,350  $109,239  $109,744   $79,479  $79,251  $67,147  $64,788
                                     ========  ========  ========  ========  ========  ========   =======  =======  =======  =======

       The following table summarizes, as of June 30, 2002, the maturity characteristics of the investment portfolio, by investment category. Expected remaining maturities may differ from remaining contractual maturities because obligors may have the right to prepay certain obligations with or without penalties.

                  Investment Maturities and Repricing Schedule


                                                           After One But      After Five But
                                       Within One Year   Within Five Years   Within Ten Years    After Ten Years       Total
                                       ---------------   -----------------   ----------------    ---------------    -------------
                                       Amount  Yield/7/   Amount  Yield/1/   Amount  Yield/1/   Amount   Yield/1/   Amount  Yield/1/
                                       ------  -----      ------  -----      ------  -----      ------   -----      ------  -----
                                                                          (Dollars in Thousands)
Available for Sale:
U. S. Treasury securities ..........    $    -   0.00%    $ 2,188   4.72%    $     -   0.00%    $     -    0.00%   $  2,188   4.72%
U. S. Government agencies
securities .........................     2,024   5.25      15,497   4.04       3,562   2.27           -    0.00      21,083   3.86
Corporate debt securities ..........     1,027   5.35       5,659   6.23           -   0.00           -    0.00       6,686   6.09
U.S. Government agencies
    mortgage-backed securities .....         -   0.00       5,222   5.59      16,229   5.63      35,780    5.09      57,232   5.29
U.S. Government agencies
    collateralized mortgage
obligations ........................         -   0.00       1,465   6.04           -   0.00         714    6.06       2,179   6.05
U.S. Government agencies
    asset-backed securities ........         -   0.00          43   3.48           -   0.00           -    0.00          43   3.48
Government agencies
    preferred stock/1/ .............     2,835   4.73      10,304   3.89           -   0.00           -    0.00      13,139   4.07
                                        ------            -------            -------            -------            --------
     Total available for sale ......     5,886   5.01      40,378   4.61      19,791   5.02      36,494    5.10     102,550   4.88
                                        ======   ====     =======   ====     =======   ====     =======    ====    ========   ====
Held to Maturity:
U.S. Government agency securities ..
U.S. Government agencies                 1,000   5.06       8,000   5.53           -   0.00           -    0.00       9,000   5.48
    mortgage-backed securities .....
Municipal securities/1/ ............         -   0.00           -   0.00           -   0.00         420    7.57         420   7.57
    Total held to maturity .........         -   0.00         888   3.70       4,619   4.17         823    4.29       6,330   4.08
      Total investment                   1,000   5.06       8,888   5.34       4,619   4.17       1,243    5.40      15,750   4.99
       securities ..................    $6,886   5.01%    $49,266   4.74%    $24,410   4.85%    $37,737    5.11%   $118,300   4.90%
                                        ======   ====     =======   ====     =======   ====     =======    ====    ========   ====


     Interest Earning Short Term Investments


          The Bank invests its short term excess available funds in Federal Funds sold, mostly on an overnight basis. As of June 30, 2002, December 31, 2001 and 2000, the amounts invested in this manner were $10.0 million, $33.0 million and $19.2 million, respectively. These funds averaged $22.7 million for the six months ended June 30, 2002, compared with $30.2 million and $22.2 million for the years ended December 31, 2001 and 2000, respectively. Interest earned on these funds averaged 1.67% for the first six months of 2002, 3.80% in 2001, 6.29% in 2000 and 5.02% in 1999. In
     November 2001, the Bank began investing $30.0 million in additional excess funds in a money market fund, which are available for withdrawal the next day. As of June 30, 2002, the Bank still maintained $30.0 million in this money market account, in order to facilitate the timely replacement of funds with higher rate securities, should the market rate begin to increase. As of June 30, 2002 and December 31, 2001 and 2000, the Bank had made short term interest bearing deposits in other financial institutions, totaling $100,000, $600,000 and $200,000, respectively.


     Other Investments


          In 2001, the Bank sold its investment in stock of the Federal Reserve Board, after the Bank converted its status as a member bank under the supervision of the Federal Reserve Board to become a non-member bank under the supervision of the Federal Deposit Insurance Corporation. Most state chartered banks in California similar to the Bank in asset size are non-member banks. The Bank continues to maintain an investment in the Federal Home Loan Bank, totaling $639,800 and $161,500 as of June 30, 2002 and December 31, 2001, respectively, in order to utilize a borrowing facility when needed.

          Other investments, totaling $2.7 million as of June 30, 2002, $2.7 million as of December 31, 2001 and $1 million at the end of 2000, are comprised of limited partnership interests owned by the Bank in projects of affordable housing for lower income tenants. Investments in such projects enable the Bank to obtain a Community Reinvestment credit and also Federal income tax credit, previously discussed in " - Provision for Income Taxes."


_____________

/1/Yields on tax-exempt obligations have been computed on a tax equivalent basis. 100% of earnings on municipal obligations and 70% of earnings on the preferred stock are not taxable for federal income tax purposes.

Non-Earning Assets


         Cash and due from banks, the largest component of noninterest earning assets, consisted of cash on hand, deposits with correspondent banks and deposits with the Federal Reserve Board, including average required reserves of $1.3 million. The outstanding balance of cash and due from banks was $34.0 million as of June 30, 2002 and $28.8 million, $28.7 million and $16.2 million as of December 31, 2001, 2000 and 1999, respectively. The ratio of average cash and due from banks to average total assets was 5.3%, 5.7%, 6.1% and 6.5% for the six months ended June 30, 2002 and for the years ended December 31, 2001, 2000 and 1999, respectively. The Bank maintained balances at correspondent banks to cover daily in-clearings and other activity.

         In 2001, the Bank expended $2.9 million in furniture and equipment and leasehold improvements, principally related to the opening of new branches and the relocation of its headquarters. Included in this total was approximately $1.5 million for computer related equipment. As of June 30, 2002 the Bank had $8.8 million in furniture, equipment and leasehold improvements.

Deposits

         Deposits are the Bank's primary source of funds. Total deposits as of June 30, 2002 were $589.0 million, compared to $525.4 million, $397.5 million and $310.7 million as of December 31, 2001, 2000 and 1999, respectively. Total deposit growth was 12.1% in the first six months of 2002, and 32.2% and 27.9% in 2001and 2000, respectively. The Bank's average deposits were $545.8 million for the six months ended June 30, 2002, compared to $450.3 million, $343.6 million and $269.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Average deposits therefore grew by 21.2% in the first six months of 2002, and by 31.1% and 27.6% in 2001 and 2000, respectively. The ratio of average noninterest-bearing deposits to average total deposits was 30.4%, 30.5%, 34.2% and 36.6% for the six months ended June 30, 2002 and for the years ended December 31, 2001, 2000 and 1999, respectively. The ratio of noninterest-bearing deposits to total deposits has gradually decreased during these periods, due to severe competition with other peer group banks, as well as investment companies which provide interest earning money market accounts.

         At the same time, total time deposits, which are the Bank's highest cost deposits, decreased to 48.4% of total average deposits for the first six months of 2002, compared to 50.2% for the year ended December 31, 2001, but increased from 44.7% and 39.4% of total average deposits for the years ended December 31, 2000 and 1999, respectively. However, despite these fluctuations in the mix of the various types of deposits towards an increase in higher cost deposits, the overall cost of deposits has still decreased since 2000 due to the general market decreases in interest rates, though it increased from 1999 to 2000. The Bank's average total cost of deposits was 1.84% for the six months ended June 30, 2002 compared to 3.04%, 3.38% and 2.65% for the years ended December 31, 2001, 2000 and 1999, respectively. Interest rates paid on deposits dropped during 2001 in line with prevailing market rates for similar instruments, unlike 2000, when market rates increased compared to 1999. The cost of deposits decreased further in the first six months of 2002 since many deposits were repriced to the prevailing lower market rate upon maturity. Jumbo CD's totaled $206.8 million and $171.7 million as of June 30, 2002 and December 31, 2001, respectively, accounting for 35.1% and 32.7% of total deposits at those dates. These accounts consist primarily of consumer deposits and small unincorporated businesses and deposits from the State of California. The weighted average interest rate of these deposits was 2.99% and 5.19% for the six months ended June 30, 2002 and the year ended December 31, 2001 respectively. The deposit balance with the State of California was $10.0 million both as of June 30, 2002 and December 31, 2001. Its rate was 2.15% and 2.4% as of June 30, 2002 and December 31, 2001, respectively.

         The Bank obtains its deposits primarily from the communities it serves. The Bank's deposit growth during 2001 from 26,153 accounts to 33,263 accounts at year-end was due to Management's continuing marketing efforts and competitive rates offered to increase the deposit base. In addition, the six new branches opened during 2001 and 2000 significantly contributed to the increase in the Bank's deposit base, generating approximately $104.8 million in new deposits between January 1, 2001 and June 30, 2002. The Bank is not dependent on any single depositor or group of depositors and there is no concentration in deposit ownership by one or a group of customers. However, the Bank has a growing number of customers who maintain significant balances with it. The Bank has also attracted deposits from individuals residing in South Korea, and to a lesser extent, Brazil and certain others. These deposits are primarily time deposits, and have proved to be a stable, growing source of funds for the Bank. As of June 30, 2002, total deposit balances from such foreign customers amounted to approximately $57.3 million, from approximately 1,038 customers. As of December 31, 2001, 2000 and 1999, respectively, total deposit balances from customers in South Korea and Brazil were $41.1 million, $52.0 million and $41.7 million, respectively, representing approximately 652, 739 and 632 accounts, respectively.

         In 2000, the State of California placed a time deposit of $10.0 million, repricing quarterly to semi annual basis at the Bank's election, with the Bank, secured by a pledge of certain Bank's investment securities. The Bank has been renewing the deposit upon maturity and intends to continue to do so in the future. There is no concentration in deposit ownership by one or several customers. As of June 30, 2002, the 55 depositors with the largest deposit balances made up less than 16.0% of our total deposits. The average balance per account for these customers was $1.8 million.

         The Bank has a wide variety of deposit products in order to satisfy its customers' needs, including noninterest bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and time deposits, through its branch system in order to foster retail deposit growth and to maintain its low cost of deposits. As of June 30, 2002 the Bank had $3.0 million in brokered deposits, and no brokered deposits as of December 31, 2001.

         The average rate paid on interest bearing liabilities decreased to 2.65% during the first six months of 2002, compared to 4.37% in 2001, 5.14% in 2000 and 4.17% in 1999. The steady decline in market rates, brought about by the decreases in short term rates set by the Federal Reserve Board, continued throughout 2001 and the first six months of 2002, causing the average rates paid on deposits and other liabilities to decline.


------------------
/7/Yields on tax-exempt obligations have been computed on a tax equivalent basis. 100% of earnings on municipal obligations and 70% of earnings on the preferred stock are not taxable for federal income tax purposes.

          The following tables summarize the distribution of average daily deposits and the average daily rates paid for the periods indicated:

                                Average Deposits


                                       For the Three Months Ended June 30,              For the Years Ended December 31,
                                     -------------------------------------- --------------------------------------------------------
                                             2002               2001               2001               2000               1999
                                     ------------------  ------------------ ------------------ ------------------ ------------------
                                       Average  Average   Average  Average   Average  Average   Average  Average   Average  Average
                                       Balance   Rate     Balance   Rate     Balance   Rate     Balance   Rate     Balance   Rate
                                       -------   ----     -------   ----     -------   ----     -------   ----     -------   ----
                                                                         (Dollars in Thousands)
Demand, noninterest-bearing .......   $166,337   0.00%   $126,805   0.00%   $137,912   0.00%   $117,395   0.00%   $ 98,521   0.00%
Money market
  and NOW accounts ................     82,477   1.72      50,115   3.09      61,947   2.55      50,994   3.64      42,652   3.20
Savings ...........................     32,982   2.49      23,385   2.68      25,180   2.44      21,484   3.00      21,844   2.90
Time certificates of deposit
in denominations of
  $100,000 or more ................    188,440   2.99     140,014   6.21     151,819   5.19     101,136   5.97      66,104   4.86
Other time certificates
of deposit ........................     75,611   2.89      73,654   5.62      74,104   4.90      52,609   5.83      40,070   4.80
                                      --------           --------           --------           --------           --------
Total deposits ....................   $525,847   1.84%   $413,973   3.62%   $450,269   3.04%   $343,619   3.38%   $269,191   2.65%
                                      ========           ========           ========           ========           ========


          The following table sets forth the scheduled maturities of the Bank's time deposits in denominations of $100,000 or greater as of the dates indicated:

                 Maturities of Time Deposits of $100,000 or More


                                                        June 30, 2002   December 31, 2001
                                                        -------------   -----------------
                                                              (Dollars in Thousands)
          Three months or less ......................      $135,301         $ 89,574
          Over three months through six months ......       102,293           46,849
          Over six months through twelve months .....        48,854           35,184
          Over twelve months ........................         2,585              100
                                                           --------         --------
                  Total .............................      $284,033         $171,707
                                                           ========         ========

              HISTORY AND BUSINESS OF CENTER FINANCIAL CORPORATION

Organization

       Center Financial Corporation was incorporated under the laws of California on April 19, 2000 as a California corporation initially under the name "Center Financial Services" to be used as a subsidiary of California Center Bank. It was subsequently renamed Center Financial Corporation for the purpose of becoming a bank holding company by acquiring all of the outstanding capital stock of California Center Bank. In order to effect the reorganization, 100 shares of Center Financial common stock have been issued to Chung Hyun Lee for an aggregate consideration of $1,000. Upon consummation of the reorganization, these 100 shares will be redeemed by Center Financial for $1,000.

       Center Financial has purchased for $1,000, and owns 100% of the capital stock of CCB Merger Company, a California corporation, organized for the sole purpose of facilitating the reorganization.

Business


       Center Financial has not yet engaged in any business activity. Center Financial cannot complete the reorganization unless it is approved or not disapproved (as appropriate) by the Federal Reserve Board, the FDIC and the California Department of Financial Institutions. As of the date of this document, the Federal Reserve Board, the Department of Financial Institutions and the FDIC have all issued the approvals or notices of non-disapproval needed to consummate the reorganization, subject to certain conditions. While we do not know of any reason that we would not be able to comply with any conditions, we cannot be certain that we will be able to meet them. Upon consummation of the reorganization, Center Financial will own all of the common stock of California Center Bank, California Center Bank will be Center Financial's wholly-owned bank subsidiary and Center Financial will be registered as a bank holding company. Shortly after the reorganization, California Center Bank plans to change its name to "Center Bank," subject to appropriate regulatory notifications and filings.


       Upon consummation of the reorganization, Center Financial will have no significant assets other than the shares of California Center Bank's common stock acquired in the reorganization, and will have no significant liabilities. Initially, Center Financial will neither own nor lease any property, but will instead use the premises, equipment and furniture of California Center Bank.


       At the present time, Center Financial has no specific plans to engage in any activities other than acting as a bank holding company for California Center Bank, although Center Financial has filed an election to become a financial holding company as part of its regulatory notification to the Federal Reserve Board in connection with the reorganization, which election will become effective at the close of the reorganization. Center Financial has filed this election in order to have maximum flexibility to engage in such permissible activities as may be deemed advisable in the discretion of th Board of Directors. Subject to the constraints under the Bank Holding Company Act, Center Financial may acquire other financial institutions in the future. In addition, in the future Center Financial may seek to raise additional equity capital through the sale of its securities or the securities of its subsidiaries, although it has no current plans to do so.


Management

       The current executive officers of Center Financial are Seon Hong Kim, President and Chief Executive Officer; Yong Hwa Kim, Senior Vice President, Chief Financial Officer and Corporate Secretary; James Hong, Senior Vice President and Chief Lending Officer; and Jason G. Lee, Senior Vice President and Cashier. Such individuals also serve and will continue to serve in those same capacities for California Center Bank following the reorganization (with the exception of Yong Hwa Kim, who is Chief Financial Officer of Center Financial but not of California Center Bank) and California Center Bank initially will be solely responsible for their direct compensation.

       It is anticipated that in the future, if Center Financial becomes involved in additional businesses, Center Financial may add additional officers and employees and that California Center Bank and other subsidiaries of Center Financial, if any, will pay cash dividends and management fees to support the expenses of Center Financial. There are presently no specific plans, arrangements or commitments with respect to such matters.

       All of Center Financial's directors are also directors of California Center Bank. They were elected to Center Financial's Board of Directors by its sole shareholder on May 8, 2002. One additional nominee for director, Warren A. Mackey, has been added to California Center Bank's slate of nominees for election at the annual meeting, and Center Financial's Board of Directors intends to appoint Mr. Mackey as a director of Center Financial immediately following the annual meeting. For further information regarding these directors and nominees. (See "PROPOSAL 1 - ELECTION OF DIRECTORS - Information Concerning Directors, Nominees and Executive Officers" above.) It is anticipated that directors of Center Financial initially will not receive fees for their attendance at Board meetings and for attendance at committee meetings when such committees are established. However, these persons will continue to receive directors' fees for serving on the Board of Directors and committees of California Center Bank.

Indemnification

       Section 317 of the California Corporations Code governs indemnification of the directors and officers of both Center Financial and California Center Bank. Under this section, officers and directors may be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with proceedings other than derivative suits, in which such persons were parties or threatened to be made parties. In order for the corporation to make indemnification, there must be a determination by
(a) a majority vote of a quorum of the Board of Directors, consisting of directors who are not parties to such proceeding, (b) approval of the shareholders pursuant to Section 153 of the California Corporations Code, with the shares owned by the person to be indemnified not being entitled to vote thereon, or an order of the court in which such proceeding is or was pending that the officer or director acted in good faith in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, such person had no reasonable cause to believe the conduct of such person was unlawful. This section further provides that indemnification may be paid in connection with derivative suits, in the same manner as described above, except that (a) with respect to derivative suits, the authority authorizing the indemnification must find that such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under the circumstances, and (b) court approval is required for indemnification of expenses or amounts incurred in respect of any claim or matter in which a director or officer has been adjudged to be liable to the corporation in the performance of such person's duty to the corporation; in settling or otherwise disposing of a threatened or pending action, with or without action which is settled or otherwise disposed of without court approval.

       Center Financial's Articles of Incorporation and Bylaws provide, among other things, for the indemnification of Center Financial's directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the corporation within the scope of his or her employment. Such provisions of Center Financial's Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law. It is the policy of the Board of Directors that Center Financial's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and Center Financial's Articles of Incorporation and Bylaws. These provisions are essentially identical to the comparable provisions in California Center Bank's Articles of Incorporation and Bylaws, and California Center Bank's policy regarding indemnification of executive officers and directors is also the same as that of Center Financial. California Center Bank has obtained liability insurance covering all of California Center Bank's officers and directors and Center Financial expects to have similar insurance in force before the reorganization is effective.

       The corporation's Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the corporation's directors to the corporation or its shareholders for monetary damages, to the extent permitted by California law. However, under federal law, the FDIC may seek monetary damages from bank or holding company directors in cases involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Center Financial under the provisions in Center Financial's Articles of Incorporation and Bylaws, Center Financial has been informed that, in the opinion of the SEC, this kind of indemnification is against public policy as expressed in the securities Act of 1933, and is therefore unenforceable.

                 HISTORY AND BUSINESS OF CALIFORNIA CENTER BANK

General

       California Center Bank is a California state-chartered commercial bank headquartered in Los Angeles, which was incorporated in 1985 and commenced operations in March 1986. We provide comprehensive financial services for small to medium sized business owners, mostly in Southern California. We specialize in commercial loans, which are mostly secured by real property, to multi-ethnic and small business customers. In addition, we make Small Business Administration ("SBA") loans and trade finance loans and provide other international banking products for our customers.

       Our primary market is the greater Los Angeles metropolitan area, including Orange County, San Bernardino County, and San Diego County, primarily focused in areas with high concentrations of Korean-Americans. We currently have 11 full service branch offices, with three within the area of Koreatown in Los Angeles, two in Downtown Los Angeles, and six in other sections of Southern
California: Cerritos, Gardena, Garden Grove, Inland Empire, Torrance, and San Diego. These offices offer convenient access to customers in major residential and commercial communities throughout the region. We also operate three Loan Production Offices ("LPO's") in Phoenix, Seattle and Denver.

       Through our network of branch offices, we provide a wide range of commercial and consumer banking services to our customers. In the past, we focused primarily on Korean-American individuals and companies, but in recent years we have expanded our target customers to include multi-ethnic businesses and depositors. Our primary focus is on small and medium sized Korean-American businesses, professionals and other individuals in its market area, with particular emphasis on the growth of deposits and the origination of commercial and real estate secured loans. We offer bilingual services to our customers in English and Korean and have a network of ATM's located in ten of our branch offices.


       Our Corporate Headquarters is located at 3435 Wilshire Boulevard, Suite 700, Los Angeles, CA 90010 and our main telephone number is (213) 251-2222. As of June 30, 2002, we had total assets of $656.9 million, total deposits of $589.0 million and total loans of $440.9 million. Our deposits are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. Like most state-chartered banks of our size in California, we are not currently a member of the Federal Reserve System. We withdrew from membership in 2001 after determining that we did not benefit from membership.


       In 2000, we commenced implementing our strategy of growing our branch network by establishing de novo full service branches to expand our customer base. In September 2000, we opened a branch in Colton, the Inland Empire area of Southern California. In 2001, we continued these plans by opening five new branches, in Downtown Los Angeles, the Mid-Wilshire District, Torrance, San Diego and Cerritos, all within the Southern California area. We have received regulatory approval to open a branch office in the Assi Market in Los Angeles, California, which we expect to open in the third quarter of 2002.

       In 2000, we opened two new loan production offices, in Phoenix, Arizona and in Seattle, Washington to meet the needs of Asian-Americans in those markets. In 2001, we opened a loan production office in Denver, Colorado with

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

the same objective. These loan production offices emphasize SBA loans, but also provide a variety of international banking and commercial lending services, including commercial real estate and business commercial loans.

       We engage in a full complement of lending activities, including the making of commercial real estate loans, commercial loans, working capital lines, SBA loans, trade financing, automobile loans and other personal loans, and construction loans. We have offered SBA loans since 1989, providing financing for various purposes for small businesses under guarantee of the Small Business Administration, a federal agency created to provide financial assistance for small businesses. We are a Preferred SBA Lender with full loan approval authority on behalf of the SBA.

       We also participate in the SBA's Export Working Capital Program (EWCP). SBA loans are generally secured by deeds of trust on industrial buildings or retail stores. In certain instances, we sell a portion of the guaranteed portion of the SBA guaranteed loans we originate. We retain the obligation to service the loans, for which we receive a servicing fee. As of December 31, 2001, we were servicing $28.1 million of sold SBA loans.

       As of December 31, 2001, the principal areas in which we directed our lending activities, and the percentage of our total loan portfolio for which each of these areas was responsible, were as follows: commercial loans secured by first deeds of trust on real estate 43%; commercial loans 25%; SBA loans 12%; trade financing 7%; consumer loans 9% and construction loans 3%. As of December 31, 2000, these percentages were as follows: commercial loans secured by first deeds of trust on property 37%; commercial loans 29%; SBA loans 13%; trade financing 11%; consumer loans 9% and construction loans 0.4%.

       We fund our lending activities primarily with corporate demand deposits and consumer savings and time deposits obtained through our branch network. Our deposit products include demand deposit accounts, money market accounts, savings accounts, time certificates of deposit and fixed maturity installment savings. As of December 31, 2001, we had 33,263 deposit accounts with balances totaling approximately $525.4 million as compared to 26,153 deposit accounts with balances totaling approximately $397.5 million as of December 31, 2000. As of December 31, 2001, we had $168.5 million or 32% in non-interest bearing demand deposits; $77.7 million or 15% in money market accounts; $30.3 million or 6% in savings accounts; $77.2 million or 15% in time deposits less than $100,000; and $171.7 million or 33% in time deposits of more than $100,000. We have obtained the registered service mark "Prime Business Club" to serve exclusively our Prime Business Accounts. As of December 31, 2001, the State of California had placed a deposit of $10 million with us.

       We also offer international banking services such as letters of credit, acceptances and wire transfers, and merchant deposit services, travelers' checks, debit cards, and safe deposit boxes.

       In 2001, we introduced Internet banking services to allow our customers to access their loan and deposit accounts through the Internet. Customers can obtain transaction history, account information, transfer funds between accounts and process bill payments.

       We do not believe there is a significant demand for additional trust services in our service area, and we do not operate or have any present intention to seek authority to operate a Trust Department. We do not believe that the cost of establishing and operating such a department would be justified by the potential income to be gained therefrom.

       We hold no patents or licenses (other than licenses required to be obtained from appropriate bank regulatory agencies), franchises, or concessions. Our business is generally not seasonal. There has been no material effect upon our capital expenditures, earnings, or competitive position as a result of federal, state, or local environmental regulation.

       For 2001, income from commercial loans secured by first deeds of trust on real estate properties, income from commercial loans, interest on securities and service charges on deposit accounts generated approximately 30%, 25%, 14% and 12%, respectively, of our total revenues. In 2000, the relevant percentages were 28%, 30%, 12% and 13%. We segregate our operations into three primary segments:
Banking Operations, Trade Finance Services ("TFS"), and Small Business Administration Lending Services. Total assets as of December 31, 2001 attributable to Banking Operations totaled $482.3 million, compared with $43.6 million for Trade Finance Services and $60.8 million for

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

Small Business Administration Lending Services. For financial information about our business segments, see footnote 17 of the audited financial statements. We are not dependent on a single customer or group of related customers for a material portion of our deposits or loans, nor is a material portion of our loans concentrated within a single industry or group of related industries. Most of our customers are concentrated in the greater Los Angeles area.

     We have not engaged in any material research activities relating to the development of new services or the improvement of existing banking services during the last three fiscal years. However, our officers and employees are engaged continually in marketing activities, including the evaluation and development of new services, which enable us to retain and improve our competitive position in our service area.


     On May 3, 2001, as a result of an unsolicited offer from Hanmi Financial Corporation, California Center Bank entered into a letter of intent with Hanmi Financial Corporation pursuant to which it was proposed that California Center Bank be merged with and into Hanmi Bank. The Bank terminated the letter of intent on June 22, 2001, after completion by Hanmi Financial Corporation of its due diligence, as a result of Hanmi's determining to significantly decrease the consideration it had initially indicated it would be willing to offer to acquire the Bank. Hanmi indicated it had determined to decrease the consideration it would offer based on unspecified results from its due diligence review, a weakening economy and a declining interest rate environment. The Bank and Hanmi Financial Corporation never entered into a definitive agreement with respect to the acquisition of California Center Bank.

     We have no plans for 2002 regarding a "new line of business" requiring the investment of a material amount of total assets.

1994 Regulatory Order

     Until October 13, 1999, California Center Bank was subject to a regulatory order. Effective October 4, 1994, California Center Bank consented to the issuance of a Cease and Desist Order (the "Consent Agreement") with the Board of Governors of the Federal Reserve System pursuant to Section 8(b) of the Federal Deposit Insurance Act. The Consent Agreement required, among other actions, that the Bank (a) refrain from paying cash dividends without prior regulatory approval; (b) conduct a complete review of management and submit written findings to the Federal Reserve Board concerning the same; (c) refrain from increasing the fees paid to directors, paying bonuses to executive officers or providing gifts to any director or executive officer, without prior regulatory notification and non-disapproval; (d) refrain from selling Bank assets in excess of a specified amount to an executive officer or director without prior Federal Reserve Board approval; (e) refrain from violating the Bank Secrecy Act or accompanying regulations and submit to the Federal Reserve Board an internal compliance program meeting various specifications concerning the same and related matters; (f) develop and submit to the Federal Reserve Board a written capital maintenance plan addressing specified items; (g) achieve and maintain an adequate reserve for loan losses and submit certain information concerning the same to the Federal Reserve Board; (h) submit to the Federal Reserve Board written loan review procedures to identify and properly categorize problem credits and assess the overall quality of the Bank's loan portfolio; (i) submit to the Federal Reserve Board a written plan to improve the Bank's position with respect to certain past due loans and refrain from amending the plan without prior Federal Reserve Board approval; (j) submit to the Federal Reserve Board amended written loan policies, policies concerning concentrations of credit and asset/liability management policies and procedures, all meeting detailed specifications; (k) submit to the Federal Reserve Board a detailed written business plan for 1995 and thereafter on an annual basis, and notify the Federal Reserve Board of any changes to same; (l) cause California Center Bank's audit committee to consist only of non-employee directors, to meet at least monthly and to report in writing to the full board on a monthly basis; (m) submit to the Federal Reserve Board written audit policies and procedures meeting certain requirements; (n) comply with applicable regulatory requirements prior to accepting any brokered deposits; (o) correct certain apparent violations of laws and regulations and refrain from engaging in any violations of specified laws and regulations; and (p) correct certain exceptions in the Bank's loan files noted by the Federal Reserve Board.

     The Federal Reserve Board terminated the October 4, 1994 Consent Agreement effective October 13, 1999 upon finding that California Center Bank was in compliance with all the terms of the Order and had returned to satisfactory condition.


Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations," effective starting with fiscal years beginning after December 15, 2001. This standard requires that all business combinations be accounted for by a single method - the purchase method and prohibits the use of the pooling-of-interests method for all business combinations initiated after June 30, 2001. This statement supersedes Accounting Principles Board Opinion ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Contingencies of Purchased Enterprises." This statement reflects the conclusion that virtually all business combinations are acquisitions and, thus, all business combinations should be accounted for in the same way that other asset acquisitions are accounted for -- based on the values exchanged. The adoption of SFAS No. 141 did not have a material effect on California Center Bank's financial statements.

     In June 2001, the FASB issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective starting with fiscal years beginning after December 15, 2001. This standard establishes new accounting standards for goodwill and other intangible assets and continues to require the recognition of goodwill and other intangible assets as an asset but does not permit amortization of goodwill and other intangible assets as previously required by APB Opinion No. 17. The standard also establishes a new method of testing goodwill and other intangible assets for impairment. It requires goodwill and other intangible assets to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired, if any, would be expensed to current operations. The adoption of SFAS No. 142 did not have a material effect on California Center Bank's financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supercedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets to Be Disposed Of," but retains the requirements relating to recognition and measurement of an impairment loss and resolves certain implementation issues relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. This Statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on California Center Bank's financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," that, among various topics, eliminated the requirement that all forms of gains or losses on debt extinguishments, such as the liquidation of repurchase agreements, be reported as extraordinary items. The adoption of this statement is not expected to have a material impact on California Center Bank's financial statements.

Competition

       The banking business in our present and intended future market areas is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. While the banking market in the our primary market area is generally dominated by a relatively small number of major banks with many offices operating over a wide geographic area, our direct competitors in our niche market tend to be relatively smaller community banks, which also focus their businesses on Korean-American consumers and businesses.

       There is a high level of competition within this specific market. In the greater Los Angeles metropolitan area, our main competitors include five locally owned and operated Korean-American banks and subsidiaries of two Korean banks. These other banks have branches located in many of the same neighborhoods as we do, provide similar types of products and services and use the same Korean language publications and media for their marketing purposes. We compete in these markets by offering the second largest branch network and asset base among these primary competitors.

       A less significant source of competition in the Los Angeles metropolitan area are a small number of branches of major banks which maintain a limited bilingual staff for Korean-speaking customers. While such banks have not traditionally focused their marketing efforts on our customer base in Southern California, their competitive influence could increase should they in the future choose to focus on this market.

       In Phoenix, there are currently no local Korean-American banks serving the banking needs of the local Korean-American community.

       In Seattle, there is one newly established local bank which mainly serves the banking needs of the local Korean-American community. However, in addition to us, three other Los Angeles-based Korean-American banks have opened LPO's in the area.

       In Denver, there is one local bank which mainly serves the banking needs of the local Korean-American community.

       Large commercial bank competitors have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to areas of highest yield and demand. Many of the major banks operating in our market area offer certain services, which the Bank does not offer directly (but some of which we offer through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we do.

       In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers.

       To the extent that we are affected by more general competitive trends in the industry, those trends are towards increased consolidation and competition. Strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions The Financial Modernization Act effective March 11, 2000, which has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, is also expected to intensify competitive conditions. (See " -- SUPERVISION AND REGULATION -- Financial Modernization Act" below.)

       Technological innovations have also resulted in increased competition in the financial services industry. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATM'S, self-service branches and/or in-store branches. In addition to other banks, the sources of competition for such hi-tech products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms. To some extent the effect of such competition on us is limited by the lack of availability of various technological advancements with Korean language capability. However, as such technology becomes available, the competitive pressure on us to be at the forefront of such advancements is significant.

       In order to compete effectively, we provide quality, personalized, friendly service and fast decision making to better serve our customers' needs. For customers whose loan demands exceed our lending limit, we attempt to arrange for such loans on a participation basis with our correspondent banks. We also distinguish ourself within the Korean-ethnic community by expanding into geographic markets, which our competitors have not reached. We also maintain an international trade finance department to meet the growing needs of the business communities within our niche market.

       The market for the origination of SBA loans is highly competitive. With respect to its origination of SBA loans, we compete with other small, mid-size and major banks in the geographic areas in which our full service branches are located. We currently have loan production offices which emphasize SBA loans. In addition, because these loans are largely broker-driven, we also compete with banks located outside of our immediate geographic area. Being designated a Preferred SBA Lender with the full loan approval authority on behalf of the SBA, our LPO's are able to provide a faster response to loan requests than competitors which are not Preferred SBA Lenders. In order to compete in this highly competitive market, we place great emphasis on making SBA loans to minority-owned businesses.

       Unlike the market for the origination of SBA loans, the secondary market for SBA loans is currently a seller's market. To date, we have had no difficulty in the resale of SBA loans within the secondary market. However, there is no assurance that this condition would continue to last or that the secondary market for SBA loans will be available in the future.

Employees


       As of June 30, 2002, California Center Bank had 219 full-time and 4 part-time employees. None of our employees is concurrently represented by a union or covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.


Properties

       California Center Bank's corporate headquarters are located at 3435 Wilshire Boulevard, Los Angeles, California 90010. We lease approximately 22,363 square feet of rentable area, which includes a ground floor branch and administrative offices located on the seventh floor of the building. The initial lease term will expire in 2006. We have options to renew the lease for two additional terms of five years each. As of December 31, 2001, the monthly base rent for the facility was $26,771.


       As of June 30, 2002, we operated full-service branches at nine leased locations (including the branch described in the previous paragraph). Expiration dates of our leases range from February 2004 to April 2008. Certain properties currently leased have renewal options, which could extend the use of the facility for additional specified terms.


       In addition, we own two properties in Los Angeles: our Western office at 4301 West 3rd Street, and our Olympic office at 2222 West Olympic Boulevard. We have a branch in each, and house our SBA department and auto loan departments in our Western office; and our Trade Financing Department and Credit Card Center in our Olympic office. The net book value of the two owned facilities (building and land) as of June 30, 2002, was $5.2 million.


       We own the following properties which are unencumbered. In the opinion of Management, all properties are adequately covered by insurance.

                                      Use of            Square Feet of       Land and          Date of
Name and Location                   Facilities          Interior Space    Building Costs     Acquisition
-----------------                   ----------          --------------    --------------     -----------
Western Office                   Branch, SBA               10,217           $2,950,054         3/18/91
4301West 3rd Street              and Auto Loan
Los Angeles, California          Departments


Olympic Office                   Branch Office,            15,942           $2,874,518         8/13/85
2222 West Olympic Boulevard      International/
Los Angeles, California          Trade Finance
                                 Department and Credit
                                 Card Center

       We lease the following facilities:


                                              Use of             Square Feet        Monthly Rent          Lease
Name and Location                           Facilities         of Office Space     as of 6/30/02     Expiration Date
-----------------                           ----------         ---------------     -------------     ---------------
Corporate Headquarters                     Corporate               20,181             $23,281          2/28/06/1/
3435 Wilshire Boulevard, Suite 700         Headquarters
Los Angeles, California

Gardena Office                             Branch Office            8,578             $12,723          4/30/08
1400 W. Redondo Beach Boulevard
Gardena, California

Garden Grove Office                        Branch Office            3,260             $ 6,720          2/29/04/1/
9580 Garden Grove Boulevard
Garden Grove, California

Downtown Office                            Branch Office            5,410             $ 9,948         8/31/05/2/
1205 South Broadway
Los Angeles, California

Inland Office                              Branch Office            1,500             $ 3,375        12/31/05/3/
1080 S. Mt. Vernon Ave., Suite 100
Colton, California

San Pedro Office                           Branch Office            1,600             $ 3,545         3/31/04/4/
1059 S. San Pedro Street
Los Angeles, California

Wilshire Office                            Branch Office            2,182             $ 3,491         3/31/06/1/
3435 Wilshire Boulevard, Suite 100
Los Angeles, California


____________________
/1/ Plus two options to renew for additional terms of five years each. /2/ Plus an option to renew for an additional term of five years.
/3/ Plus two options to renew for additional terms of three years each. /4/ Plus an option to renew for additional term of three years.

                                         Use of         Square Feet      Monthly Rent       Lease
Name and Location                      Facilities     of Office Space   as of 6/30/02  Expiration Date
-----------------                      ----------     ---------------   -------------  ---------------
Torrance Office                       Branch Office        1,650           $2,294          1/31/06/1/
2742 W. Sepulveda Boulevard
Torrance, California

San Diego Office                      Branch Office        4,107           $5,126          1/22/06/2/
4444 Convoy Street
San Diego, California

Cerritos Office                       Branch Office        3,690           $4,900          1/15/06/1/
17127 Pioneer Boulevard
Artesia, California


         All of our existing facilities are considered to be adequate for our present and anticipated future use.

Legal Proceedings


         On November 30, 2001, the Bank consented to the issuance of a Cease and Desist Order by the FDIC pursuant to Section 8(b)(1) of the Federal Deposit Insurance Act, 12 U.S.C. (S) 1818(b)(1) (the "Order"), pursuant to which Order the FDIC determined that it had reason to believe that the Bank had engaged in unsafe and unsound banking practices and had committed violations of laws and/or regulations. The Order addressed actions necessary to correct certain Bank Secrecy Act ("BSA") compliance deficiencies determined by the FDIC to be the result of inadequate training, oversight, communication, and internal controls. The Order required the Bank to take affirmative action to address the Bank's BSA violations and weaknesses as asserted by the FDIC, including, without limitation, establishing adequate policies and procedures to identify and properly report suspicious activities as required by applicable rules and regulations, providing appropriate training to Bank personnel, and ensuring diligent management and Board of Directors oversight of the Bank's BSA compliance program and activities. The Order also required California Center Bank to develop, adopt and implement a written due diligence program for California Center Bank's customers, which due diligence program provides for (i) a risk focused assessment of the customer base of the Bank and (ii) enhanced due diligence procedures for those customers whose transactions pose a heightened risk of illicit activities. The Consent Agreement entered into between the Bank and the Board of Governors of the Federal Reserve System effective October 4, 1994, which was lifted in October 1999, also required California Center Bank, among other things, to refrain from violating the Bank Secrecy Act and accompanying regulations. See "History and Business of California Center Bank -- 1994 Regulatory Order."


         As a result of the most recent regulatory examination, the FDIC terminated the Order effective April 9, 2002.

         In addition, from time to time, we are a party to claims and legal proceedings arising in the ordinary course of our business. After taking into consideration information furnished by our counsel as to the current status of these claims or proceedings to which we are a party, Management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on our financial condition.

                           SUPERVISION AND REGULATION

         Both federal and state law extensively regulate bank holding companies. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of shareholders of Center Financial. The following is a summary of particular statutes and regulations affecting Center Financial and California Center Bank. This summary is qualified in its entirety by the statutes and regulations.

Regulation of Center Financial Corporation

         Upon consummation of the reorganization, Center Financial will be a registered bank holding company under the Bank Holding Company Act of 1956 as amended, and will be regulated by the Federal Reserve Board. Center Financial will be required to file periodic reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of Center Financial and its subsidiaries, which will include California Center Bank.

         The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of the bank or bank holding company.

         Center Financial will be prohibited by the Bank Holding Company Act, except in statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Center Financial, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be "so closely related to banking" or managing or controlling banks as to be a "proper incident thereto."

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, including greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, including over-concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.


         Center Financial has filed an election to become a "financial holding company" as part of its regulatory notification to the Federal Reserve Board in connection with the reorganization, which election will become effective at the close of the reorganization. Unlike a bank holding company, a financial holding company may engage in a broad range of activities that are deemed by the Federal Reserve Board as "financial in nature or incidental" to financial activities. Moreover, even in the case where an activity cannot meet that test, the Federal Reserve Board may approve the activity if the proposed activity is "complementary" to financial activities and does not pose a risk to the safety and soundness of depository institutions. One example of such activities which would be allowed for a financial holding company but not for a bank or a simple bank holding company is real estate development activities. At the present time, Center Financial has no specific plans to engage in real estate development or any other activities which would require financial holding company status.


         The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis substantially similar to those of the FDIC currently applicable to California Center Bank. Regulations and policies of the Federal Reserve Board also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the Federal Reserve Board's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to a subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting a subsidiary bank. Under certain conditions, the Federal Reserve Board may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice.


         Center Financial will be required to give the Federal Reserve Board prior written notice of any repurchase of its outstanding equity securities which (for a period of 12 months) is equal to 10% or more of Center Financial's consolidated net worth, unless certain conditions are met. (See discussion under "PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION - Reasons for the Reorganization".)


         Bank holding company transactions with subsidiaries and other affiliates are restricted, including qualitative and quantitative restrictions on extensions of credit and similar transactions.

         Center Financial has applied to have its securities registered with the SEC under the Securities Act of 1933 and matters related thereto will be regulated by the SEC. Additionally, Center Financial's securities will be registered with the SEC under the Securities Exchange Act of 1934, and will be subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of that act.

Regulation of California Center Bank

         As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, we are subject to regulation, supervision and regular examination by the Department of Financial Institutions and the FDIC. In addition, while we are not a member of the Federal Reserve System, we are subject to certain regulations of the Federal Reserve Board. The regulations of these agencies govern most aspects of our business, including the making of periodic reports, and activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. All of such supervision and regulation of California Center Bank will continue following the reorganization and, in addition, Center Financial will be subject to extensive supervision and regulation by the Federal Reserve Board and the SEC (see " - Regulation of Center Financial Corporation" above). Supervision, legal action and examination by the FDIC and the Federal is generally intended to protect depositors and is not intended for the protection of shareholders.

         The policies of regulatory authorities, including the Federal Reserve Board, the FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through the means of open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government. The nature and impact of any future changes in such policies cannot be predicted.

Capital Adequacy Requirements

         Center Financial will be and California Center Bank currently is subject to the regulations of the Federal Reserve Board and the FDIC, respectively, governing capital adequacy. Those regulations incorporate both risk-based and leverage capital requirements. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital; and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value. The following items are defined as core capital elements: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution's risk-weighted assets);
(ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.


         The minimum required ratio of qualifying total capital to total risk-weighted assets is 8.0% ("Total Risk-Based Capital Ratio"), at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets is 4.0% ("Tier 1 Risk-Based Capital Ratio"). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. As of June 30, 2002 and December 31, 2001 and 2000, California Center Bank's Total Risk-Based Capital Ratios were 12.0%, 12.9%, and 14.8%, respectively and its Tier 1 Risk-Based Capital Ratios were 10.7%, 11.6% and 13.5%, respectively.


         The risk-based capital requirements also take into account concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of

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

"non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy.

         The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's or bank holding company's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank or bank holding company.


         The FDIC and the Federal Reserve Board also require the maintenance of a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate such institutions and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets ("Leverage Capital Ratio") of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banking institutions must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may, however, set higher capital requirements when an institution's particular circumstances warrant. As of June 30, 2002 and December 31, 2001 and 2000, California Center Bank's Leverage Capital Ratios were 8.8%, 9.1% and 9.9%, respectively, exceeding regulatory minimums. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Capital Resources.")


Prompt Corrective Action Provisions

         Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%); and "critically undercapitalized" (tangible equity to total assets less than 2%). A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as"critically undercapitalized" unless its actual capital ratio warrants such treatment.


         Although California Center Bank met all of the minimum regulatory requirements for a "well-capitalized financial institution" as of December 31, 2001 the Bank was categorized as "adequately capitalized" (i.e., the next lower capital category) as of such date under the regulatory framework for prompt corrective action due to the imposition of a Cease and Desist Order against the Bank on November 30, 2001 relating to Bank Secrecy Act compliance deficiencies. The Bank Secrecy Act generally requires banks, including California Center Bank, to monitor and report large domestic currency transactions and cross-border transactions of currency for the purpose of detecting transactions that are being conducted for illegitimate purposes, including money laundering and criminal enterprises. (See "History and Business of California Center Bank--Legal Proceedings."). The Cease and Desist Order was terminated on April 9, 2002, and the Bank has been categorized as "well-capitalized" since that date. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources," and "Note 16--Regulatory Matters" in Notes to Financial Statements.")


         At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying certain bonuses without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

         In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with

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

the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

Safety and Soundness Standards

         The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

         The FDIC regulations also implement a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, institutions such as California Center Bank which are insured by the Bank Insurance Fund ("BIF"), are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The current BIF base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:

                                                 Group A      Group B   Group C
                                                 -------      -------   -------
            Well Capitalized .................      0            3        17
            Adequately Capitalized ...........      3           10        24
            Undercapitalized .................     10           24        27

         In addition, BIF member banks (such as California Center Bank) must pay an amount which fluctuates but is currently 1.82 basis points, or cents per $100 of insured deposits, towards the retirement of the Financing Corporation bonds issued in the 1980's to assist in the recovery of the savings and loan industry.

Community Reinvestment Act

         California Center Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators utilize a performance-based evaluation system which bases CRA ratings on the bank's actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." California Center Bank was last examined for CRA compliance in 2001 and received a "satisfactory" CRA Assessment Rating.

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

Other Consumer Protection Laws and Regulations

       Bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, California Center Bank is subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, California Center Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

       The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by "opting-out" (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers ) prior to June 1, 1997.

       Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more than 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

       A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

       In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California's previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

       The changes effected by Interstate Banking Act and California laws have increased competition in the environment in which California Center Bank operates to the extent that out-of-state financial institutions directly or indirectly enter California Center Bank's market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry. While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on California Center Bank and Center Financial and the competitive environment in which they operate.

Financial Modernization Act

       Effective March 11, 2000 the Gramm-Leach-Bliley Act eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. Center Financial has filed an election to become a "financial

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

holding company" as part of its regulatory notification to the Federal Reserve Board in connection with the reorganization, in order to be able to take advantage if appropriate of the increased flexibility provided by the Gramm-Leach Bliley Act. However, Center Financial has no specific plans at this time with respect to any activities it may conduct as a result of this increased flexibility.

       The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank (and therefore, a state bank as well) may also engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

       The Gramm-Leach-Bliley Act also imposes significant new requirements on financial institutions with respect to the privacy of customer information, and modifies other existing laws, including those related to community reinvestment.

USA Patriot Act of 2001

       On October 26, 2001, President Bush signed the USA Patriot Act of 2001 (the "Patriot Act"). Enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Act on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

       . due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-U.S. persons;
       . standards for verifying customer identification at account opening;
       . rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;
       . reports by nonfinancial trades and business filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000 and;
       . filing of suspicious activities reports securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

       California Center Bank implemented most of the requirements under the Patriot Act during the fourth quarter of 2001. To fulfill the requirements, California Center Bank added four additional full-time employees to its BSA Compliance Department and intensified due diligence procedures concerning the opening of new accounts. California Center Bank also implemented new systems and procedures to identify suspicious activity reports and report to FINCEN. The cost of additional staff in the BSA Compliance Department and the system enhancement described above was reflected in the income statement for the year ended December 31, 2001.

Other Pending and Proposed Legislation

       Other legislative and regulatory initiatives which could affect Center Financial, California Center Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject California Center Bank and Center Financial to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of Center Financial or California Center Bank would be affected thereby.

                RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

       The Board of Directors has appointed Deloitte & Touche LLP as independent public accountants for the Bank for the fiscal year ending December 31, 2002. Deloitte & Touche audited the Bank's financial statements for the year ended December 31, 2001, and replaced KPMG, LLP as the Bank's independent accountants. (See " - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.") It is anticipated that a representative or representatives of Deloitte & Touche will be present at the annual meeting and will be available to respond to appropriate questions. All professional services rendered by Deloitte & Touche concerning the fiscal year ended December 31, 2001 were furnished at customary rates and terms.

Fees

       Audit Fees. Aggregate fees billed by Deloitte & Touche for professional services rendered in connection with the audit of California Center Bank's annual consolidated financial statements for the fiscal year ended December 31, 2001 totaled approximately $70,000.

       Financial Information System Design and Implementation Fees. No fees were paid to Deloitte & Touche for financial information system design and implementation services rendered for the 2001 fiscal year.

       All Other Fees. Approximately $27,000 was paid to Deloitte & Touche for a Bank Secrecy Act examination, which was the only other service rendered by Deloitte & Touche for the 2001 fiscal year.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

       At its Board of Directors meeting on August 22, 2001, the Board of Directors of California Center Bank terminated the services of KPMG LLP. At the same meeting, the Board of Directors selected the accounting firm of Deloitte & Touche as independent auditors for the remainder of the Bank's 2001 fiscal year. The determination to replace KPMG was recommended by the audit committee and approved by the full Board of Directors of the Bank.

       KPMG audited the consolidated financial statements for the Bank for the years ended December 31, 2000 and 1999. KPMG's report on the financial statements for those two fiscal years of the Bank did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

       During the two fiscal years ended December 31, 2000 and 1999 and the subsequent interim period January 1, 2001 through August 22, 2001, there were no disagreements between KPMG and the Bank on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.


       The Bank has requested that KPMG review the disclosure in this proxy statement/prospectus, and KPMG has been given the opportunity to furnish the Bank with a letter addressed to the SEC containing any new information, clarification of the Bank's expression of its views, or the respects in which it does not agree with the statements made by the Bank herein. Such letter was filed as an exhibit to the Registration Statement, of which this proxy statement/prospectus is a part, filed by Center Financial with the Securities and Exchange Commission in connection with the reorganization.

                            PROPOSALS OF SHAREHOLDERS


       Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Any such proposal concerning the Bank's 2003 annual meeting of shareholders must be submitted by a shareholder prior to December 28, 2002 in order to qualify for inclusion in the proxy statement relating to such meeting. The submission by a shareholder of a proposal does not guarantee that it will be included in the proxy statement. Shareholder proposals are subject to certain regulations and requirements under the federal securities laws.

       The persons named as proxies for the 2003 annual meeting of shareholders will have discretionary authority to vote on any shareholder proposal which is not included in the Bank's proxy materials for the meeting, unless the Bank receives notice of the proposal by March 15, 2003. If proper notice is received by that date, the proxy holders will not have discretionary voting authority except as provided in federal regulations governing shareholder proposals.


                                  OTHER MATTERS

       We are not aware of any matters to be presented at the annual meeting other than those matters described in this proxy statement/prospectus. However, if other matters properly come before the annual meeting, it is the intention of the proxy holders designated in the attached proxy to vote said proxy in accordance with the recommendations of your Board of Directors and authority to do so is included in the attached proxy.

                                  LEGAL MATTERS

       Legal matters related to the validity of Center Financial common stock being registered with the SEC will be passed upon for Center Financial and California Center Bank by Fried, Bird & Crumpacker, P.C., Los Angeles, California.

                                   TAX MATTERS

       Katten Muchin Zavis Rosenman, special tax counsel to California Center Bank and Center Financial, has given an opinion regarding the material U.S. federal income tax consequences of the reorganization. (See "PROPOSAL 2 - BANK HOLDING COMPANY REORGANIZATION - Federal Income Tax Consequences.")

                                     EXPERTS

       The financial statements of California Center Bank as of and for the year ended December 31, 2001, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The financial statements of California Center Bank as of December 31, 2000 and for each of the years in the two-year period ended December 31, 2000, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

       Center Financial has filed a Registration Statement with the Securities and Exchange Commission for the securities it proposes to issue as part of its plan of reorganization, described in this proxy statement/prospectus. This proxy statement/prospectus is part of the Registration Statement, but does not contain all the information from the

Registration Statement and its exhibits. Portions of the Registration Statement and its exhibits have been omitted from this proxy statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration Statement may be inspected, without charge, at the principal office of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., and you may order copies of all or part of it from the Securities and Exchange Commission upon payment of its fees. In addition, you can view the Registration Statement and all the exhibits on the Securities and Exchange Commission's website at: http://www.sec.gov.

       Upon the effectiveness of its Registration Statement filed with the Securities and Exchange Commission for the securities which Center Financial proposes to issue as part of its plan of reorganization described in this proxy statement/prospectus, Center Financial will become subject to the informational requirements of the Securities Exchange Act of 1934 which will require it to file annual and quarterly financial reports with the Securities and Exchange Commission. Such reports and other information concerning Center Financial may be inspected at the office of the Securities and Exchange Commission at the address referred to above and copies of these reports may be obtained upon payment of the Commission's fees. In addition, these reports may also be viewed on the Securities and Exchange Commission's website referred to above.

       Quarterly financial data concerning California Center Bank is available at the FDIC's website at: http://www.fdic.gov.


                           ANNUAL DISCLOSURE STATEMENT

Shareholders may obtain, free of charge, a copy of California Center Bank's Annual Disclosure Statement prepared pursuant to Part 350 of the FDIC's Rules and Regulations by writing to Y. H. Kim, Senior Vice President and Controller, California Center Bank, 3435 Wilshire Boulevard, Suite 700, Los Angeles, California 90010, or by calling Ms. Kim at (213) 251-2222.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                 Page
Independent Auditor's Report from Deloitte & Touche LLP ........................  F-2

Independent Auditor's Report from KPMG LLP .....................................  F-3

Balance Sheets as of December 31, 2001 and 2000 ................................  F-4

Statements of Income for the Three Years Ended December 31, 2001 ...............  F-5

Statements of Changes in Stockholders' Equity
         for the Three Years Ended  December 31, 2001 ..........................  F-6

Statements of Cash Flows
         for the Three Years Ended December 31, 2001 ...........................  F-8

Notes to Financial Statements .................................................. F-10

Balance Sheets as of June 30, 2002 and December 31, 2001 (Unaudited) ........... F-33

Statements of Income (Unaudited)
         Six Months Ended June 30, 2002 and 2001 ............................... F-34

Statements of Changes in Stockholder's Equity (Unaudited)
         Six Months Ended June 30, 2002 and Year Ended December 31, 2001 ....... F-35

Statements of Cash Flows (Unaudited)
         Six Months Ended June 30, 2002 and 2001 ............................... F-36

Notes to Financial Statements (Unaudited) ...................................... F-38


     Financial statements of Center Financial are not included because Center Financial has no assets and liabilities and has not conducted any business other than of an organizational nature. All schedules are omitted because the required information is not applicable or is included in the financial statements of California Center Bank and the related notes.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of California Center Bank
Los Angeles, California

We have audited the accompanying balance sheet of California Center Bank (the "Bank") as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

February 14, 2002
(April 9, 2002 as to the last paragraph of Note 16)

INDEPENDENT AUDITORS' REPORT



The Board of Directors of
California Center Bank:

We have audited the accompanying balance sheet of California Center Bank as of December 31, 2000, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the California Center Bank as of December 31, 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Los Angeles, California

February 9, 2001

BALANCE SHEETS

                                                                                       DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------------------------------------------

ASSETS                                                                               2001                2000
   Cash and due from banks                                                      $  28,791,216       $  28,670,390
   Federal funds sold                                                              33,000,000          19,200,000
   Money market funds and interest-bearing deposits in other banks                 20,400,000
                                                                                -------------       -------------
           Cash and cash equivalents                                               82,191,216          47,870,390

  Interest-bearing deposits in other banks                                            200,000             200,000
  Securities available for sale, at fair value                                     94,519,840          45,266,774
  Securities held to maturity, at amortized cost (fair value of $15,224,113
      in 2001 and $33,984,187 in 2000)                                             14,925,931          34,197,005
  Federal Home Loan Bank and Federal Reserve
    Bank stocks, at cost                                                              161,500           1,074,500
  Loans, net of allowance for loan losses of $5,539,531
    in 2001 and $6,632,555 in 2000                                                372,044,059         302,623,909
  Premises and equipment, net                                                       8,921,301           6,766,910
  Customers' liability on acceptances                                               4,447,128           6,235,177
  Other real estate owned, net                                                        673,938                  --
  Accrued interest receivable                                                       2,750,287           2,552,576
  Deferred income taxes, net                                                        1,621,735           1,839,809
  Investments in affordable housing partnerships                                    2,678,870           1,023,574
  Other assets                                                                      1,537,509           2,177,316
                                                                                -------------       -------------
  TOTAL                                                                         $ 586,673,314       $ 451,827,940
                                                                                =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits:
    Noninterest-bearing                                                         $ 168,530,001       $ 124,468,122
    Interest-bearing                                                              356,840,216         273,024,321
                                                                                -------------       -------------
           Total deposits                                                         525,370,217         397,492,443

  Acceptances outstanding                                                           4,447,128           6,235,177
  Accrued interest payable                                                          3,313,289           3,398,292
  Other borrowed funds                                                                324,401             973,914
  Accrued expenses and other liabilities                                            1,827,815             818,994
                                                                                -------------       -------------
           Total liabilities                                                      535,282,850         408,918,820
                                                                                -------------       -------------
  COMMITMENTS AND CONTINGENCIES (Notes 10 and 14)
  STOCKHOLDERS' EQUITY:
  Serial preferred stock, no par value; authorized, 2,000,000 shares; issued and outstanding, none
  Common stock, no par value; authorized, 12,000,000
    shares; issued and outstanding, 6,104,441 in 2001 and 5,272,214 in 2000        41,283,775          33,162,280
  Retained earnings                                                                10,098,100           9,755,521
  Accumulated other comprehensive income (loss), net of tax                             8,589              (8,681)
                                                                                -------------       -------------
  Total stockholders' equity                                                       51,390,464          42,909,120
                                                                                -------------       -------------
TOTAL                                                                           $ 586,673,314       $ 451,827,940
                                                                                =============       =============

See accompanying notes to financial statements

STATEMENTS OF INCOME


                                                                                 THREE YEARS ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------------------------------------------

                                                                 2001                  2000                 1999
INTEREST AND DIVIDEND INCOME:
  Interest and fees on loans                                 $ 29,670,066          $ 27,634,576         $ 16,980,161
  Interest on federal funds sold                                1,146,892             1,394,798            1,119,127
  Interest on taxable securities                                4,507,759             3,711,360            3,972,206
  Interest on tax-advantaged securities                           639,955                83,063               78,389
  Dividends on equity securities                                   62,912                68,145               46,992
  Others                                                           94,966                 6,081                3,917
                                                             ------------          ------------         ------------
          Total interest and dividend income                   36,122,550            32,898,023           22,200,792

INTEREST EXPENSE:
  Interest on deposits                                         13,705,835            11,607,707            7,132,949
  Interest on borrowed funds                                       42,810                89,407               40,737
                                                             ------------          ------------         ------------
          Total interest expense                               13,748,645            11,697,114            7,173,686

NET INTEREST INCOME BEFORE PROVISION FOR
  LOAN LOSSES                                                  22,373,905            21,200,909           15,027,106
PROVISION FOR LOAN LOSSES                                       1,200,000               500,000              804,431
                                                             ------------          ------------         ------------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                                  21,173,905            20,700,909           14,222,675

NONINTEREST INCOME:
  Customer service fees                                         5,473,995             4,625,523            3,924,849
  Fee income from trade finance transactions                    2,923,239             3,077,000            3,118,443
  Wire transfer fees                                              472,889               381,306              336,157
  Gain on sale of loans                                           524,652               121,432              286,575
  Net gain on sale of securities available for sale               196,616                    --                   --
  Other loan related service fees                                 647,485               433,483              322,501
  Other income                                                    378,973               292,879              571,381
                                                             ------------          ------------         ------------
          Total noninterest income                             10,617,849             8,931,623            8,559,906

NONINTEREST EXPENSE:
  Salaries and employee benefits                               10,980,021             9,404,936            8,378,619
  Occupancy                                                     1,436,769               946,743              993,894
  Furniture, fixture, and equipment                               802,633               562,687              456,208
  Net other real estate owned (income) expense                   (190,540)               49,815              128,102
  Data processing                                               1,348,309               924,521              785,640
  Professional services fees                                    1,040,396               764,410              947,332
  Business promotion and advertising                            1,121,494               758,701              555,938
  Stationery and supplies                                         777,447               561,587              526,536
  Telecommunications                                              449,256               270,843              274,526
  Postage and courier service                                     360,565               300,571              278,258
  Security service                                                523,812               396,926              385,866
  Other operating expenses                                      1,035,369               986,929              862,151
                                                             ------------          ------------         ------------
          Total noninterest expense                            19,685,531            15,928,669           14,573,070

INCOME BEFORE INCOME TAX PROVISION                             12,106,223            13,703,863            8,209,511

INCOME TAX PROVISION                                            4,346,522             5,301,277            3,067,122
                                                             ------------          ------------         ------------

NET INCOME                                                   $  7,759,701          $  8,402,586         $  5,142,389
                                                             ============          ============         ============

EARNINGS PER SHARE:
  Basic                                                      $       1.16          $       1.25         $       0.76
                                                             ============          ============         ============
  Diluted                                                    $       1.13          $       1.22         $       0.74
                                                             ============          ============         ============

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                             THREE YEARS ENDED DECEMBER 31, 2001

                                                                                                       Accumulated
                                                                                                           Other         Total
                                                                 Common Stock            Retained     Comprehensive  Stockholders'
                                                        -----------------------------
                                                          # of Shares       Amount       Earnings     Income (loss)     Equity
BALANCE, JANUARY 1, 1999                                    4,264,610   $ 26,033,902   $  4,592,437   $    (60,202)  $ 30,566,137

  Comprehensive income:
    Net income                                                                            5,142,389                     5,142,389
    Other comprehensive income -
       Change in unrealized loss on
     securities available for sale, net of tax                                                            (577,656)      (577,656)
                                                                                                                     ------------
          Comprehensive income                                                                                          4,564,733
                                                                                                                     ------------
  Stock options exercised                                       1,104          6,000                                        6,000
  Stock dividend                                              511,602      3,645,165     (3,645,165)
  Cash paid for fractional shares                                                            (1,077)                       (1,077)
                                                          -----------   ------------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 1999                                  4,777,316     29,685,067      6,088,584       (637,858)    35,135,793

  Comprehensive income:
    Net income                                                                            8,402,586                     8,402,586
    Other comprehensive income -
      Change in unrealized loss on
      securities available for sale, net of tax                                                            629,177        629,177
                                                                                                                     ------------
           Comprehensive income                                                                                         9,031,763
                                                                                                                     ------------
  Stock options exercised                                      17,010        106,976                                      106,976
  Stock dividend                                              620,888      4,231,365     (4,231,365)
  Cash paid for fractional shares                                                            (1,099)                       (1,099)
  Repurchase and retirement of
  common stock                                               (143,000)      (861,128)      (503,185)                   (1,364,313)
                                                          -----------   ------------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 2000                                  5,272,214     33,162,280      9,755,521         (8,681)    42,909,120

  Comprehensive income:
    Net income                                                                            7,759,701                     7,759,701
    Other comprehensive income:
      Change in unrealized gain (loss), net of tax, on:
        Securities available for sale                                                                      128,666
        Interest rate swap                                                                                (111,396)        17,270
                                                                                                                     ------------
           Comprehensive income                                                                                         7,776,971
  Stock options exercised                                     144,296        705,599                                      705,599
  Stock dividend                                              687,931      7,415,896     (7,415,896)
  Cash paid for fractional shares                                                            (1,226)                       (1,226)
                                                          -----------   ------------   ------------   ------------   ------------

BALANCE, DECEMBER 31, 2001                                  6,104,441   $ 41,283,775   $ 10,098,100   $      8,589   $ 51,390,464
                                                          ===========   ============   ============   ============   ============

See accompanying notes to financial statements.                      (Continued)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                THREE YEARS ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------------------------------------------------

                                                                              2001               2000            1999
Disclosures of reclassification amounts for December 31:

  Unrealized gain (loss) on securities available for sale:
    Unrealized holding gains (losses) arising during period,
      net of tax expense (benefit) of $143,264 in 2001,
       $441,944 in 2000, and ($405,755) in 1999                             $ 254,691         $ 629,177        $(577,656)

    Less reclassification adjustment for gains included in net
      income, net of tax expense of $70,591 in 2001                          (126,025)               --               --
                                                                            ---------         ---------        ---------

    Net change in unrealized gain (loss) on securities available for sale, net of tax expense (benefit) of
       $93,162 in 2001, $441,944 in 2000, and ($405,755) in 1999              128,666           629,177         (577,656)

  Unrealized loss on interest rate swap:
    Unrealized holding loss arising during period, net of tax
      benefit of $80,831 in 2001                                             (111,396)               --               --
                                                                            ---------         ---------        ---------

  Change in unrealized gain (loss) on securities available for
      sale and interest rate swap, net of tax                               $  17,270         $ 629,177        $(577,656)
                                                                            =========         =========        =========

See accompanying notes to financial statements.                      (Concluded)

STATEMENTS OF CASH FLOWS

                                                                                        THREE YEARS ENDED DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------------------------

                                                                                   2001               2000              1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                  $   7,759,701     $   8,402,586     $   5,142,389
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                   885,398           566,883           503,666
    Amortization of premium, net of accretion of discount,
        on securities avaliable for sale and securities held to maturity            303,926            76,378            56,004
    Provision for loan losses                                                     1,200,000           500,000           804,431
    Gain on sale of securities available for sale                                  (196,616)               --                --
    Gain on sale of SBA loans                                                      (524,652)         (121,432)         (286,575)
    Net (gain) loss on sale of other real estate owned                             (194,565)          (17,773)            4,107
    Loss on disposition of premises and
      equipment                                                                          --                --            66,787
    Proceeds from sale of SBA loans                                              17,506,379         5,806,977         6,802,290
    Deferred tax provision (benefit)                                                205,750          (527,566)         (498,478)
    Federal Home Loan Bank stock dividend                                            (8,300)           (9,000)               --
    Increase in accrued interest receivable                                        (197,711)         (882,249)         (108,047)
    Decrease (increase) in other assets                                             639,807        (1,166,169)          614,552
    (Decrease) increase in accrued interest payable                                 (85,003)        2,003,089           210,255
    Increase in accrued expenses
       and other liabilities                                                        816,587            97,074           453,563
                                                                              -------------     -------------     -------------

           Net cash provided by operating activities                             28,110,701        14,728,798        13,764,944
                                                                              -------------     -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net increase in interest-bearing deposits in other banks                             --                --          (100,000)
    Purchase of securities available for sale                                   (86,145,603)      (15,941,895)      (10,107,001)
    Proceeds from principal repayment, matured, or called
     securities available for sale                                               29,520,027         3,622,413         3,801,668
    Proceeds from sale of securities avaliable for sale                           7,491,243                --                --
    Purchase of securities held to maturity                                      (3,215,070)          (90,450)       (7,538,168)
    Proceeds from matured or called securities held to maturity                  22,481,928             1,770        26,591,234
    Purchase of Federal Home Loan Bank and Federal Reserve
       Bank stocks                                                                 (300,450)         (627,800)         (109,350)
    Proceeds from redemptions of Federal Home Loan Bank and
       Federal Reserve Bank stocks                                                1,221,750           443,700                --
    Net increase in loans                                                       (89,306,552)      (79,052,095)     (111,973,395)
    Proceeds from recoveries of loans previously charged-off                        780,998           868,491         1,269,056
    Purchases of premises and equipment                                          (3,039,789)         (990,604)         (787,087)
    Proceeds from disposition of premises and equipment                                  --            15,401                --
    Proceeds from sale of other real estate owned                                   444,305           563,773           671,910
    Net increase in investments in affordable housing partnerships               (1,655,296)         (773,574)         (253,500)
                                                                              -------------     -------------     -------------

           Net cash used in investing activities                               (121,722,509)      (91,960,870)      (98,534,633)
                                                                              -------------     -------------     -------------

                                                                     (continued)

                                                                                     2001              2000              1999

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                                      $ 127,877,774      $ 86,751,282      $  73,986,386
  Net (decrease) increase in other borrowed funds                                    (649,513)         (640,301)         1,504,478
  Proceeds from stock options exercised                                               705,599           106,976              6,000
  Stock dividend paid in cash for fractional share                                     (1,226)           (1,099)            (1,077)
  Repurchase and retirement of common stock                                                --        (1,364,313)                --
                                                                                -------------      ------------      -------------

      Net cash provided by financing activities                                   127,932,634        84,852,545         75,495,787
                                                                                -------------      ------------      -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               34,320,826         7,620,473         (9,273,902)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                       47,870,390        40,249,917         49,523,819
                                                                                -------------      ------------      -------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                          $  82,191,216      $ 47,870,390      $  40,249,917
                                                                                =============      ============      =============

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Interest paid                                                                 $  13,833,648      $  9,694,026      $   6,742,881
  Income taxes paid                                                             $   3,400,000      $  6,300,000      $   2,800,000

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING, OPERATING, AND FINANCING ACTIVITIES:

  Transfer of loans to other real estate owned                                  $   2,267,878                --                 --
  Loans made to facilitate the sale of other real estate owned                  $   1,344,000                --      $     994,500
  Transfer of retained earnings to common stock for stock dividend              $   7,415,896      $  4,231,365      $   3,645,165

See accompanying notes to financial statements.                      (Concluded)

NOTES TO FINANCIAL STATEMENTS

                                             THREE YEARS ENDED DECEMBER 31, 2001

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      California Center Bank (the "Bank") is a California state-chartered, FDIC-insured financial institution. The Bank maintains a branch network of eleven full-service locations, serving individuals and small to medium-sized businesses in the Los Angeles area, and three lending offices in the Denver, Seattle, and Phoenix areas. The Bank's primary source of revenue is from providing financing for business working capital, commercial real estate, and trade activities, and its investment portfolio. The accounting and reporting policies of the Bank are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

      Significant Group Concentrations of Credit Risk
      Most of the Bank's activities are with customers located within the greater Los Angeles region. Note 2 discusses the types of securities that the Bank invests in. Note 3 discusses the types of lending that the Bank engages in.

      Use of Estimates in the Preparation of Financial Statements
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

      Cash and Cash Equivalents
      Cash and cash equivalents include cash and due from banks, overnight federal funds sold, money market funds, and interest-bearing deposits in other banks, all of which have original maturities of less than 90 days.

      The Bank is required to maintain minimum reserve balances in cash with the Federal Reserve Bank. The average reserve balance requirement was approximately $983,000 and $753,000 during 2001 and 2000, respectively. The Bank also maintains a "clearance balance" reserve as required by the Federal Reserve Bank. During 2001 and 2000, the Bank's clearing balance requirement for each month was $500,000 for both years.

      Investment Securities
      Investments are classified into three categories and accounted for as follows:

          (i) Securities that the Bank has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost;

          (ii) Securities that are bought and held principally for the purpose of selling them in the near future are classified as "trading securities" and reported at fair value. Unrealized gains and losses are recognized in earnings; and

          (iii) Securities not classified as held to maturity or trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses are reported as a separate component of accumulated other comprehensive income in stockholders' equity, net of tax.

      Accreted discounts and amortized premiums on investment securities are included in interest income, using the interest method, and unrealized and realized gains or losses related to holding or selling of securities are calculated using the specific identification method. Any declines in the fair value of held to maturity or available for sale securities, below their cost that are deemed to be other than temporary, are reflected in the statements of income as realized loss.

      Federal Home Loan Bank Stock and Federal Reserve Bank Stock
      As a member of the Federal Home Loan Bank ("FHLB") of San Francisco, the Bank is required to own common stock in FHLB based upon the Bank's balance of residential mortgage loans, mortgage backed securities, and outstanding FHLB advances. There is no outstanding balance in FHLB advances as of December 31, 2001 and 2000 respectively. FHLB stock is carried at cost and may be sold back to FHLB at its carrying value. Both cash and stock dividends received are reported as dividend income. During 2001, the Bank sold all of its investment in stock of the Federal Reserve Bank when the Bank converted its status as a member bank under the supervision of the Federal Reserve System to become a nonmember bank under the supervision of the Federal Deposit Insurance Corporation and California Department of Financial Institutions.

      Loans
      Interest on loans is credited to income as earned and is accrued only if deemed collectible. Accrual of interest is discontinued when a loan is over 90 days delinquent or if management believes that collection is highly uncertain. Generally, payments received on non-accrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred that would warrant resumption of interest accruals.

      Nonrefundable fees, net of certain direct costs associated with the origination of loans are deferred and recognized as an adjustment of the loan yield over the life of the loan in a manner that approximates the interest method. Other loan fees and charges, representing service costs for the prepayment of loans, delinquent payments, or miscellaneous loan services, are recorded as income when collected.

      Certain Small Business Administration ("SBA") loans that the management has the intent to sell prior to maturity are designated as held for sale at origination and recorded at the lower of cost or market value, determined on an aggregate basis. A valuation allowance is established if the market value of such loans is lower than their cost, and operations are charged or credited for valuation adjustments. On loans sold, the Bank allocates the carrying value of such loans between the portion sold and the portion retained, based upon estimates of their relative fair values at the time of sale. The difference between the adjusted carrying value and the face amount of the portion retained is amortized to interest income over the life of the related loan using the interest method.

      Servicing assets are recognized when loans are sold with servicing retained. The servicing asset is included in other assets in the accompanying balance sheet and is recorded based on the present value of the contractually specified servicing fee, net of servicing cost, over the estimated life of the loan, using a discount rate of related note rate plus 2 percent. The servicing asset is amortized in proportion to and over the period of estimated servicing income. Management periodically evaluates the servicing asset for impairment, which is the carrying amount of the servicing asset in excess of the related fair value. The fair value of servicing assets is determined using a weighted average discount rate of 10.81 percent and prepayment speed of 16 percent at December 31, 2001. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment.

      Allowance for Loan Losses
      Loan losses are charged, and recoveries are credited to the allowance account. Additions to the allowance account are charged to provision for loan losses. The allowance for loan losses is maintained at a level considered adequate by management to absorb probable losses in the loan portfolio. The adequacy of the allowance for loan losses is determined by management based upon an evaluation and review of the loan portfolio, consideration of historical loan loss experience, current economic conditions, changes in the composition of the loan portfolio, analysis of collateral values, and other pertinent factors. While management uses available information to recognize possible losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additional allowance based on their judgments about information available to them at the time of their examination.

      Loans are measured for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. The amount of impairment and any subsequent changes are recorded through the provision for loan losses as an adjustment to the allowance for loan losses. Impairment is measured either based on the present value of the loan's expected future cash flows or the estimated fair value of the collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

      The Bank evaluates consumer loans for impairment on a pooled basis. These loans are considered to be smaller balance, homogeneous loans, and are evaluated on a portfolio basis considering the projected net realizable value of the portfolio compared to the net carrying value of the portfolio.

      Premises and Equipment
      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are computed on the straight-line method over the following estimated useful lives:

         Building                              30 years
         Furniture, fixture, and equipment     5 to 10 years
         Computer equipment                    3 years
         Leasehold improvements                life of lease or improvements,
                                               whichever is shorter

      Other Real Estate Owned
      Other real estate owned ("OREO"), which represents real estate acquired through foreclosure in satisfaction of commercial and real estate loans, is stated at fair value less estimated selling costs of the real estate. Loan balances in excess of the fair value of the real estate acquired at the date of acquisition are charged to the allowance for loan losses. Any subsequent decline in the fair value of OREO is recognized as a charge to operations and a corresponding increase to the valuation allowance of OREO. Gains and losses from sales and net operating expenses of OREO are included in current operations.

      Other Investments
      The Bank owns limited partnership interests in projects of affordable housing for lower income tenants. The investments in which the Bank has significant influence are recorded using the equity method of accounting. For those investments in limited partnerships for which the Bank does not have a significant influence, such investments are accounted for using the cost method of accounting and the annual amortization is based on the proportion of tax credits received in the current year to the total estimate tax credits to be allocated to the Bank. The tax credits are being recognized in the financial statements to the extent they are utilized on the Bank's tax returns.

      Income Taxes
      Deferred income taxes are provided for using an asset and liability approach. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements.

      Financial Instruments Held for Asset and Liability Management Purposes
      The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - Amendment of FAS 133 on January 1, 2001. There was no transition adjustment upon adoption by the Bank. These statements establish accounting and reporting standards for derivative instruments and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

      In accordance with these accounting standards, the Bank has identified certain variable-rate loans as a source of interest rate risk to be hedged in connection with the Bank's overall asset-liability management process. As these loans have contractually variable rates, there is a risk of fluctuation in interest income as interest rates rise and fall in future periods. In response to this identified risk, the Bank uses an interest rate swap as a cash flow hedge to hedge the interest rate risk associated with the cash flows of the specifically identified variable-rate loans. To qualify for hedge accounting, the Bank must demonstrate that at the inception of the hedge and on an on-going basis that the changes in the fair value of the hedging instrument is expected to be perfectly effective in offsetting related changes in the cash flows of the hedged loans due to the matched terms in both the interest rate swap and the hedged loans. Accordingly, the accumulated change in the fair value of the cash flow hedge is recorded in a separate component of stockholders' equity, net of tax, while ineffective portions are recognized in earnings immediately. Revenues or expenses associated with the interest rate swap are accounted for on an accrual basis and are recognized as adjustments to interest income on loans, based on the interest rates currently in effect for the interest rate swap agreement.

      Stock-Based Compensation
      The Bank has adopted SFAS No. 123, Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans. The standards include the recognition of compensation expense over the vesting period of the fair value of stock-based awards on the date of grant. SFAS No. 123 permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provide only the pro forma net income and pro forma net earnings per share disclosures as if the fair-value based method defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, compensation expense for fixed options would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Bank has elected to continue to apply the provisions of APB Opinion No. 25 in accounting for its stock option plan and provide the pro forma disclosure requirements of SFAS No. 123 in the footnotes to its financial statements.

      Earnings per Share
      Basic earnings per share ("EPS") exclude dilution and are computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings. EPS data for all periods presented was retroactively restated reflecting the 2002 stock dividend of 11 percent declared on February 13, 2002. (See Note
      19)

      Comprehensive income
      Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale and interest rate swap, are reported as a separate component of the stockholders' equity section of the balance sheets, such items, along with net income, are components of comprehensive income.

      Recent Accounting Pronouncements
      In September 2000, SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125, was issued. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The adoption of SFAS No. 140 did not have a material impact on the results of operations, financial position, or cash flows of the Bank.

      SFAS No. 141, Business Combinations, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interest method is no longer allowed. The adoption of SFAS No. 141 did not have an impact on the financial position, results of operations, or cash flows of the Bank.

      SFAS No. 142, Goodwill and Other Intangible Assets, requires that, once adopted, amortization of goodwill will cease and as an alternative, the carrying value of goodwill will be evaluated for impairment on an annual basis. Intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the Bank's financial position, results of operations, or cash flows.

      SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, supercedes SFAS No. 121 and Accounting Principals Board Opinion No. 30, SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. It also expands the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the Bank's financial position, result of operations, or cash flows.

      Reclassifications
      Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2.   INVESTMENT SECURITIES

     The following is a summary of the investment securities at December 31:

                                                                                         Gross         Gross          Estimated
                                                                       Amortized      Unrealized     Unrealized          Fair
                                                                          Cost           Gain           Loss            Value
-------------------------------------------------------------------------------------------------------------------------------
2001

Available for sale:
  U.S. Treasury securities                                            $ 2,125,008    $    44,367              -     $ 2,169,375
  U.S. Government agencies securities                                   8,984,408        224,705              -       9,209,113
  Corporate debt securities                                             6,545,848        108,769    $   (25,717)      6,628,900
  U.S. Government agencies mortgage-backed securities                  58,311,730        318,528       (312,304)     58,317,954
  U.S. Government agencies collateralized mortgage obligations          4,616,898         75,360              -       4,692,258
  U.S. Government agencies asset-backed securities                         52,984          1,077            (70)         53,991
  Government agencies preferred stock                                  13,675,916         12,873       (240,540)     13,448,249
                                                                      -----------    -----------    -----------     -----------

Total                                                                 $94,312,792    $   785,679    $  (578,631)    $94,519,840
                                                                      ===========    ===========    ===========     ===========

Held to maturity:
  U.S. Government agency securities                                   $ 8,999,464    $   311,786              -     $ 9,311,250
  U.S. Government agencies mortgage-backed securities                     422,261              -    $    (6,280)        415,981
  Municipal securities                                                  5,504,206         31,854        (39,178)      5,496,882
                                                                      -----------    -----------    -----------     -----------

Total                                                                 $14,925,931    $   343,640    $   (45,458)    $15,224,113
                                                                      ===========    ===========    ===========     ===========

2000

Available for sale:
  U.S. Treasury securities                                            $ 5,005,453              -    $    (7,328)    $ 4,998,125
  U.S. Government agencies securities                                  15,000,000              -       (107,500)     14,892,500
  Corporate debt securities                                             2,005,580              -         (4,680)      2,000,900
  U.S. Government agencies mortgage-backed securities                  11,076,845    $   192,595              -      11,269,440
  U.S. Government agencies collateralized mortgage                     12,099,022              -        (86,343)     12,012,679
  U.S. Government agencies asset-backed securities                         94,653              -         (1,523)         93,130
                                                                      -----------    -----------    -----------     -----------

Total                                                                 $45,281,553    $   192,595    $  (207,374)    $45,266,774
                                                                      ===========    ===========    ===========     ===========

Held to maturity:
  U.S. Government agency securities                                   $31,479,929              -    $  (150,780)    $31,329,149
  U.S. Government agencies mortgage-backed securities                     424,830              -        (20,327)        404,503
  Municipal securities                                                  2,292,246              -        (41,711)      2,250,535
                                                                      -----------    -----------    -----------     -----------

Total                                                                 $34,197,005              -    $  (212,818)    $33,984,187
                                                                      ===========    ===========    ===========     ===========

     Accrued interest and dividend receivable on investment securities totaled $985,795 and $775,045 at December 31, 2001 and 2000, respectively. For the year ended December 31, 2001, proceeds from sales of securities available for sale amounted to $7,491,243, with gross realized gain of $204,845 and gross realized loss of $8,229.

     The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity, are shown below. Although mortgage-backed securities and collateralized mortgage obligations have contractual maturities through 2031, expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, the U.S. Government agencies, which issued preferred stock with no maturity have the right to call these obligations at par.

                                                        Available for Sale               Held to Maturity
                                                -------------------------------  -------------------------------
                                                 Amortized Cost     Fair Value    Amortized Cost     Fair Value
Within 1 year                                      $ 2,000,000     $ 2,050,000     $         -      $         -
Over 1 year through 5 years                         15,655,264      15,957,388       7,999,464        8,261,563
Over 5 years through 10 years                                -               -       5,696,815        5,747,951
Over 10 years                                                -               -         807,391          798,618
                                                   -----------     -----------     -----------      -----------
                                                    17,655,264      18,007,388      14,503,670       14,808,132

Mortgage-backed securities and collateralized
  mortgage obligations                              62,928,628      63,010,212         422,261          415,981
Asset-backed securities                                 52,984          53,991               -                -
U.S. Government agencies preferred stock            13,675,916      13,448,249               -                -
                                                   -----------     -----------     -----------      -----------

Total                                              $94,312,792     $94,519,840     $14,925,931      $15,224,113
                                                   ===========     ===========     ===========      ===========

     U.S. Government agencies, U.S. Treasury, and mortgage-backed securities with a total carrying value of $24,416,650 (available for sale at fair market value of $15,417,186 and held to maturity at amortized cost of $8,999,464) and $30,955,901 (available for sale at fair market value of $10,955,100 and held to maturity at amortized cost of $20,000,801) were pledged to secure a deposit from the State of California, short term borrowing lines, an interest rate swap agreement, and for other purposes as required or permitted by law at December 31, 2001 and 2000, respectively.

3.   LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans consist of the following at December 31:

                                                        2001            2000
     ---------------------------------------------------------------------------
     Real estate:
        Construction                              $  12,850,533   $   1,275,952
        Commercial                                  161,669,944     114,284,468
     Commercial                                      95,729,908      91,300,519
     Small Business Administration                   46,955,297      39,116,039
     Trade finance                                   26,830,349      34,841,421
     Consumer                                        35,128,320      27,665,995
     Other                                               21,674       1,744,123
                                                  -------------   -------------

                                                    379,186,025     310,228,517
                                                  =============   =============

     Less: Allowance for Loan Losses                 (5,539,531)     (6,632,555)
               Deferred Loan Fees                      (463,114)       (398,343)
            Discount on SBA Loans Retained           (1,139,321)       (573,710)
                                                  -------------   -------------

     Loans, net                                   $ 372,044,059   $ 302,623,909
                                                  =============   =============

     At December 31, 2001 and 2000, the Bank serviced loans sold to unaffiliated parties in the amounts of $33,620,995 and $20,596,393, respectively. The Bank has capitalized $328,819, $106,447, and $122,468 of servicing assets and amortized $19,617, $ 10,884, and $5,793 during the years ended December 31, 2001, 2000, and 1999, respectively. The valuation allowance for the servicing assets amounted to $20,731 as of December 31, 2001. There was no valuation allowance for the servicing assets at December 31, 2000. The servicing assets are included in other assets in the accompanying balance sheets.

     The following is an analysis of all loans to officers and directors of the Bank and its affiliates as of December 31, 2001, 2000, and 1999. All such loans were made under terms that are consistent with the Bank's normal lending policies.

                                                       2001           2000          1999
     --------------------------------------------------------------------------------------
     Balance at beginning of year                  $ 2,076,856    $ 4,347,374   $ 8,639,284
     New loans or disbursements                        485,391        121,961       395,055
                                                   -----------    -----------   -----------

                                                     2,562,247      4,469,335     9,034,339
     Less: repayments in year                         (801,992)    (2,392,479)   (4,686,965)
                                                   -----------    -----------   -----------

     Balance at end of year                        $ 1,760,255    $ 2,076,856   $ 4,347,374
                                                   -----------    -----------   -----------

     Available lines of credit at end of year      $   303,080    $   196,770   $ 3,442,529
                                                   ===========    ===========   ===========

     At December 31, 2001, 2000, and 1999, the above schedule included loans to an outside party of $882,274, $1,585,539, and $2,163,097, respectively, which were guaranteed by a director of the Bank.

     The following is a summary of activity in the allowance for loan losses for the years ended December 31:

                                                       2001           2000          1999
     --------------------------------------------------------------------------------------
     Balance, beginning of year                    $ 6,632,555    $ 6,560,664   $ 4,942,748
     Provision for loan losses                       1,200,000        500,000       804,431
     Charge-offs                                    (3,074,022)    (1,296,600)     (455,571)
     Recoveries of charge-offs                         780,998        868,491     1,269,056
                                                   -----------    -----------   -----------

     Balance, end of year                          $ 5,539,531    $ 6,632,555   $ 6,560,664
                                                   ===========    ===========   ===========

     Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the real estate market in California. Should the real estate market experience an overall decline in property values, the ability of borrowers to make timely scheduled principal and interest payments on the Bank's loans may be adversely affected and, in turn, may result in increased delinquencies and foreclosures. In the event of foreclosures under such conditions, the value of the property acquired may be less than the appraised value when the loan was originated and may, in some instances, result in insufficient proceeds upon disposition to recover the Bank's investment in the foreclosed property. Furthermore, although most of the Bank's trade finance activities are related to trade with Asia, all of the Bank's loans are made to companies domiciled in the United States of America.

     The Bank has historically made three types of credit extensions involving direct exposure to the Korean economy; commercial loans to U.S. affiliates/subsidiaries/branches of companies headquartered in South Korea, acceptances with Korean banks, and standby letters of credit issued by Korean banks. In certain instances, standby letters of credit issued by Korean banks support the loans made to the U.S. affiliates or branches of Korean companies, to which the Bank has extended loans. In addition, the Bank makes certain loans to U.S. domestic business customers in the import or export business whose operations are indirectly affected by the economies of various Pacific Rim countries. Of the total loans outstanding and unused commitments involving indirect country risk, approximately 50.8% at December 31, 2001, involve borrowers doing business with Korea, with the remaining percentages to other individual Pacific Rim countries being relatively small in relation to the total loans involving country risk. As a result, with the exception of Korea, the Bank does not believe it has significant indirect country risk exposure to any other Pacific Rim countries.

     Loans involving direct exposure to the Korean economy totaled $18.7 million or 4.2% of total loans and commitments as of December 31, 2001, while loans to those customers in the import or export business whose operations are indirectly affected by the economies of South Korea and other Pacific Rim countries totaled $47.4 million or 10.8% of total loans and commitments as of December 31, 2001.

     The Bank limits its risk to export loans by participating in the state and federal agency supported export programs such as the Export Working Capital Program (EWCP) and the California Export Finance Office (CEFO), which guarantee 70-90% of the export loans. It is also the Bank's requirement that all export receivables are supported by Letters of Credit issued by established creditworthy commercial banks. As of December 31, 2001, approximately $2.4 million or 22.5% of the $10.8 million export loans and commitments are guaranteed by either the EWCP or the CEFO.

      At December 31, 2001 and 2000, the Bank had classified $1,094,649 and $1,122,943 of its loans as impaired with specific reserves of $112,238 and $59,455, respectively. At December 31, 2001, loans classified as impaired without specific reserves amounted to $1,260,377. The average recorded investment in impaired loans during the years ended December 31, 2001, 2000, and 1999 was $4,763,760, $1,405,791, and $1,892,157, respectively.
      Interest income of $324,097, $137,838, and $155,368 was recognized on impaired loans during the years ended December 31, 2001, 2000, and 1999, respectively.

4.    PREMISES AND EQUIPMENT

      The following is a summary of the major components of premises and equipment as of December 31:

                                                                 2001               2000
      ----------------------------------------------------------------------------------------
      Land                                                   $  3,392,799       $  3,392,799
      Building                                                  2,672,615          2,672,615
      Furniture, fixture, and equipment                         4,064,767          2,571,691
      Leasehold improvements                                    2,412,657          1,269,245
      Construction in progress                                    349,059             41,126
                                                             ------------       ------------
                                                               12,891,897          9,947,476

      Accumulated depreciation and amortization                (3,970,596)        (3,180,566)
                                                             ------------       ------------

      Premises and equipment, net                            $  8,921,301       $  6,766,910
                                                             ============       ============

      Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to $885,398, $566,883 and $503,666, respectively.

5.    OTHER REAL ESTATE OWNED

      As of December 31, 2001, other real estate owned consisted of a single family residence, with a carrying value of $673,938.

      For the years ended December 31, 2001, 2000 and 1999, other real estate owned (income) expense, net, are comprised of the following:

                                                              2001               2000             1999
      ---------------------------------------------------------------------------------------------------
      Net gain on sale of other real estate owned           $(194,565)         $ (17,773)       $  (4,107)
      Operating Expenses                                        4,025             67,588          132,209
                                                            ---------          ---------        ---------

      Other real estate owned (income) expense, net         $(190,540)         $  49,815        $ 128,102
                                                            =========          =========        =========


6.    OTHER INVESTMENTS

      The Bank has invested in certain limited partnerships that were formed to develop and operate several apartment complexes designed as high-quality affordable housing for lower income tenants throughout the state of California and other states. The Bank's ownership in each limited partnership varies from under 2% to 21%. At December 31, 2001 and 2000 the investments in these limited partnerships amounted to

      $2,678,870 and $1,023,574, respectively. One of the three limited partnerships invested by the Bank is accounted for using the equity method of accounting, since the Bank has significant influence over the partnership. For those investments in limited partnerships for which the bank does not have a significant influence, such investments are accounted for using the cost method of accounting and the annual amortization is based on the proportion of tax credits received in the current year to total estimated tax credit to be allocated to the Bank. Each of the partnerships must meet the regulatory minimum requirements for affordable housing for a minimum 15 years compliance period to fully utilizes the tax credits. If the partnerships cease to qualify during the compliance period, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest.

      The approximate remaining federal and state tax credit to be utilized over a multiple-year period is $2,504,464 as of December 31, 2001. The Bank's usage of tax credits are $153,000 and $98,723 during 2001 and 2000, respectively. Investment amortization amounted to $84,489 and $62,058 for the years ended December 31, 2001 and 2000.

7.    DEPOSITS

      Deposits consist of the following at December 31:

                                                           2001           2000
      --------------------------------------------------------------------------

      Demand deposits (noninterest-bearing)         $168,530,001    $124,468,122
      Money market accounts and NOW                   77,690,011      52,268,814
      Savings                                         30,252,975      22,570,342
                                                    ------------    ------------

                                                     276,472,987     199,307,278
                                                    ------------    ------------

      Time deposits:
           Less than $100,000                         77,189,802      64,459,551
           $100,000 or more                          171,707,428     133,725,614
                                                    ------------    ------------

                                                     248,897,230     198,185,165
                                                    ------------    ------------

      Total                                         $525,370,217    $397,492,443
                                                    ============    ============

      Time deposits by maturity dates are as follows at December 31, 2001:


      Less than 3 months                                            $124,861,744
      Over 3 through 6 months                                         69,757,549
      Over 6 through 12 months                                        53,397,817

      Over 12 months                                                     880,120
                                                                    ------------

      Total                                                         $248,897,230
                                                                    ============

      A summary of interest expense on deposits is as follows for the years ended December 31:

                                            2001             2000          1999
      --------------------------------------------------------------------------
      Money market accounts and NOW      $ 1,578,826     $ 1,855,610    $ 1,366,852
      Savings                                615,226         645,544        632,479
      Time deposits:
             Less than $100,000            3,633,057       3,068,230      1,922,807
             $100,000 or more              7,878,726       6,038,323      3,210,811
      -----------------------------------------------------------------------------

      Total                              $13,705,835     $11,607,707    $ 7,132,949
                                         ===========     ===========    ===========

      During 2001 and 2000, the Bank accepted deposits from the State of California. As of December 31, 2001 and 2000 these deposits totaled $10,000,000. The Bank has pledged U.S. government agencies and mortgage-back securities with a total carrying value of $12,931,419 (available for sale at fair market value of $5,931,955 and held to maturity at amortized cost of $6,999,464) and $20,981,350 (available for sale at fair market value of $3,981,350 and held to maturity at amortized cost of $17,000,000) as of December 31, 2001 and 2000, respectively, to secure such public deposits. Interest expense for the year ended December 31, 2001 and 2000 was $442,142 and $150,800, respectively. There was no interest expense in 1999.

      In the ordinary course of business, the Bank has received deposits from certain directors, executive officers, and businesses with which they are associated. At December 31, 2001 and 2000, the total of these deposits amounted to $2,723,087 and $1,481,536, respectively.

8.    OTHER BORROWED FUNDS

      The Bank generally borrows funds from the Treasury, Tax, and Loan Investment Program, which is administered by the Federal Reserve Bank. Borrowings obtained from the Treasury, Tax, and Loan Investment Program mature within a month from the transaction date.

      Under the program, the Bank receives funds from the U.S. Treasury Department in the form of open-ended notes, up to a total of $2,200,000. The Bank has pledged U.S. government agencies and/or mortgage-backed securities with a total carrying value of $3,530,499 (available for sale at fair market value of $2,530,499 and held to maturity at amortized cost of $1,000,000) at December 31, 2001 and $2,975,625 (available for sale at fair market value of $1,975,625 and held to maturity at amortized cost of $1,000,000) at December 31, 2000, as collateral to participate in the program. The total borrowed amount outstanding at December 31, 2001 and 2000 was $324,401 and $973,914, respectively. Interest expense on these notes was $42,685 in 2001, $75,647 in 2000, and $40,058 in 1999,
      reflecting average interest rates of 3.28%, 6.12% and 3.49%, respectively.

9.    INCOME TAXES

      The following is a summary of income tax expense (benefit) for the year ended December 31:

                                                       2001             2000            1999
      Current
        Federal                                     $ 3,342,701     $ 4,751,835      $ 3,104,498
        State                                           798,071       1,077,008          461,102
                                                    -----------     -----------      -----------

                                                    $ 4,140,772     $ 5,828,843      $ 3,565,600
                                                    ===========     ===========      ===========
      Deferred
        Federal                                     $    58,021     $  (379,889)     $  (532,256)
        State                                           147,729         220,118          297,778
                                                    -----------     -----------      -----------

                                                    $   205,750     $  (159,771)     $  (234,478)
                                                    ===========     ===========      ===========


      Federal                                       $ 3,400,722     $ 4,371,946      $ 2,572,242
      State                                             945,800       1,297,126          758,880
      Change in valuation allowance for
         deferred tax asset                                            (367,795)        (264,000)
                                                    -----------     -----------      -----------

                                                    $ 4,346,522     $ 5,301,277      $ 3,067,122
                                                    ===========     ===========      ===========

      As of December 31, 2001 and 2000, the cumulative temporary differences, as tax effected, are as follows:

                                                                        2001              2000
      ---------------------------------------------------------------------------------------------
      Deferred tax assets:
        Statutory bad debt deduction less than
          financial statement provision                              $   868,936      $ 1,160,494
        Unrealized loss on securities available for sale                       -            6,098
        Deferred loan fees                                               207,668          164,699
        Depreciation                                                     268,704          199,114
        State taxes                                                      282,659          309,404
      ---------------------------------------------------------------------------------------------

      Total deferred tax assets                                        1,627,967        1,839,809

      ---------------------------------------------------------------------------------------------
      Deferred tax liabilities
        Net unrealized gain on available for sale securities and
           interest rate swap                                             (6,232)               -
      ---------------------------------------------------------------------------------------------
      Deferred income taxes, net                                     $ 1,621,735      $ 1,839,809
      ---------------------------------------------------------------------------------------------

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax-planning strategies in making this assessment. During 2001 and 2000, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Bank believes the net deferred tax assets are more likely than not to be realized.

     Applicable income taxes in 2001, 2000, and 1999 resulted in effective tax rates of 35.90 percent, 38.68 percent, and 37.36 percent, respectively. The primary reasons for the differences from the federal statutory tax rate of 35 percent are as follows:

                                                                    2001           2000          1999
     --------------------------------------------------------------------------------------------------
     Income tax expense at federal statutory rate              $ 4,237,178    $ 4,796,352    $2,791,234
     State franchise taxes, net of federal
       income tax expense                                          624,228        843,132       500,861
     Reduction in valuation allowance                                    -       (367,795)     (264,000)
     Low income housing tax credits                               (153,000)       (98,723)            -
     Tax-advantaged interest income                                (52,890)       (31,216)      (24,411)
     Dividend received deduction for stock investments            (106,661)             -             -
     Others, net                                                  (202,333)       159,527        63,438
     --------------------------------------------------------------------------------------------------

                                                               $ 4,346,522    $ 5,301,277    $3,067,122
     --------------------------------------------------------------------------------------------------

10.  COMMITMENTS AND CONTINGENCIES

     The Bank leases its premises under noncancelable operating leases. At December 31, 2001, future minimum rental commitments under these leases are as follows:

     Year                                                      Amount
     -----------------------------------------------------------------

     2002                                                  $   897,630
     2003                                                      918,661
     2004                                                      841,526
     2005                                                      768,409
     2006                                                      491,857
     -----------------------------------------------------------------

                                                           $ 3,918,083
     =================================================================

     Rental expense recorded under such leases amounted to approximately $725,234 in 2001, $430,327 in 2000, and $425,925 in 1999.

     In the normal course of business, the Bank is involved in various legal claims. Management has reviewed all legal claims against the Bank with outside legal counsel and has taken into consideration the views of such counsel as to the outcome of the claims. In management's opinion, the final disposition of all such claims will not have a material adverse effect on the financial position and results of operations of the Bank.

11.  STOCKHOLDERS' EQUITY

     Under California State Banking Law, the Bank may not pay a cash dividend, which exceeds the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any cash distribution made during the period. During 2001, 2000, and 1999, the Bank paid 13%, 13%, and 12% in stock dividends, respectively. (See Note 19)

     In January 2001, the Articles of Incorporation of the Bank were amended to increase the Bank's authorized shares of "Common Stock" and second class of shares, to be called "Serial Preferred Stock," to 12,000,000 and 2,000,000, respectively. The Bank made a two-for-one stock split on record date as of January 18, 2001 and payable on February 8, 2001.

     The Bank has a Stock Option Plan, adopted in 1986 and as amended in 1996, under which options may be granted to key employees and directors of the Bank. The Stock Option Plan authorized the issuance of up to 1,536,126 shares of the Bank's unissued common stock, reflecting stock splits and stock dividends issued, as of December 31, 2001. Under the Stock Option Plan, option prices may not be less than 100% of the fair market value at the date of grant. Options may be exercised at the rate of 33-1/3% per year for directors (Non-Qualified Stock Option Plan) and 20% per year for employees (Incentive Stock Option Plan) and all options not exercised expire ten years after the date of grant.

     The following is a summary of activities in the stock option plan for the years ended December 31:


                                                  2001                     2000                     1999
                                      ----------------------------------------------------------------------------
                                                     Weighted                    Weighted                Weighted
                                                      Average                     Average                 Average
                                                     Exercise                    Exercise                Exercise
                                       # of Shares    Price      # of Shares      Price    # of Shares     Price
------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           707,858   $    7.64       616,692    $    7.52      460,744   $    7.39

Effect on options due to
  stock dividend                            88,268        5.57        79,290         6.83       54,100        7.13
Granted                                    135,000       10.06        75,000         8.72      112,000        8.13
Forfeited                                  (17,711)       6.84       (46,114)        6.88       (9,048)       5.97
Exercised                                 (144,296)       4.89       (17,010)        6.29       (1,104)       5.44
                                         ---------                 ---------                 ---------
Outstanding, end of year                   769,119   $    6.48       707,858    $    7.64      616,692   $    7.52
                                         =========                 =========                 =========
Options exercisable at year-end            487,678   $    5.39       228,589    $    5.33      130,656   $    6.50
                                         =========                 =========                 =========
Weighted-average fair value of
  options granted during the year                    $    5.02                  $    2.69                $    2.68
==================================================================================================================



     The fair values of options granted under the Bank's Stock Option Plan during 2001, 2000, 1999 was estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions used: no dividends yield; expected life of three to five years; expected volatility of 54%, 24% and 21% for 2001, 2000 and 1999, respectively. The assumptions used were no cash dividends; and a risk-free interest rate of 6.0% and 6.1% for 2000, 6.3% for 1999.


     Information pertaining to stock options outstanding at December 31, 2001 is as follows:

                                                       Options Outstanding
 ---------------------------------------------------------------------------------------------------
                                                          Weighted-
                                                           Average        Weighted-
                                                          Remaining        Average
                                       Number            Contractual       Exercise        Number
 Range of Exercise Prices           Outstanding              Life           Price        Exercisable
 $4.26 - 6.25                              440,630       6.12 years       $   5.18          422,042
 $6.26 - 8.25                              193,489       7.78 years       $   6.76           65,636
 $8.26 - 10.25                              97,500       9.70 years              -                -
 $10.26 - 12.25                             32,500       9.30 years              -                -
 $12.26  - $14.25                            5,000       9.57 years              -                -
 --------------------------------------------------------------------------------------------------
                                           769,119       7.69 years       $   5.39          487,678
 --------------------------------------------------------------------------------------------------

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Bank continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bank's stock option plan been determined based on the fair values at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the Bank's net income and earnings per share for the years ended December 31 would have been reduced to the pro forma amounts indicated below:


                                                     2001                2000              1999
 --------------------------------------------------------------------------------------------------
 Net income:
   As reported                                  $    7,759,701     $    8,402,586     $  5,142,389
   Pro forma                                    $    7,536,890     $    8,177,083     $  4,959,544
 --------------------------------------------------------------------------------------------------

 Earnings per share:
   As reported:
     Basic earnings per share                   $         1.16     $         1.25     $       0.76
     Diluted earnings per share                 $         1.13     $         1.22     $       0.74
   Pro forma:
     Basic earnings per share                   $         1.13     $         1.22     $       0.74
     Diluted earnings per share                 $         1.10     $         1.19     $       0.72
 ==================================================================================================

12.  EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations at December 31, 2001, 2000, and 1999. Earnings per share data have been restated for all periods presented to reflect stock dividend declared on February 13, 2002 (see Note 19).

                                                                      # of      Per Share
                                                   Income             Shares      Amount
     --------------------------------------------------------------------------------------
     2001
     Basic EPS -
      Income available to common stockholders    $ 7,759,701       6,685,546      $   1.16

     Effect of Dilutive Securities -
      Options                                              -         191,582      $  (0.03)

     Diluted EPS -
      Income available to common stockholders    $ 7,759,701       6,877,128      $   1.13
     -------------------------------------------------------------------------------------

     2000
     Basic EPS -
      Income available to common stockholders    $ 8,402,586       6,712,506      $   1.25

     Effect of Dilutive Securities -
      Options                                              -         195,172      $  (0.03)

     Diluted EPS -
      Income available to common stockholders    $ 8,402,586       6,907,678      $   1.22
     -------------------------------------------------------------------------------------

     1999
     Basic EPS -
      Income available to common stockholders    $ 5,142,389       6,752,673      $   0.76

     Effect of Dilutive Securities -
      Options                                              -         159,553      $  (0.02)

     Diluted EPS -
      Income available to common stockholders    $ 5,142,389       6,912,226      $   0.74
     -------------------------------------------------------------------------------------

13.  EMPLOYEE BENEFIT PLAN

     The Bank has an Employees' Profit Sharing and Savings Plan (the "Plan"), as amended in 2000, for the benefit of substantially all of its employees, who have reached a minimum age of 21 years. The employee is allowed to contribute to the Plan up to the maximum percentage allowable, not to exceed the limits of IRS Code Sections 401(k), 404 and 415. The Bank's matching contribution will be equal to the sum of 75 percent of the employee's contribution up to 4 percent of his/her compensation plus 25 percent of the employee's contribution that exceeds 4 percent but less than 8 percent of his/her compensation. The Bank may also make a discretionary contribution, which is not limited to the current or accumulated net profit, as well as a qualified nonelective contribution, with both amounts determined by the Bank. For the years ended December 31, 2001, 2000, and 1999, the Bank has made matching contributions of $158,444, $155,880, and $104,163, and no discretionary or qualified nonelective contributions.

14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commercial letters of credit, standby letters of credit and performance bonds. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

      The Bank's exposure to credit loss is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of the collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

      Commercial letters of credit, standby letters of credit, and performance bonds are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

      A summary of the notional amounts of the Bank's financial instruments relating to extension of credit with off-balance sheet risk at December 31, 2001 and 2000 follows:

                                              2001             2000
      -----------------------------------------------------------------

      Commitments to extend credit      $  45,235,628     $  36,497,132
      Standby letters of credit             3,329,802         3,785,195
      Commercial letters of credit         12,682,434        19,528,602
      Performance bonds                       416,856           185,586
      -----------------------------------------------------------------


      The Bank has an employment agreement with its President and Chief Executive Officer, Mr. Seon Hong Kim commencing September 1, 2001 for a term of three years with an initial base salary of $240,000 per year with annual increases based on increases in the consumer price index not to exceed 7%, plus an incentive bonus equal to three percent of California Center Bank's earnings for the year which exceed California Center Bank's pre-tax earnings for the previous year. In the event of termination without cause or due to a merger or corporate reorganization where these is a change in more than 25% ownership of California Center Bank, Mr. Kim is entitled to receive the balance of his salary due under the Agreement or twelve (12) months severance pay, whichever is less.


      At December 31, 2001, the Bank has one interest rate swap agreement at a notional amount of $45,000,000, wherein the Bank receives a fixed rate of 5.89%, at semi-annual intervals, and pays floating rate at quarterly intervals based on Wall Street Prime rate. This contract matures on October 30, 2003. At December 31, 2001, the Wall Street Prime rate was
      4.75 percent. Interest income from loans was increased by $64,984 for the year ended December 31, 2001. At December 31, 2001, the fair value of the interest rate swap is at an unfavorable position of $111,396, net of tax of $80,831, and is included in accumulated other comprehensive income. At December 31, 2001, the related liability on the interest rate swap of $192,227 is included in accrued expenses and other liabilities.

      The credit risk associated with the interest rate swap agreement represents the accounting loss that would be recognized at the reporting date if the counterparty failed completely to perform as contracted and any collateral or security proved to be of no value. To reduce such credit risk, the Bank evaluates the counterparty's credit rating and financial position. In management's opinion, the Bank did not have a significant exposure to the individual counterparty prior to the maturity of the interest rate swap agreement.

15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair value of financial instruments has been determined by the Bank, using available market information and appropriate valuation methodologies available to management at December 31, 2001 and 2000. However, considerable judgment is required to interpret market data in order to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the

      Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Furthermore, fair values disclosed hereinafter do not reflect any premium or discount that could result from offering the instruments for sale. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

      The estimated fair values and related carrying amounts of the Bank's financial instruments are as follows:

                                                            December 31, 2001             December 31, 2000
                                                    ------------------------------------------------------------
                                                       Carrying        Estimated       Carrying       Estimated
                                                        Amount        Fair Value        Amount       Fair Value
      ----------------------------------------------------------------------------------------------------------
      Assets:                                                      (Dollars in thousands)
        Cash and cash equivalents                     $  82,191     $  82,191       $   47,870       $   47,870
        Interest-bearing deposits in other banks            200           200              200              200
        Investment securities available for sale         94,520        94,520           45,267           45,267
        Investment securities held to maturity           14,926        15,224           34,197           33,984
        Loans receivable, net                           372,044       374,507          302,623          301,658
        Federal Reserve and Federal Home Loan
          Bank stocks                                       162           162            1,075            1,075
        Customers' liability on acceptances               4,447         4,447            6,235            6,235
        Accrued interest receivable                       2,750         2,750            2,553            2,553
      ---------------------------------------------------------------------------------------------------------

      Liabilities:
        Deposits                                        525,370       526,396          397,492       $  398,829
        Other borrowed funds                                324           324              973              973
        Acceptances outstanding                           4,447         4,447            6,235            6,235
        Accrued interest payable                          3,313         3,313            3,398            3,398
      ---------------------------------------------------------------------------------------------------------

      Off-balance sheet items:
        Commitments to extend credit                          -     $     339                -       $      182
        Standby letters of credit                             -            58                -               57
        Commercial letters of credit                          -            48                -               73
        Performance bonds                                     -             7                -                3
      ---------------------------------------------------------------------------------------------------------

      Derivative:
        Interest rate swap liability                  $    (192)    $    (192)               -                -
      =========================================================================================================

      The methods and assumptions used to estimate the fair value of each class of financial statements for which it is practicable to estimate that value are explained below:

         Cash and Cash Equivalents - The carrying amounts approximate fair value due to the short-term nature of these instruments.

         Interest-Bearing Deposits in Other Banks - The carrying amounts approximate fair value due to the short-term nature of these investments.

         Securities - The fair value of securities is generally obtained from market bids from similar or identical securities, or obtained from independent securities brokers or dealers.

         Loans - Fair values are estimated for portfolios of loans with similar financial characteristics, primarily fixed and adjustable rate interest terms. The fair values of fixed rate loans are based on discounted cash flows utilizing applicable risk-adjusted spreads relative to the current pricing of similar fixed rate loans, as well as anticipated repayment schedules. The fair value of adjustable rate loans is based on the estimated discounted cash flows utilizing the discount rates that approximate the pricing of loans collateralized by similar properties or assets. The fair value of nonperforming loans at December 31, 2001 and 2000 was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The estimated fair value is net of allowance for loan losses, deferred loan fees, and deferred gain on SBA loans.

         Federal Reserve Bank and Federal Home Loan Bank stocks - The carrying amount approximates fair value, as the stocks may be sold back to the Federal Reserve Bank and the Federal Home Loan Bank at carrying value.

         Accrued Interest Receivable and Accrued Interest Payable - The carrying amounts approximate fair value due to the short-term nature of these assets and liabilities.

         Customer's Liability on Acceptances and Acceptances Outstanding - The carrying amounts approximate fair value due to the short-term nature of these assets.


         Investments in Affordable Housing Partnerships - The carrying amount of the Bank's investments in limited partnerships at December 31, 2001 and 2000 was $2,678,870 and $1,023,574, respectively. There is no readily available market for these investments and it is not practicable to determine a fair value since this would require an appraisal of the housing complexes involved which could only be initiated by the sponsor of the partnerhips.


         Deposits - The fair value of nonmaturity deposits is the amount payable on demand at the reporting date. Nonmaturity deposits include noninterest-bearing demand deposits, savings accounts, NOW accounts, and money market accounts. Discounted cash flows have been used to value term deposits such as certificates of deposit. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

         Other Borrowed Funds - The carrying amounts approximate fair value due to the short-term nature of these instruments.

         Loan Commitments, Letters of Credit, and Performance Bond - The fair value of loan commitments and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commercial letters of credit and performance bonds is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. Furthermore, fair values disclosed hereinafter do no reflect any premium or discount that could result from offering the instruments for sale. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

         Interest Rate Swap - The fair value of interest rate swap is based on the quoted market prices obtained from an independent pricing service.

16.   REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as required under risk-based capital guidelines. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2001 and 2000, the Bank meets all capital adequacy requirements to which it is subject.

      At December 31, 2001, as the Bank is subject to a Cease and Desist Order (the "Order") issued by the Federal Deposit Insurance Corporation ("FDIC"), the Bank is categorized as "adequately capitalized" under the regulatory framework for prompt corrective action. Prior to the issuance of the Order, the Bank was categorized as "well capitalized," as of December 31, 2000. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table.

                                                                                                       To be categorized as
                                                                                                      Well-capitalized under
                                                                           For Capital                   Prompt Corrective
                                              Actual                    Adequacy Purposes                Action Provisions
                                  ----------------------------- ---------------------------------- ---------------------------
                                          Amount       Ratio        Amount               Ratio       Amount          Ratio
      ------------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars In thousands)
      As of December 31, 2001:
        Total capital (to risk-
          weighted assets)                $56,754       12.85%      $35,341      ****     8.00%     $44,176   ****   10.00%
        Tier I capital (to risk-
          weighted assets)                $51,233       11.60%      $17,671      ****     4.00%     $26,506   ****    6.00%
         Tier I capital
          (to average assets)             $51,233        9.07%      $22,598      ****     4.00%     $28,248   ****    5.00%
      ------------------------------------------------------------------------------------------------------------------------

      As of December 31, 2000:
        Total capital (to risk-
          weighted assets)                $46,902       14.76%      $25,413      ****     8.00%     $31,766   ****   10.00%
        Tier I capital (to risk-
          weighted assets)                $42,898       13.50%      $12,707      ****     4.00%     $19,060   ****    6.00%
        Tier I capital
          (to average assets)             $42,898        9.87%      $17,392      ****     4.00%     $21,740   ****   5.00%
     -------------------------------------------------------------------------------------------------------------------------

      As previously mentioned, the Bank has stipulated and consented to the issuance of an Order by the FDIC. The Order addresses the FDIC's findings and weaknesses in the Bank's compliance with the Bank Secrecy Act ("BSA"). Such an Order became effective on November 30, 2001. The violations of BSA rules and regulations and other BSA weaknesses asserted by the FDIC were determined by the FDIC to be the result

**** asterisks denotes greater than or equal to of inadequate training, oversight, communication, and internal controls. The Order requires the Bank to take affirmative action to address the Bank's BSA violations and weaknesses as asserted by the FDIC, including, without limitation, establishing adequate policies and procedures to identify and properly report suspicious activities as required by applicable rules and regulations, providing appropriate training to Bank personnel, and ensuring diligent management and Board of Directors oversight of the Bank's BSA compliance program and activities.

     As a result of the most recent regulatory examination, the FDIC has terminated the Order effective April 9, 2002.

17.  BUSINESS SEGMENT INFORMATION

     The following disclosure about segments of the Bank is made in accordance with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Bank segregates its operations into three primary segments: Banking Operations, Trade Finance Services ("TFS"), and Small Business Administration Lending Services. The Bank determines the operating results of each segment based on an internal management system that allocates certain expenses to each segment. Net interest income is based on the Bank's internal funds transfer pricing system which assigns a cost of funds or credit for funds to assets or liabilities based on their type, maturity or repricing characteristics. Noninterest income and noninterest expense, including depreciation and amortization, directly attributable to a segment are assigned to that business. Indirect costs, including overhead expense, are allocated to the segments based on several factors, including, but not limited to, full-time equivalent employees, loan volume and deposit volume. The provision for credit losses is allocated based on actual loans originated. The Bank evaluates overall performance based on profit or loss from operations before income taxes.

     Future changes in the Bank's management structure or reporting methodologies may result in changes in the measurement of operating segment results.

     Banking Operations - The Banking Operations provides deposit products and lending products including commercial, installment, and real estate loans to its customers. The Banking Operations also manages the Bank's investment, liquidity, and interest rate risk.

     Trade Finance Services - The Trade Finance department allows the Bank's import/export customers to handle their international transactions. Trade finance products include the issuance and collection of letters of credit, international collection, and import/export financing.

     Small Business Administration Lending Services - The SBA department provides customers of the Bank access to the U.S. SBA-guaranteed lending program.

                                                                                             BUSINESS SEGMENTS
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Banking           Trade
                                                                         Operations        Finance          SBA           Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (In thousands)
2001
Interest income                                                           $  28,302       $  3,615        $  4,206      $ 36,123
Interest expense                                                             10,486          1,248           2,015        13,749
                                                                          ---------       --------        --------      --------
Net interest income                                                       $  17,816       $  2,367        $  2,191      $ 22,374
Less provision for loan losses                                                  385            574             241         1,200
                                                                          ---------       --------        --------      --------

Net interest income after provision for loan losses                          17,431          1,793           1,950        21,174
                                                                          ---------       --------        --------      --------

Noninterest income                                                            6,676          3,084             858        10,618
Noninterest expense                                                          15,543          2,895           1,248        19,686
                                                                          ---------       --------        --------      --------

Income before taxes                                                       $   8,564       $  1,982        $  1,560      $ 12,106
                                                                          ---------       --------        --------      --------

Total assets                                                              $ 482,253       $ 43,593        $ 60,827      $586,673
                                                                          =========       ========        ========      ========

2000
Interest income                                                           $  24,025       $  4,812        $  4,061      $ 32,898
Interest expense                                                              7,747          1,547           2,403        11,697
                                                                          ---------       --------        --------      --------
Net interest income                                                       $  16,278       $  3,265        $  1,658      $ 21,201
Less provision for (recovery from) loan losses                                  834           (532)            198           500
                                                                          ---------       --------        --------      --------

Net interest income after provision for loan losses                          15,444          3,797           1,460        20,701
                                                                          ---------       --------        --------      --------
Noninterest income                                                            5,575          3,201             156         8,932
Noninterest expense                                                          12,088          2,992             849        15,929
                                                                          ---------       --------        --------      --------
Income before taxes                                                       $   8,931       $  4,006        $    767      $ 13,704
                                                                          ---------       --------        --------      --------

Total assets                                                              $ 355,846       $ 47,098        $ 48,884      $451,828
                                                                          =========       ========        ========      ========

1999
Interest income                                                           $  15,855       $  3,925        $  2,421      $ 22,201
Interest expense                                                              4,504          1,370           1,300         7,174
                                                                          ---------       --------        --------      --------
Net interest income                                                       $  11,351       $  2,555        $  1,121      $ 15,027
Less provision for loan losses                                                  609            162              33           804
                                                                          ---------       --------        --------      --------

Net interest income after provision for loan losses                          10,742          2,393           1,088        14,223
                                                                          ---------       --------        --------      --------

Noninterest income                                                            5,133          3,270             157         8,560
Noninterest expense                                                          11,675          2,593             305        14,573
                                                                          ---------       --------        --------      --------

Income before taxes                                                       $   4,200       $  3,070        $    940      $  8,210
                                                                          ---------       --------        --------      --------

Total assets                                                              $ 271,803       $ 49,350        $ 32,428      $353,581
                                                                          =========       ========        ========      ========

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data follows:

                                                        Three Months Ended
                                           March 31    June 30   September 30   December 31
                                           ------------------------------------------------
                                            (In thousands except per share data)
    2001
    Net interest income                     $5,229      $5,498      $5,617        $6,030
    Provision for loan losses               $  100          --      $  100        $1,000
    Net income                              $2,017      $2,001      $1,743        $1,999
    Basic earnings per common share         $ 0.30      $ 0.30      $ 0.26        $ 0.30
    Diluted earnings per common share       $ 0.30      $ 0.29      $ 0.25        $ 0.29
    ---------------------------------------------------------------------------------------

    2000
    Net interest income                     $4,893      $5,067      $5,481        $5,760
    Provision for loan losses               $  200      $  200      $  100            --
    Net income                              $1,882      $2,145      $2,218        $2,157
    Basic earnings per common share         $ 0.28      $ 0.32      $ 0.33        $ 0.32
    Diluted earnings per common share       $ 0.28      $ 0.31      $ 0.33        $ 0.30
    ---------------------------------------------------------------------------------------

19.  SUBSEQUENT EVENT

     On February 13, 2002, the Board of Directors declared an 11percent stock dividend to the stockholders of record as of March 1, 2002. Earnings per share data, has been restated for all periods presented to reflect such dividend.

CALIFORNIA CENTER BANK

BALANCE SHEETS
JUNE 30, 2002  AND DECEMBER 31, 2001  (Unaudited)
--------------------------------------------------------------------------------


ASSETS                                                                                           2002                2001
   Cash and due from banks                                                                 $   33,963,684     $   28,791,216
   Federal funds sold                                                                          10,000,000         33,000,000
   Money market funds and interest-bearing deposits in other banks                             30,000,000         20,400,000
                                                                                           --------------     --------------

           Cash and cash equivalents                                                           73,963,684         82,191,216

  Interest-bearing deposits in other banks                                                        100,000            200,000
  Securities available for sale, at fair value                                                102,550,413         94,519,840
  Securities held to maturity at amortized cost (fair value of $16,257,419
      as of June 30, 2002 and $15,224,113 as of December 31, 2001)                             15,750,269         14,925,931
  Federal Home Loan Bank  stock, at cost                                                          639,800            161,500
  Loans, net of allowance for loan losses of $5,872,726
    as of June 30, 2002 and $5,539,531 as of December 31, 2001                                440,862,859        372,044,059
  Premises and equipment, net                                                                   8,792,956          8,921,301
  Customers' liability on acceptances                                                           4,016,497          4,447,128
  Other real estate owned, net                                                                          -            673,938
  Accrued interest receivable                                                                   3,372,534          2,750,287
  Deferred income taxes, net                                                                    1,401,899          1,621,735
  Investments in affordable housing partnerships                                                2,642,672          2,678,870
  Other assets                                                                                  2,787,360          1,537,509
                                                                                           --------------     --------------

  TOTAL                                                                                    $  656,880,943     $  586,673,314
                                                                                           ==============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits:
    Noninterest-bearing                                                                    $  180,571,936     $  168,530,001
    Interest-bearing                                                                          408,436,346        356,840,216
                                                                                           --------------     --------------

           Total deposits                                                                     589,008,282        525,370,217

  Acceptances outstanding                                                                       4,016,497          4,447,128
  Accrued interest payable                                                                      2,623,487          3,313,289
  Other borrowed funds                                                                          2,162,359            324,401
  Accrued expenses and other liabilities                                                        2,788,510          1,827,815
                                                                                           --------------     --------------

           Total liabilities                                                                  600,599,135        535,282,850
                                                                                           --------------     --------------



  STOCKHOLDERS' EQUITY:
  Serial preferred stock, no par value; authorized, 2,000,000 shares; issued and outstanding, none
  Common stock, no par value; authorized, 12,000,000 shares; issued and
    outstanding, 6,831,269 as of June 30, 2002 and 6,104,441 as of December 31, 2001           49,327,766         41,283,775
  Retained earnings                                                                             6,412,205         10,098,100
  Accumulated other comprehensive income,  net of tax                                             541,837              8,589
                                                                                           --------------     --------------

  Total stockholders' equity                                                                   56,281,808         51,390,464
                                                                                           --------------     --------------

TOTAL                                                                                      $  656,880,943     $  586,673,314
                                                                                           ==============     ==============

See accompanying notes to financial statements.

CALIFORNIA CENTER BANK

STATEMENTS OF INCOME  (Unaudited)
SIX MONTHS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------

                                                        2002             2001
INTEREST AND DIVIDEND INCOME:
  Interest and fees on loans                        $ 14,366,862    $ 15,274,243
  Interest on federal funds sold                         187,889         705,777
  Interest on taxable securities                       2,524,048       1,978,253
  Interest on tax-advantaged securities                  115,555          76,563
  Dividends on equity securities                         323,182         114,199
  Others                                                  11,344          47,638
                                                    ------------    ------------
          Total interest income                       17,528,880      18,196,673

INTEREST EXPENSE:
  Interest on deposits                                 4,988,146       7,441,184
  Interest on borrowed funds                              11,497          27,598
                                                    ------------    ------------
          Total interest expense                       4,999,643       7,468,782

NET INTEREST INCOME BEFORE PROVISION FOR
  LOAN LOSSES                                         12,529,237      10,727,891
PROVISION FOR LOAN LOSSES                                500,000         100,000
                                                    ------------    ------------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                         12,029,237      10,627,891

NONINTEREST INCOME:
  Customer service fees                                2,885,972       2,729,027
  Fee income from trade finance transactions           1,366,046       1,554,740
  Wire transfer fees                                     287,122         220,680
  Gain on sale of loans                                  300,908          57,037
  Loan service fees                                      468,139         220,428
  Other income                                           249,278         154,801
                                                    ------------    ------------
          Total noninterest income                     5,557,465       4,936,713

NONINTEREST EXPENSE:
  Salaries and employee benefits                       6,269,981       5,190,518
  Occupancy                                              866,588         617,672
  Furniture, fixture, and equipment                      492,768         345,945
  Net other real estate owned income                     (98,458)              -
  Data processing                                        766,936         584,303
  Professional services fees                             597,075         519,255
  Business promotion and advertising                     714,327         440,837
  Stationery and supplies                                160,032         165,352
  Telecommunications                                     197,219         184,113
  Postage and courier service                            187,374         164,457
  Security service                                        63,866          58,151
  Other operating expenses                               765,875         601,071
                                                    ------------    ------------
          Total noninterest expense                   10,983,583       8,871,674

INCOME BEFORE INCOME TAX PROVISION                     6,603,119       6,692,930

INCOME TAX PROVISION                                   2,547,511       2,674,534
                                                    ------------    ------------

NET INCOME                                          $  4,055,608    $  4,018,396
                                                    ============    ============

EARNINGS PER SHARE:
  Basic                                             $       0.60    $       0.61
                                                    ============    ============
  Diluted                                           $       0.58    $       0.58
                                                    ============    ============


See accompanying notes to financial statements.

CALIFORNIA CENTER BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JUNE 30, 2002 AND DECEMBER 31, 2001 (Unaudited)
--------------------------------------------------------------------------------

                                                                                                    Accumulated

                                                                                                       Other           Total

                                                           Common Stock               Retained     Comprehensive   Stockholders'
                                                    --------------------------
                                                      Shares         Amount           Earnings     Income (Loss)      Equity
BALANCE, JANUARY 1, 2001                             5,272,214    $ 33,162,280      $ 9,755,521       $  (8,681)   $ 42,909,120

  Comprehensive income:
    Net income                                                                        7,759,701                       7,759,701
    Other comprehensive income -
      Change in unrealized gain (loss), net of tax
      expense $ 93,162 and benefit ($80,831) on;
      Securities available for sale                                                                     128,666
        Interest rate swap                                                                             (111,396)         17,270
                                                                                                                   ------------
           Comprehensive income                                                                                       7,776,971
                                                                                                                   ------------
  Stock options exercised                              144,296         705,599                                          705,599
  Stock dividend                                       687,931       7,415,896       (7,415,896)
  Cash paid for fractional shares                                                        (1,226)                         (1,226)

                                                    ----------   -------------     ------------      ----------    ------------

BALANCE, DECEMBER 31, 2001                           6,104,441      41,283,775       10,098,100           8,589      51,390,464

  Comprehensive income:
    Net income                                                                        4,055,608                       4,055,608
    Other comprehensive income:
      Change in unrealized gain, net of tax expense
     $ 284,187 and $257,650 on;
        Securities available for sale                                                                   395,583         395,583
        Interest rate swap                                                                              137,665         137,665
                                                                                                                   ------------
           Comprehensive income                                                                                       4,588,856
                                                                                                                   ------------
  Stock options exercised                               53,784         303,985                                          303,985
  Stock dividend                                       673,044       7,740,006       (7,740,006)
  Cash paid for fractional shares                                                        (1,497)                         (1,497)

                                                    ----------   -------------     ------------      ----------    ------------

BALANCE, JUNE 30, 2002                               6,831,269    $ 49,327,766      $ 6,412,205       $ 541,837    $ 56,281,808
                                                    ==========   =============     ============      ==========    ============

See accompanying notes to financial statements.

CALIFORNIA CENTER BANK
(Unaudited)
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                              2002            2001

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $   4,055,608   $   4,018,396
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                               560,893         363,438
   Amortization of premium
      on securities avaliable for sale and securities held to maturity         194,012         204,442
   Provision for loan losses                                                   500,000         100,000
   Loss on disposal of equipment                                                 1,084               -
   Gain on sale of SBA loans                                                  (300,908)        (57,037)
   Gain on sale of other real estate owned                                     (84,509)              -
   Proceeds from sale of SBA loans                                          11,682,667      11,576,034
   Origination of SBA loans                                                (29,632,700)     (8,155,703)
   Federal Home Loan Bank stock dividend                                        (4,600)         (4,300)
   (Increase) decrease in accrued interest receivable                         (622,247)        145,502
   (Increase) decrease in other assets                                        (930,053)        831,445
   (Decrease) increase in accrued interest payable                            (689,802)        174,511
    Increase in accrued expenses
      and other liabilities                                                  1,152,922         750,996
                                                                         -------------   -------------

        Net cash (used in) provided by operating activities                (14,117,633)      9,947,724
                                                                         -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease (increase) in interest-bearing deposits in other banks          100,000        (400,000)
  Purchase of securities available for sale                                (22,115,386)    (50,348,182)
  Proceeds from principal repayment, matured, or called
   securities available for sale                                            14,130,955      13,817,526
  Purchase of securities held to maturity                                     (827,959)     (3,215,071)
  Purchase of Federal Home Loan Bank stock                                    (473,700)       (300,450)
  Proceeds from matured or called securities held to maturity                    1,027      17,480,949
  Net increase in loans                                                    (51,141,642)    (29,249,172)
  Proceeds from recoveries of loans previously charged-off                     553,782         561,419
  Purchases of premises and equipment                                         (442,315)     (2,021,074)
  Proceeds from disposal of equipment                                            8,684          (2,791)
  Proceeds from sale of other real estate owned                                278,447               -
  Net decrease in investments in affordable housing partnerships                39,697          26,307
                                                                         -------------   -------------

        Net cash used in investing activities                              (59,888,410)    (53,650,539)
                                                                         -------------   ------------

CALIFORNIA CENTER BANK

(Unaudited)
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                               2002              2001
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                                 $ 63,638,065      $ 50,323,779
  Net increase in other borrowed funds                                        1,837,958         1,409,866
  Proceeds from stock options exercised                                         303,984           190,028
  Stock dividend paid in cash for fractional shares                              (1,496)           (1,226)
                                                                           ------------      ------------

      Net cash provided by financing activities                              65,778,511        51,922,447
                                                                           ------------      ------------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                           (8,227,532)        8,219,632


CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 82,191,216        47,870,390
                                                                           ------------      ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                     $ 73,963,684      $ 56,090,022
                                                                           ============      ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Interest paid                                                            $  5,689,445      $  7,294,271
  Income taxes paid                                                        $  1,750,000      $  2,405,988

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING, OPERATING, AND FINANCING
  ACTIVITIES:

  Loans made to facilitate the sale of other real estate owned             $    480,000      $          0
  Transfer of retained earnings to common stock for stock dividend         $  7,740,006      $  7,415,896

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

     1. BASIS OF PRESENATION

     The financial statements, presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are unaudited and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of financial condition and results of operations for the interim periods. All adjustments are of a normal and recurring nature. Results for the period ended June 30, 2002 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company's financial statements for the year ended December 31, 2001.

     Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

     2. STOCKHOLDERS' EQUITY

     The Board of Directors declared an 11 percent stock dividend to stockholders of record as of March 1, 2002 and paid on March 18, 2002. Earnings per share data, have been restated for all periods presented to reflect such dividend.

     3. EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations at June 30, 2002 and 2001. Earnings per share data have been restated for all periods presented to reflect the stock dividend paid on March 18, 2002 (see Note 2).

                                                                 Income               Shares              Amount
     -------------------------------------------------------------------------------------------------------------------
     June 30, 2002
     Basic EPS -
       Income available to common stockholders                $  4,055,608           6,788,506            $  0.60

     Effect of Dilutive Securities -
       Options                                                          --             263,902            $ (0.02)

     Diluted EPS -
       Income available to common stockholders                $  4,055,608           7,052,408            $  0.58
     -------------------------------------------------------------------------------------------------------------------

     June 30, 2001
     Basic EPS -
       Income available to common stockholders                $  4,018,396           6,637,828            $  0.61

     Effect of Dilutive Securities -
       Options                                                          --             295,089            $ (0.03)

     Diluted EPS -
       Income available to common stockholders                $  4,018,396           6,932,917            $  0.58
     -------------------------------------------------------------------------------------------------------------------

4.   Commitments and Contingencies

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commercial letters of credit, standby letters of credit and performance bonds. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of the collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

Commercial letters of credit, standby letters of credit, and performance bonds are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

A summary of the notional amounts of the Bank's financial instruments relating to extension of credit with off-balance-sheet risk at June 30, 2002 and December 31, 2001 follows:

                                         June 30, 2002        December 31, 2001
--------------------------------------------------------------------------------

Commitments to extend credit               $37,997,171              $45,235,628
Standby letters of credit                    3,114,804                3,329,802
Commercial letters of credit                20,187,935               12,682,434
Performance bonds                              349,171                  416,856
--------------------------------------------------------------------------------

5.   OTHER BORROWED FUNDS

The Bank generally borrows funds from the Treasury, Tax, and Loan Investment Program, which is administered by the Federal Reserve Bank. Borrowings obtained from the Treasury, Tax, and Loan Investment Program mature within a month from the transaction date.

Under the program, the Bank receives funds from the U.S. Treasury Department in the form of open-ended notes, up to a total of $2,200,000. The Bank has pledged U.S. government agencies and/or mortgage-backed securities with a total carrying value of $3,530,499 (available for sale at fair market value of $2,530,499 and held to maturity at amortized cost of $1,000,000) at June 30, 2002 and $3,530,499 (available for sale at fair market value of $2,530,499 and held to maturity at amortized cost of $1,000,000) at December 31, 2001, as collateral to participate in the program. The total borrowed amount outstanding at June 30, 2002 and December 31, 2001 was $324,401 and $324,401, respectively. Interest expense on these notes was $42,685 at June 30 2002, $42,685 in 2001, and $75,647 in 2000, reflecting average interest rates of 3.28%, 3.28% and 6.12%, respectively.

                                   APPENDIX A

                                 ______________

                             PLAN OF REORGANIZATION
                             AND AGREEMENT OF MERGER

                             PLAN OF REORGANIZATION
                                       AND
                               AGREEMENT OF MERGER

     THIS PLAN OF REORGANIZATION AND AGREEMENT OF MERGER ("Agreement") is made and entered into this 7th day of June 2002, between California Center Bank, a California state chartered banking corporation (the "Bank"), CCB Merger Company, a California corporation (the "Subsidiary") and Center Financial Corporation, a California corporation (the "Holding Company").

                                R E C I T A L S:

     A. The Bank is a banking corporation duly organized and validly existing and doing business in good standing under the laws of the State of California, and has its principal office in Los Angeles, California and has authorized capital stock of 12,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value ("Bank Stock"), of which, as of the date hereof, there are 6,810,954 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding; and

     B. The Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the State of California, and has authorized capital of 1,000,000 shares of no par value common stock of which, as of the date hereof, there are 100 shares issued and outstanding ("Subsidiary Stock"), all of which are owned by the Holding Company; and

     C. The Holding Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has authorized capital of 20,000,000 shares of voting common stock, without par value and 10,000,000 shares of preferred stock, without par value ("Holding Company Stock"), of which, as of the date hereof, there are 100 shares issued and outstanding, all of which are owned by Chung Hyun Lee; and

     D. At least a majority of the entire Board of Directors of the Bank, the Holding Company and the Subsidiary, respectively, have approved this Agreement and authorized its execution;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth and for the purpose of prescribing the terms and conditions of the merger of the Subsidiary with and into the Bank, the parties hereto agree as follows:

                                    ARTICLE 1
                                 TERMS OF MERGER

     1.1 Merger. On the Effective Date, as defined in Section 3.1, the Subsidiary shall be merged with and into the Bank ("Merger"), with the Bank being the surviving corporation (the "Surviving Corporation") and a subsidiary of the Holding Company. The Surviving Corporation's name shall continue to be "California Center Bank."

     1.2 Articles, Bylaws and Certificate of Authority. The Articles of Incorporation of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Articles of Incorporation of the Surviving Corporation, without change or amendment; the Bylaws of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Bylaws of the Surviving Corporation, without change or amendment; the Certificate of Authority of California Center Bank issued by the Department of Financial Institutions of the State of California shall be and remain the Certificate of Authority of the Surviving Corporation, and the Bank's insurance of accounts coverage by the Federal Deposit Insurance Corporation shall be and remain the insurance of accounts coverage of the Surviving Corporation.

     1.3 Officers and Directors. On and after the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall continue to be the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation and until such time as their successors are elected and have qualified.

     1.4 Rights and Privileges. On and after the Effective Date, all the rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Bank shall continue unaffected and unimpaired by the Merger. On and after the Effective Date, the Surviving Corporation shall without further transfer, possess all of the rights, privileges, powers, franchises, facilities, and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Subsidiary.

     1.5 Assumption of Liabilities. On and after the Effective Date, the Surviving Corporation shall succeed to and be liable for all debts, liabilities and other obligations, known or unknown, contingent or otherwise, of the Subsidiary, of any nature whatsoever, existing on the Effective Date or attributable to the operations of the Subsidiary as though the Surviving Corporation had incurred them.

     1.6 Further Cooperation. If at any time after the Effective Date any further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

                                    ARTICLE 2
                                  CAPITAL STOCK

     2.1 Stock of the Subsidiary. On the Effective Date, each share of Subsidiary Stock issued and outstanding immediately prior to the Effective Date shall be converted into one share of Bank Stock.

     2.2 Stock of the Bank. On the Effective Date, each share of Bank Stock issued and outstanding immediately prior to the Effective Date shall be converted into and exchanged for one share of Holding Company Stock.

     2.3 Exchange of Holding Company Stock for Bank Stock. On the Effective Date, each Bank shareholder of record at that date shall be entitled to receive one share of Holding Company Stock for each share of Bank Stock held on that date. The Holding Company shall issue that number of shares which shareholders are entitled to receive. On and after the Effective Date, certificates representing the issued and outstanding Bank Stock immediately prior to the Effective Date shall thereafter represent shares of the Holding Company Stock, and such certificates may be exchanged by the holders thereof, after the Effective Date, for new certificates for the appropriate number of shares bearing the name of the Holding Company.

     2.4 Repurchase of Holding Company Stock. Immediately following the effectiveness of the Merger, each of the 100 shares of the Holding Company Stock issued and outstanding and owned by Chung Hyun Lee immediately prior to the Effective Date shall be repurchased by the Holding Company for $10.00 per share.

     2.5 Rights to Stock Options. On and after the Effective Date, all outstanding options to purchase shares of Bank Stock granted pursuant to the Bank's Stock Option Plan(s) shall be assumed by and shall be deemed options to purchase shares of Holding Company Stock on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and for the same number of shares as have been agreed upon and set forth in the Bank's Stock Option Plan(s) and stock option agreements entered into pursuant thereto.

     2.6 Employee Benefit Plans. On and after the Effective Date, each share of Bank Stock held in trust or otherwise in connection with any and all of the Bank's employee benefit plans, shall be converted into one share of Holding Company Stock. Such plans shall be subject to the same terms and conditions as existed prior to the Effective Date, subject to the requirements of the Securities Act.

                                    ARTICLE 3
                                 EFFECTIVE DATE

     3.1 Effective Date. The Effective Date of the Merger shall be the date of filing, in the Office of the Secretary of State of California, of an executed copy of an Agreement of Merger which sets forth the terms of this Plan of Reorganization and Agreement of Merger, and includes all requisite accompanying certificates, in accordance with Section 1103 of the California Corporations Code, or such later date as may be indicated in the Agreement of Merger. The date of such filing or later indicated date shall be the "Effective Date" of the Merger.

                                    ARTICLE 4
                                    APPROVALS

     4.1 Shareholder Approvals. This Agreement shall be submitted to the shareholders of the Bank, the Subsidiary and the Holding Company for approval and ratification, as provided by the applicable laws of the State of California and other applicable law.

     4.2 Regulatory Approvals. The parties hereto agree that each shall proceed to and cooperate fully to obtain the regulatory approvals and consents and to satisfy the requirements prescribed by applicable law and/or regulation or which are otherwise necessary or desirable in connection with the completion of the Merger as outlined herein. Such regulatory approvals, consents and requirements shall include, but shall not be limited to, the approvals and consents set forth in Article 5 herein.

                                    ARTICLE 5
                              CONDITIONS PRECEDENT

     5.1  The Merger is subject to and conditioned upon the following:

          5.1.1 Shareholder Approvals. Approval and ratification of this Agreement by the holders of a majority of the outstanding shares of the Bank, the Subsidiary and the Holding Company as required by applicable law.

          5.1.2 Regulatory Approvals. Receipt of all other approvals and consents, and satisfaction of all other requirements as are prescribed by applicable law in connection with the Merger including, but not limited to, approval of the Federal Deposit Insurance Corporation, non-disapproval by the Board of Governors of the Federal Reserve System and approval of the California Department of Financial Institutions.

          5.1.3 Performance of Obligations. Performance by each party hereto of all its obligations under this Agreement.

                                    ARTICLE 6
                                   TERMINATION

     6.1 Termination. The Agreement may be terminated at any time upon the occurrence of any of the following events:

          6.1.1 If any of the conditions set forth in Article 5 is not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of any of the parties, in their sole and absolute discretion; or

          6.1.2 If any action, suit, proceeding or claim has been instituted, made or threatened, relating to the proposed Merger which makes consummation of the Merger inadvisable in the opinion of a majority of the Board of Directors of any of the parties; or

          6.1.3 If for any reason consummation of the Merger is inadvisable in the opinion of a majority of the Board of Directors of any of the parties.

     6.2 Effect of Termination. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or shareholders.

                                    ARTICLE 7
                                    EXPENSES

     7.1 Expenses of the Merger. All of the expenses of the Merger, including filing fees, printing and mailing costs, and accountants' fees and legal fees, shall initially be paid by the Bank, subject to appropriate reimbursement by the Holding Company prior to the Effective Date. Shortly before the Effective Date, the Bank and the Holding Company will review all expenses related to the Merger incurred to that date, and allocate such expenses as appropriate between the Bank and the Holding Company. Immediately prior to the closing, the Holding Company will obtain a loan from a non-affiliated third party or from one or more directors of the Bank and pay its appropriate share of such expenses to the Bank. After the closing, the Holding Company will repay the loan from the proceeds of a cash dividend to be paid by the Bank. In the event that the Merger is abandoned or terminated for any reason, all expenses shall be borne by the Bank.

                                    ARTICLE 8
                          AMENDMENT, MODIFICATION, ETC.

     8.1 Amendment, Modification, Etc. The Bank, the Subsidiary and the Holding Company, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Agreement in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by shareholders of the Bank, the Subsidiary and the Holding Company; provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by the Holding Company in exchange for each share of the Bank, except by the affirmative action of such shareholders as required by law.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

                                    CALIFORNIA CENTER BANK


                                    By: /s/ Seon Hong Kim
                                        ----------------------------------------
                                         Seon Hong Kim, President
                                          and Chief Executive Officer

                                    By: /s/ Yong Hwa Kim
                                        ----------------------------------------
                                         Yong Hwa Kim, Secretary


                                    CCB MERGER COMPANY


                                    By: /s/ Seon Hong Kim
                                        ----------------------------------------
                                         Seon Hong Kim, President
                                          and Secretary


                                    CENTER FINANCIAL CORPORATION


                                    By: /s/ Seon Hong Kim
                                        ----------------------------------------
                                         Seon Hong Kim, President
                                          and Chief Executive Officer

                                    By: /s/ Yong Hwa Kim
                                        ----------------------------------------
                                         Yong Hwa Kim, Secretary

                                   APPENDIX B

                                  ____________


                          CENTER FINANCIAL CORPORATION
                             AUDIT COMMITTEE CHARTER

                          CENTER FINANCIAL CORPORATION
                             Audit Committee Charter
                                    May 2002

I.   AUDIT COMMITTEE PURPOSE

The Audit Committee of Center Financial Corporation (the "Company") is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

     1. Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

     2. Monitor the independence and performance of the Company's independent auditors, the external audit function and the loan review function.

     3. Provide an avenue of communication among the independent auditors, management, the external audit function, and the Board of Directors.

     The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II.  AUDIT COMMITTEE COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the National Association of Securities Dealers ("NASD"). The Audit Committee shall be comprised of three or more independent directors as determined by the Board of Directors in accordance with the rules of Nasdaq, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Audit Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

The Audit Committee shall meet at least six times annually, or more frequently as circumstances dictate. The Audit Committee should meet privately in executive session at least annually with Management, the independent auditors, and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee, or at least its Chair, should communicate with Management and the independent auditors quarterly to review the Company's financial statements and significant findings based upon the auditors' limited review procedures.

III. AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

  A. Review Procedures

     1. Review and reassess the adequacy of this charter at least annually. Submit the charter to the Board of Directors for approval annually and have the document published at least every three years in accordance with SEC regulations.
                                      B-2

     2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with Management and the independent auditors of significant issues regarding accounting principles, practices, and judgments.

     3. In consultation with Management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps Management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with Management's responses, if any.

     4. Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial reports prior to filing or distribution. Discuss any significant changes to Company's accounting principles and any items required to be communicated by the independent auditors in accordance with AICPA SAS 61 (see item B.5). The Chair may represent the entire Audit Committee for purposes of this review.

     5. Review the budget, plan, changes in plan, activities and organizational structure, as needed.

     6. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies, if any.

B.   Independent Auditors

     1. The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

     2. Approve the fees and other significant compensation to be paid to the independent auditors.

     3. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they may have with the Company that could impair the auditors' independence, and the Audit Committee shall receive the written disclosures and the letters from independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committee), as such may be modified or supplemented.

     4. Review the independent auditors' plan and discuss scope, staffing, locations, reliance upon Management, and external audit and general audit approach.

     5. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

     6. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

C.   Other Audit Committee Responsibilities

     1. Annually prepare a report to shareholders as required by the SEC. This report should be included in the Company's annual proxy statement.


     2. Review significant reports prepared by the Company's internal and/or external loan review personnel together with Management's response and follow-up to these reports.

     3. Perform any other activities consistent with this charter, the Company's bylaws, and governing law, as the Committee or the Board deems necessary or appropriate.

     4. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the forgoing activities.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

         The Articles of Incorporation and Bylaws of Center Financial Corporation provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Center Financial Corporation's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;
(iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

         Center Financial Corporation's Bylaws provide that Center Financial Corporation shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Center Financial Corporation's Bylaws also provide that Center Financial Corporation shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Center Financial Corporation would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Center Financial Corporation's Bylaws. It is the policy of the Board of Directors that Center Financial's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and Center Financial's Articles of Incorporation and Bylaws.

Item 21. Exhibits and Financial Statement Schedules

(a)      Exhibits.  See Exhibit Index

(b)      Financial Statement Schedules

         All schedules are omitted because the required information is not applicable.

(c)      Not applicable.

Item 22. Undertakings

(a) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.


         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning any transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 30, 2002.


                                     CENTER FINANCIAL CORPORATION

                                     /s/ Seon Hong Kim
                                     -------------------------------------
                                 By: Seon Hong Kim
                                     President and Chief Executive Officer
                                     (Duly Authorized Representative)







         Pursuant to the requirements of the Securities Exchange Act of 1933, this amendment to registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Signature                     Title                              Date

/s/ Seon Hong Kim             President, Chief Executive         August 30, 2002
------------------------
Seon Hong Kim                 Officer and Director

/s/ Chung Hyun Lee *          Chairman of the Board              August 30, 2002
------------------------
Chung Hyun Lee

/s/ David Z. Hong *           Director                           August 30, 2002
------------------------
David Z. Hong

/s/ Jin Chul Jhung            Director                           August 30, 2002
------------------------
Jin Chul Jhung

/s/ Chang Hwi Kim *           Director                           August 30, 2002
------------------------
Chang Hwi Kim

/s/ Peter Y. S. Kim           Director                           August 30, 2002
------------------------
Peter Y. S. Kim

/s/ Sang Hoon Kim *           Director                           August 30, 2002
------------------------
Sang Hoon Kim

/s/ Monica M. Yoon *          Director                           August 30, 2002
------------------------
Monica M. Yoon

/s/ Yong Hwa Kim              Senior Vice President,             August 30, 2002
------------------------
Yong Hwa Kim                  Chief Financial Officer
                              and Corporate Secretary

* By Seon Hong Kim as
  Attorney-in-Fact

                                INDEX TO EXHIBITS


Exhibit No.       Description

   2 Plan of Reorganization and Agreement of Merger dated June 7, 2002 among California Center Bank, Center Financial Corporation and CCB Merger Company (Appendix "A" of proxy statement/prospectus)


   3.1            Restated Articles of Incorporation of Center Financial
                  Corporation*

   3.2            Restated Bylaws of Center Financial Corporation*

   5.1 Opinion of Fried, Bird & Crumpacker, P.C. regarding Legality of Securities being Registered*

   8.1 Opinion of Katten Muchin Zavis Rosenman concerning the Reorganization under Internal Revenue Code 368(a)(2)(E) and concerning the assumption of California Center Bank's Stock Option Plan*

   8.2            Opinion of Fried, Bird & Crumpacker, P.C. re Merger*

   10.1           Employment Agreement between California Center Bank and Seon
                  Hong Kim*

   10.2 California Center Bank 1996 Stock Option Plan (assumed by Registrant in the reorganization)*

   10.3           Lease for Corporate Headquarters Office*

   10.4           Lease for Gardena Office*

   10.5           Lease for Downtown Office*

   16             Letter Regarding Change in Certifying Accountant*

   21             Subsidiaries of Registrant*


   23.1 Consent of Fried, Bird & Crumpacker, P.C. (included in Exhibits 5.1 and 8.2)

   23.2 Consent of Katten Muchin Zavis Rosenman with respect to Tax Opinion (included within Exhibit 8.1)

   23.3           Consent of Deloitte & Touche LLP relating to Audited Financial
                  Statements

   23.4           Consent of KPMG LLP relating to Audited Financial Statements


   24             Power of Attorney (included in the signature page)*

   99.1           Form of Proxy for use by Shareholders of California Center
                  Bank*

* previously filed